      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1997


                                                      REGISTRATION NO. 333-23591

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            MONACO COACH CORPORATION

             (Exact name of registrant as specified in its charter)

                DELAWARE                                    3711                                   35-1880244
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                              91320 INDUSTRIAL WAY
                              COBURG, OREGON 97408
                                 (541) 686-8011

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 KAY L. TOOLSON
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            MONACO COACH CORPORATION
                              91320 INDUSTRIAL WAY
                              COBURG, OREGON 97408
                                 (541) 686-8011

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

             Henry P. Massey, Jr., Esq.                              Geoffrey P. Leonard, Esq.
               Steven L. Berson, Esq.                                 Scott D. Elliott, Esq.
                Gregory T. Cox, Esq.                                  Jeffrey R. Brown, Esq.
            Bradley A. Bugdanowitz, Esq.                        Orrick, Herrington & Sutcliffe LLP
          Wilson Sonsini Goodrich & Rosati                        Old Federal Reserve Bank Bldg.
              Professional Corporation                                  400 Sansome Street
                 650 Page Mill Road                                   San Francisco, CA 94111
                 Palo Alto, CA 94304                                      (415) 392-1122
                   (415) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM     PROPOSED MAXIMUM
                 TITLE OF EACH CLASS                      AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING
           OF SECURITIES TO BE REGISTERED                 REGISTERED(1)          SHARE(2)             PRICE(2)
Common Stock, $.01 par value.........................   2,415,000 shares          $20.375          $49,205,625.00


                 TITLE OF EACH CLASS                        AMOUNT OF
           OF SECURITIES TO BE REGISTERED               REGISTRATION FEE
Common Stock, $.01 par value.........................     $14,910.80(3)



(1) Includes 255,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee.



(3) Previously paid on March 19, 1997.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 22, 1997

PROSPECTUS


                                1,700,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                   ---------


    Of the 1,700,000 shares of Common Stock, par value $.01 per share, offered hereby (the "Offering"), 800,000 shares are being sold by Monaco Coach Corporation (the "Company") and 900,000 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.



    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCCO." The last reported sale price of the Company's Common Stock on the Nasdaq National Market on May 21, 1997 was $21.25 per share. See "Price Range of Common Stock."

                                 --------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING                        PROCEEDS
                                      PRICE TO       DISCOUNTS AND     PROCEEDS TO      TO SELLING
                                       PUBLIC       COMMISSIONS(1)     COMPANY(2)      STOCKHOLDERS
Per Share                                 $                $                $                $
Total(3)                                  $                $                $                $

   (1) For information concerning indemnification of the Underwriters, see "Underwriting."


   (2) Before deducting expenses estimated at $475,000 payable by the Company.



   (3) Certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 255,000 additional shares of Common Stock to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
       Commissions and Proceeds to Selling Stockholders will be $         ,
       $         and $         , respectively.

                                 --------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock will be available for delivery on or about            , 1997, at
the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                                 --------------

SMITH BARNEY INC.

                            WILLIAM BLAIR & COMPANY

                                                       A.G. EDWARDS & SONS, INC.

         , 1997

    [PHOTO OF MONACO MOTOR COACH WITH MONACO COACH CORPORATION LOGO OVERLAY]

    "Aluma-Lite," "Dynasty," "Endeavor," "The Executive," "Holiday Rambler," "Vacationer" and "Windsor" are among the registered trademarks of the Company. This Prospectus also includes other trade names and trademarks of the Company as well as other companies.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                [ARTWORK A]

     Monaco Coach Corporation is a leading manufacturer of premium Class A motor coaches, fifth wheel trailers and travel trailers sold under the well known ""Monaco'' and ""Holiday Rambler'' brand names.

     [Five photos consisting of; (i) Holiday Rambler Alumascape Travel Trailer, (ii) Company employee using computer aided design program, (iii) Company employee installing electrical wiring, (iv) inside of manufacturing facility and (v) Monaco Signature Series Motor Coach. Also A drawing of the Monaco Roadmaster chassis.]

                               [ARTWORK B]

     The Company fosters brand loyalty through its innovative designs, emphasis on quality and responsive and professional customer service

     [Five photos consisting of; (i) Holiday Rambler Imperial Motor Coach,
(ii) inside of Monaco Signature Series motor coach, (iii) Holiday Rambler Imperial Fifth Wheel Trailer, (iv) man and woman at barbeque in front of motor coaches, (v) man with dog in chair in front of motor coaches.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS SET FORTH IN THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE HEREIN, INFORMATION IN THIS PROSPECTUS
ASSUMES: (I) THE CONVERSION OF THE 65,217 SHARES OF REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK (THE "REDEEMABLE PREFERRED STOCK") ACQUIRED BY HR, LLC, A COMPANY OWNED BY HARLEY-DAVIDSON, INC. ("HARLEY-DAVIDSON"), IN CONNECTION WITH THE HOLIDAY ACQUISITION (AS HEREINAFTER DEFINED) INTO 230,767 SHARES OF COMMON STOCK AND THE SALE OF SUCH 230,767 SHARES OF COMMON STOCK IN THE OFFERING; AND (II) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THE COMPANY'S FISCAL YEAR CONSISTS OF THREE 13-WEEK QUARTERS AND A FOURTH QUARTER ENDING ON THE SATURDAY CLOSEST TO THE END OF THE CALENDAR YEAR. REFERENCES TO 1994, 1995 AND 1996 REFER TO THE FISCAL YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996, RESPECTIVELY.

                                  THE COMPANY


    The Company is a leading manufacturer of premium Class A motor coaches and towable recreational vehicles. The Company's product line consists of ten models of motor coaches and five models of fifth wheel trailers and travel trailers (collectively, "towables") under the well known "Monaco" and "Holiday Rambler" brand names. The Company's products, which are typically priced at the high end of their respective product categories, range in suggested retail price from $60,000 to $750,000 for motor coaches and from $15,000 to $70,000 for towables. The Company has achieved significant market positions in the high end price range of the market segments in which it competes. Based upon retail registrations in 1996, the Company believes it had a 25% share of the market for High-Line Class A motor coaches (units with retail prices above $120,000), an 11% share of the market for high end fifth wheel trailers (units with retail prices above $24,000) and a 48% share of the market for high end travel trailers (units with retail prices above $20,000). The Company's products are sold through an extensive network of 168 dealerships located primarily in the United States and Canada.


    Prior to March 1996, the Company's product line consisted exclusively of High-Line Class A motor coaches. In March 1996, the Company acquired Holiday Rambler, a manufacturer of a full line of Class A motor coaches and towables. The Holiday Acquisition: (i) more than doubled the Company's net sales; (ii) provided the Company with a significantly broader range of products, including complementary High-Line Class A motor coaches and the Company's first product offerings of fifth wheel trailers, travel trailers and entry-level to mid-range motor coaches; and (iii) lowered the price threshold for first-time buyers of the Company's products, thus making them more affordable for a significantly larger base of potential customers. The Company believes that developing relationships with a broader base of first-time buyers, coupled with the Company's strong emphasis on quality, customer service and design innovation, will foster brand loyalty and increase the likelihood that, over time, more customers will trade-up through the Company's line of products. Attracting larger numbers of first-time buyers is important to the Company because of the Company's belief that many recreational vehicle customers purchase multiple recreational vehicles during their lifetime.

    The Company's strategy is to increase sales and earnings by attracting new customers in both the Class A motor coach and towables market segments and providing these customers with additional products to choose from when they trade-up to a higher priced product category. Principal elements of this strategy include: (i) continuing to offer high quality, premium products in both the Class A motor coach and towables market segments; (ii) introducing new Class A motor coach and towable products to broaden the price range of the Company's products within each market segment; (iii) expanding production capacity while maximizing manufacturing efficiencies in an effort to better meet market demand as well as lower costs and improve operating margins; (iv) maintaining and expanding the Company's dealer network, primarily by adding more towables dealers with greater geographic coverage; (v) emphasizing new product design and innovation; and (vi) promoting customer satisfaction and brand loyalty.

    The recreational vehicle industry is currently experiencing favorable demographic trends. Recreational vehicles are purchased by adults in all age ranges, with the highest market penetration in the 45 to 74 age group. According to the Census Bureau of the U.S. Department of Commerce, the number of adults between the ages of 45 and 74 is projected to increase by approximately 41% from 1995 through the year 2010, compared with a projected increase of approximately 13% for the overall population, thereby representing an expanded potential consumer market for recreational vehicle sales. In 1996, according to the Recreation Vehicle Industry Association (the "RVIA"), recreational vehicle manufacturers shipped units (excluding conversion vehicles) with an aggregate retail value of approximately $6.3 billion.


    The principal office of the Company is located at 91320 Industrial Way, Coburg, Oregon 97408, and its telephone number is (541) 686-8011. The Company has manufacturing facilities in Coburg, Oregon, Elkhart, Indiana and Wakarusa, Indiana. The Company maintains websites for both the "Monaco" and "Holiday Rambler" brand names on the World Wide Web. Information contained in the Company's websites will not be deemed to be a part of this Prospectus.


    Unless the context otherwise requires, (i) the term "Holiday Acquisition" when used in this Prospectus means the Company's acquisition on March 4, 1996 of Harley-Davidson's Holiday Rambler LLC Recreational Vehicle Manufacturing Division ("Holiday Rambler") and ten retail dealerships (the "Holiday World Dealerships") owned by an affiliate of Harley-Davidson; (ii) the term "Company" when used in this Prospectus refers to Monaco Coach Corporation, its Predecessor (as hereinafter defined) and, after March 4, 1996, the combined operations of the Company, Holiday Rambler and the Holiday World Dealerships; and (iii) the term "Monaco" refers to the Company's Monaco Division.

                                  THE OFFERING


Common Stock Offered by the Company.............  800,000 shares
Common Stock Offered by the Selling               900,000 shares
  Stockholders..................................
Total Common Stock Offered......................  1,700,000 shares

Common Stock to be Outstanding after the          5,473,279 shares(1)
  Offering......................................

Use of Proceeds.................................  For repayment of debt, working capital, general corporate purposes, and potential
                                                  acquisitions

Nasdaq National Market Symbol...................  MCCO


------------------------

(1) Excludes: (i) 525,000 shares reserved for issuance under the Company's 1993 Incentive Stock Option Plan (the "Option Plan"), under which options to purchase 225,260 shares were outstanding as of the date of this Prospectus; and (ii) 40,000 shares reserved for issuance under the Company's 1993 Director Option Plan (the "Director Plan"), under which options to purchase 12,800 shares were outstanding as of the date of this Prospectus. See "Capitalization."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
     (IN THOUSANDS, EXCEPT PER SHARE DATA AND CONSOLIDATED OPERATING DATA)



                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                                        FISCAL YEAR                 ---------------------------
                                                          ----------------------------------------    MARCH 30,     MARCH 29,
                                                              1994          1995        1996(1)        1996(1)       1997(1)
                                                          ------------  ------------  ------------  -------------  ------------
                                                                                                            (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Net sales.............................................   $ 107,300     $ 141,611     $ 365,638     $  61,164      $ 109,023
  Gross profit..........................................      17,406        17,019        47,729(2)      6,727(2)      15,042
  Operating income......................................       9,633         8,355        13,741         1,930          5,389
  Interest expense......................................          69           298         3,914           863            821
  Net income............................................       5,941         4,898         5,909           634          2,695
  Earnings per common share.............................   $    1.33     $    1.09     $    1.26(3)  $     .14(3)   $     .57
  Weighted average common shares outstanding............       4,473         4,475         4,678         4,540          4,747

CONSOLIDATED OPERATING DATA:
  Units sold (4):
    Motor coaches.......................................         717           982         2,733           441            809
    Towables............................................          --            --         1,977           200            682
  Dealerships at end of period..........................          48            49           159           164            168



                                                                                              AT MARCH 29, 1997
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(5)
                                                                                          ---------  --------------
                                                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.......................................................................  $   1,806    $   17,354
  Total assets..........................................................................    149,189       153,465
  Long-term borrowings, less current portion............................................     15,875        15,875
  Redeemable Preferred Stock............................................................      2,735            --
  Total stockholders' equity............................................................     46,528        64,811


------------------------------


(1) Includes the operations of Holiday Rambler and the Holiday World Dealerships from March 4, 1996. The Holiday World Dealerships generated net sales of $25.0 million in fiscal 1996 and $5.3 million and $3.5 million in the three months ended March 30, 1996 and March 29, 1997, respectively. These amounts represent the sale of 820 units during fiscal 1996 and 193 units and 98 units in the three months ended March 30, 1996 and March 29, 1997, respectively, that were either previously owned or not Holiday Rambler units, as well as service revenues. The Company sold seven Holiday World Dealerships in fiscal 1996, one in the first three months of 1997, and intends to sell the two remaining dealerships.



(2) Includes a $645,000 increase in the three months ended March 30, 1996 and a $1.7 million increase in fiscal 1996 to cost of sales resulting from the sale of inventory that was written up to fair value at the date of the Holiday Acquisition.



(3) Earnings per common share for fiscal 1996 and for the three months ended March 29, 1997 are fully diluted earnings per share. Includes a one-time charge of $.08 per share for the three months ended March 30, 1996 and $0.22 per share for fiscal 1996, net of tax effect, related to the inventory write-up described in Note 2 above. Excluding this charge, fully diluted earnings per common share in the three months ended March 30, 1996 and in fiscal 1996 would have been $.22 and $1.48 per share, respectively.



(4) Excludes units sold by the Holiday World Dealerships that were either previously owned or not Holiday Rambler units.



(5) Adjusted for the sale by the Company of 800,000 shares of Common Stock offered hereby at an assumed public offering price of $21.25 per share, the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and the conversion of the 65,217 shares of Redeemable Preferred Stock into 230,767 shares of Common Stock.

                                  RISK FACTORS

    THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), INCLUDING STATEMENTS THAT INCLUDE THE WORDS "BELIEVES," "EXPECTS" OR "ANTICIPATES" OR SIMILAR EXPRESSIONS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE HEREIN. IN ANALYZING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO HEREIN, THE RISK FACTORS DESCRIBED BELOW. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF RISK FACTORS MAY NOT BE EXHAUSTIVE.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

    The Company's net sales, gross margin and operating results may fluctuate significantly from period to period due to factors such as the mix of products sold, the ability to utilize and expand manufacturing resources efficiently, the introduction and consumer acceptance of new models offered by the Company, competition, the addition or loss of dealers, the timing of trade shows and rallies, and factors affecting the recreational vehicle industry as a whole. In addition, the Company's overall gross margin on its products may decline in future periods to the extent the Company increases its sales of lower gross margin towable products or if the mix of motor coaches shifts to lower gross margin units. Due to the relatively high selling prices of the Company's products (in particular, its High-Line Class A motor coaches), a relatively small variation in the number of recreational vehicles sold in any quarter can have a significant effect on sales and operating results for that quarter. Demand in the overall recreational vehicle industry generally declines during the winter months, while sales and revenues are generally higher during the spring and summer months. With the broader range of recreational vehicles now offered by the Company as a result of the Holiday Acquisition, seasonal factors could have a significant impact on the Company's operating results in the future. In addition, unusually severe weather conditions in certain markets could delay the timing of shipments from one quarter to another.

CYCLICALITY

    The recreational vehicle industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic and political conditions that affect disposable income for leisure-time activities. Unit sales of recreational vehicles (excluding conversion vehicles) reached a peak of approximately 259,000 units in 1994 and declined to approximately 247,000 units in 1996. Although unit sales of High-Line Class A motor coaches have increased in each year since 1989, there can be no assurance that this trend will continue. Furthermore, as a result of the Holiday Acquisition, the Company offers a much broader range of recreational vehicle products and will likely be more susceptible to recreational vehicle industry cyclicality than in the past. Factors affecting cyclicality in the recreational vehicle industry include fuel availability and fuel prices, prevailing interest rates, the level of discretionary spending, the availability of credit and overall consumer confidence. In particular, interest rates rose significantly in 1994 and while recent interest rates have not had a material adverse effect on the Company's business, no assurances can be given that an increase in interest rates would not have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH

    As a result of the Holiday Acquisition, the Company has experienced significant growth in the number of its employees, in the size of its manufacturing operations and in the scope of its business. This growth has resulted in the addition of new management personnel, increased responsibilities for existing management personnel, and has placed added pressure on the Company's operating, financial and management information systems. While management believes it has substantially completed the integration of Holiday Rambler's operations and personnel into the Company, due to the large size of the Holiday Acquisition relative to the Company, there can be no assurance that the Company will not encounter problems in the future associated with the integration of the acquisition or that the anticipated benefits of the Holiday Acquisition will be fully realized. In addition, there can be no assurance that the Company will adequately support and manage the growth of its business and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

MANUFACTURING EXPANSION


    The Company significantly increased its manufacturing capacity in 1995 by expanding its Elkhart, Indiana facility and opening its Coburg, Oregon facility. In order to meet market demand and realize manufacturing efficiencies, the Company is just completing construction of a new motor coach manufacturing facility in Wakarusa, Indiana, and is in the process of relocating its Elkhart, Indiana motor coach production to the new Wakarusa facility, and has just opened a Springfield, Oregon facility to manufacture towables. The integration of the Company's facilities and the expansion of the Company's manufacturing operations involve a number of risks including unexpected production difficulties. In 1995, the Company experienced start-up inefficiencies in manufacturing the Windsor model, and, beginning in 1996 and continuing in the first quarter of 1997, the Company has experienced difficulty in increasing production rates of motor coaches at its Coburg facility. There can be no assurance that the Company will successfully integrate its manufacturing facilities or that it will achieve the anticipated benefits and efficiencies from its expanded manufacturing operations. In addition, the Company's operating results could be materially and adversely affected if sales of the Company's products do not increase at a rate sufficient to offset the Company's increased expense levels resulting from this expansion.



    The set-up of the new facilities involves risks and costs associated with the development and acquisition of new production lines, molds and other machinery, the training of employees, and compliance with environmental, health and safety and other regulatory requirements. The inability of the Company to commence full-scale commercial production at its Wakarusa and Springfield facilities in a timely manner could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, at such time as the Company commences production at these new facilities, it may from time to time experience lower than anticipated yields or production constraints that may adversely affect its ability to satisfy customer orders. Any prolonged inability to satisfy customer demand could have a material adverse effect on the Company's business, results of operations and financial condition.


CONCENTRATION OF SALES TO CERTAIN DEALERS


    Although the Company's products were offered by 168 dealerships located primarily in the United States and Canada at March 29, 1997, a significant percentage of the Company's sales have been and will continue to be concentrated among a relatively small number of independent dealers. Although no single dealer accounted for as much as 10.0% of the Company's net sales in 1996, the top three dealers accounted for approximately 22.5% of the Company's net sales in that period. The loss of a significant dealer or a substantial decrease in sales by such a dealer could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Sales and Marketing."


POTENTIAL LIABILITY UNDER REPURCHASE AGREEMENTS

    As is common in the recreational vehicle industry, the Company enters into repurchase agreements with the financing institutions used by its dealers to finance their purchases. These agreements obligate the Company to repurchase a dealer's inventory under certain circumstances in the event of a default by the dealer to its lender. In 1993, the Company's then third largest dealer went into default with its lenders, and the Company was required to repurchase 16 motor coaches. Although the Company was able to resell these motor coaches within three months, the Company incurred expenses of approximately $291,000 in connection with this dealer's default. Additionally, the need to resell these motor coaches and the loss of that dealer temporarily limited the Company's sales of new motor coaches. If the Company were obligated to repurchase a significant number of its products in the future, it could have a material adverse effect on the Company's financial condition, business and results of operations. The Company's contingent obligations under repurchase agreements vary from period to period and totaled approximately $137.0 million as of March 29, 1997, with approximately 7.0% concentrated with one dealer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 17 of Notes to the Company's Consolidated Financial Statements.


AVAILABILITY AND COST OF FUEL

    An interruption in the supply, or a significant increase in the price or tax on the sale, of diesel fuel or gasoline on a regional or national basis could have a material adverse effect on the Company's business, results of operations and financial condition. Diesel fuel and gasoline have, at various times in the past, been difficult to obtain, and there can be no assurance that the supply of diesel fuel or gasoline will continue uninterrupted, that rationing will not be imposed, or that the price of or tax on diesel fuel or gasoline will not significantly increase in the future, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CERTAIN SUPPLIERS

    A number of important components for certain of the Company's products are purchased from single or limited sources, including its turbo diesel engines (Cummins Engine Company, Inc. ("Cummins")), substantially all of its transmissions (Allison Transmission Division of General Motors Corporation ("Allison")), axles for all diesel motor coaches other than the Holiday Rambler Endeavor Diesel model (Eaton Corporation ("Eaton")), and chassis for certain of its Holiday Rambler products (the Chevrolet Motor Division of General Motors Corporation ("Chevrolet"), the Ford Motor Company ("Ford") and Freightliner Custom Chassis Corporation ("Freightliner")). The Company has no long term supply contracts with these suppliers or their distributors, and there can be no assurance that these suppliers will be able to meet the Company's future requirements for these components. Although the Company believes that adequate alternative suppliers exist for each of these components, an extended delay or interruption in the supply of any of the components currently obtained from a single source supplier or limited supplier could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Manufacturing."

NEW PRODUCT INTRODUCTIONS


    To address changing consumer preferences, the Company modifies and improves its products each model year and typically redesigns each model every three or four years. The Company believes that the introduction of new features and new models will be critical to its future success. Delays in the introduction of new models or product features, a lack of market acceptance of new models or features, or quality problems with new models or features could have a material adverse effect on the Company's business, results of operations and financial condition. For example, in the third quarter of 1995 the Company incurred unexpected costs associated with three model changes introduced in that quarter which adversely affected the Company's gross margin. There also can be no assurance that product introductions in the future will not divert revenues from existing models and adversely affect the Company's business, results of operations and financial condition.


COMPETITION

    The market for the Company's products is highly competitive. The Company currently competes with a number of other manufacturers of motor coaches, fifth wheel trailers and travel trailers, some of which have significantly greater financial resources and more extensive marketing capabilities than the Company. There can be no assurance that either existing or new competitors will not develop products that are superior to, or that achieve better consumer acceptance than, the Company's products, or that the Company will continue to remain competitive. See "Business--Competition."

RISKS OF LITIGATION

    The Company is subject to litigation arising in the ordinary course of its business, including a variety of product liability and warranty claims typical in the recreational vehicle industry. In addition, as a result of the Holiday Acquisition, the Company assumed most of the liabilities of Holiday Rambler, including product liability and warranty claims. Although the Company does not believe that the outcome of any pending litigation, net of insurance coverage, will have a material adverse effect on the business, results of operations or financial condition of the Company, due to the inherent uncertainties associated with litigation, there can be no assurance in this regard.

    To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The Company's current policies jointly provide coverage against claims based on occurrences within the policy periods up to a maximum of $26.0 million for each occurrence and $27.0 million in the aggregate. There can be no assurance that the Company will be able to obtain insurance coverage in the future at acceptable levels or that the costs of insurance will be reasonable. Furthermore, successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, results of operations and financial condition.

ENVIRONMENTAL REGULATION AND REMEDIATION

    REGULATION

    The Company's recreational vehicle manufacturing operations are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment and disposal of hazardous materials. These laws are often revised and made more stringent, and it is likely that future amendments to these laws will impact the Company's operations.


    The Company has submitted applications for "Title V" air permits for its cabinet making facility in Nappanee, Indiana and its operations in Elkhart, Indiana and Wakarusa, Indiana, including the new motor coach production facility in Wakarusa, and is in the process of preparing such applications for its facility in Coburg, Oregon. The Company has provided the relevant state agency with a schedule of completion for the Coburg application, which will be filed after the regulatory deadline, and the agency has indicated to the Company that the schedule will be acceptable.


    The Company does not currently anticipate that any additional air pollution control equipment will be required as a condition of receiving new air permits, although new regulations and their interpretation may change over time, and there can be no assurance that additional expenditures will not be required.

    While the Company has in the past provided notice to the relevant state agencies that air permit violations have occurred at its facilities, the Company has resolved all such issues with those agencies, and the Company believes that there are no ongoing violations of any of its existing air permits at any of its owned or leased facilities at this time. However, the failure of the Company to comply with present or future regulations could subject the Company to: (i) fines; (ii) potential civil and criminal liability; (iii) suspension of production or cessation of operations; (iv) alterations to the manufacturing process; or (v) costly clean-up or capital expenditures, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

    REMEDIATION

    The Company has identified petroleum and/or solvent ground contamination at the Elkhart, Indiana manufacturing facility, and the Wakarusa, Indiana manufacturing facility and Leesburg, Florida dealership acquired in the Holiday Acquisition. The Company has remediated the Elkhart site and recommended to the relevant Indiana regulatory authority that no further action be taken because the remaining contaminants are below the state's clean-up standards. The Company currently expects that the regulatory authority will concur with this finding, although there is no assurance that such approval will be forthcoming or that the regulatory authority will not require additional investigation and/or remediation. The Company is investigating the Wakarusa site and expects soon to recommend to the relevant regulatory authority that no further action be taken at that site based on its consultant's view that there is a limited risk associated with the remaining contamination. It is unclear whether the regulatory authority will concur in this finding or whether additional remediation will be required. In Florida, the Company and its consultants are conducting investigations to determine the appropriate remediation program to recommend to the relevant Florida regulatory authority for the contamination associated with former underground storage tanks at the Leesburg dealership. With regard to the Wakarusa and Leesburg sites, the Company is indemnified by Harley-Davidson for investigation and remediation costs incurred by the Company (subject to a $300,000 deductible in the case of the Wakarusa site and subject to a $10 million maximum in the case of the Wakarusa site and a $5 million maximum in the case of the Leesburg site for matters, such as these, that were identified at the closing of the Holiday Acquisition).

    The Company does not believe that any costs it will bear with respect to continued investigation or remediation of the foregoing locations and other facilities currently or formerly owned or occupied by the Company will have a material adverse effect upon the Company's business, results of operations or financial condition. Nevertheless, there can be no assurance that the Company will not discover additional environmental problems or that the cost to the Company of the remediation activities will not exceed the Company's expectations.

OTHER REGULATORY MATTERS

    The Company, its products and its manufacturing operations are subject to a variety of federal, state and local regulations, including the National Traffic and Motor Vehicle Safety Act and numerous state consumer protection laws and regulations relating to the operation of motor vehicles, including so-called "Lemon Laws." Amendments to these regulations and laws and the implementation of new regulations and laws could significantly increase the costs of manufacturing, purchasing, operating or selling the Company's products and could have a material adverse effect on the Company's business, results of operations and financial condition. The failure of the Company to comply with present or future regulations and laws could subject the Company to fines, potential civil and criminal liability, suspension of production or cessation of operations. See "Business--Government Regulation."

    Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles that are financed through mortgage loans. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional laws and regulations will be applicable to the Company and its business in the future. Amendment or repeal of these laws and regulations and the implementation of new laws and regulations could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company is subject to regulations that may require the Company to recall products with safety defects. Product defects may also result in a large number of product liability or warranty claims. The Company has on occasion voluntarily recalled certain products. The occurrence of a major product recall or the incurrence of warranty claims in excess of warranty reserves in any period could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

    The Company's future prospects depend upon its key management personnel, including Kay L. Toolson, the Company's Chief Executive Officer. The loss of one or more of these key management personnel could adversely affect the Company's business. The prospects of the Company also depend in part on its ability to attract and retain qualified technical, manufacturing, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Business--Employees" and "Management."

CONCENTRATION OF STOCK OWNERSHIP


    Based upon the shares of Common Stock that will be outstanding upon completion of the Offering (assuming no exercise of the Underwriters' over-allotment option), the Company's directors and executive officers, as a group, will beneficially own approximately 30.6% of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to strongly influence the actions of the Board of Directors and the outcome of actions that are brought before the stockholders for approval. Such a high level of ownership may have the effect of delaying or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. See "Management" and "Principal and Selling Stockholders."


SHARES ELIGIBLE FOR FUTURE SALE


    Substantial sales of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. All of the 5,473,279 shares which will be outstanding after the Offering will be freely tradeable in the public market, subject in some cases to compliance with certain volume limitations under Rule 144 and to "lock-up" agreements under which certain holders have agreed not to sell or otherwise dispose of any of their shares for 90 days from the date of this Prospectus without the prior written consent of Smith Barney Inc. In addition, the holders of 1,701,605 shares of Common Stock (1,446,605 shares if the Underwriters' over-allotment option is exercised in full) are entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public, which can be exercised after the lock-up agreements have terminated. Furthermore, as of the date of this Prospectus, there were options outstanding under the Company's stock option plans to purchase 238,060 shares of Common Stock, of which 88,598 shares have vested and are eligible for sale upon exercise. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."


POSSIBLE VOLATILITY OF STOCK PRICE

    The Company believes that the market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by investment analysts, announcements of new products by the Company or its competitors, general economic conditions and conditions in the recreational vehicle market and other events or factors. In addition, the stocks of many recreational vehicle companies have experienced price and volume fluctuations that have not necessarily been directly related to the companies' operating performance, and the market price of the Company's Common Stock could experience similar fluctuations. See "Price Range of Common Stock."

ANTI-TAKEOVER PROTECTIONS

    The Company's Certificate of Incorporation and Bylaws provide for a classified Board of Directors and authorize the Board of Directors to issue without stockholder approval Preferred Stock with such terms as the Board may determine. These provisions could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock--Preferred Stock" and "--Delaware Anti-Takeover Law and Certain Charter Provisions."

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering are estimated to be $15.5 million, assuming a public offering price of $21.25 per share and after deducting underwriting discounts and commissions and the estimated expenses of the Offering.



    The Company will use a portion of the net proceeds from the sale of the shares offered by the Company to retire the outstanding balance under its revolving line of credit. At May 20, 1997, a balance of $6.1 million was outstanding under the revolving line of credit, which bears interest at prime rate plus 1.25% and matures in March 2001. See Note 7 of Notes to the Company's Consolidated Financial Statements. The balance, if any, of the net proceeds will be used for working capital and general corporate purposes. The Company may use an unspecified portion of the net proceeds from the Offering to acquire other businesses having product lines that are compatible with the Company's business. In addition, any such acquisitions may be financed with additional indebtedness and may involve the issuance of the Company's capital stock. Such issuances of additional capital stock could result in dilution of ownership interests in the Company. The Company is not involved in any ongoing negotiations related to any material acquisition at the present time, and there can be no assurance that any acquisition will be made. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


                                DIVIDEND POLICY


    The Company currently intends to retain any earnings for reinvestment in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's existing credit facilities prohibit the payment of dividends on the Common Stock, and future borrowing agreements may contain similar restrictions. Any future determinations to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.


                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCCO." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market.


                                                                            HIGH        LOW
                                                                          ---------  ---------
1995
  First Quarter.........................................................     $16.50     $14.00
  Second Quarter........................................................      16.50      13.75
  Third Quarter.........................................................      16.00      12.25
  Fourth Quarter........................................................      13.00       8.25

1996
  First Quarter.........................................................      14.25       8.50
  Second Quarter........................................................      14.00      11.50
  Third Quarter.........................................................     14.625     10.625
  Fourth Quarter........................................................      16.50      12.25

1997
  First Quarter.........................................................      22.50      15.50
  Second Quarter (through May 21, 1997).................................      21.75      16.00



    On May 21, 1997 the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $21.25. As of May 20, 1997, there were approximately 105 holders of record of the Company's Common Stock.

                                 CAPITALIZATION


    The following table sets forth short-term borrowings and the capitalization of the Company as of March 29, 1997 and as adjusted to give effect to: (i) the conversion of the 65,217 shares of Redeemable Preferred Stock into 230,767 shares of Common Stock; and (ii) the sale of the 800,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.25 per share, after deducting underwriting discounts and commissions and estimated expenses of the Offering, and the application of the net proceeds therefrom as described in "Use of Proceeds."



                                                                                                MARCH 29, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Short-term borrowings:
  Bank line of credit.....................................................................  $  11,272   $      --
  Flooring agreements.....................................................................      4,182       4,182
Current portion of long-term note payable.................................................      2,250       2,250
                                                                                            ---------  -----------
    Total.................................................................................  $  17,704   $   6,432
                                                                                            ---------  -----------
                                                                                            ---------  -----------

Long-term note payable, less current portion..............................................  $  15,875   $  15,875

Redeemable Series A Convertible Preferred Stock, $.01 par value; redemption value of
  $3,005,000; 100,000 shares designated; 65,217 shares issued and outstanding, actual; no
  shares issued and outstanding, as adjusted..............................................      2,735          --

Stockholders' equity:
  Preferred Stock, $.01 par value: 2,000,000 shares authorized, actual; 1,934,783 shares
    authorized, as adjusted; no shares issued and outstanding, actual and as adjusted.....         --          --
  Common Stock, $.01 par value: 20,000,000 shares authorized; 4,438,217 shares issued and
    outstanding, actual; 5,468,984 shares issued and outstanding, as adjusted(1)..........         44          55
  Additional paid-in capital..............................................................     25,504      43,776
  Retained earnings.......................................................................     20,980      20,980
                                                                                            ---------  -----------
    Total stockholders' equity............................................................     46,528      64,811
                                                                                            ---------  -----------
      Total capitalization................................................................  $  65,138   $  80,686
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------


(1) Excludes: (i) 525,000 shares reserved for issuance under the Option Plan, under which options to purchase 178,445 shares were outstanding as of March 29, 1997; and (ii) 40,000 shares reserved for issuance under the Director Plan, under which options to purchase 12,800 shares were outstanding as of March 29, 1997. Also excludes the following activity that occurred after March 29, 1997 and prior to the date of this Prospectus: (i) the grant of options under the Option Plan to purchase 52,600 shares; (ii) the exercise of options under the Option Plan to purchase 4,295 shares; and (iii) the forfeiture of options under the Option Plan to purchase 1,490 shares.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


    The Consolidated Statements of Income Data set forth below with respect to fiscal years 1994, 1995 and 1996 and the Consolidated Balance Sheet Data at December 30, 1995 and December 28, 1996, are derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto of the Company included in this Prospectus. The Consolidated Statements of Income Data set forth below with respect to fiscal years 1992 and 1993 and the Consolidated Balance Sheet Data at January 2, 1993, January 1, 1994 and December 31, 1994 are derived from audited financial statements of the Predecessor and the Company, respectively, not included in this Prospectus. The Consolidated Statements of Income Data and the Consolidated Balance Sheet Data set forth below with respect to the three months ended March 30, 1996 and March 29, 1997 are derived from unaudited financial statements of the Company included in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Results for interim periods are not necessarily indicative of results for the entire year. The Company's fiscal year consists of three 13-week quarters and a fourth quarter ending on the Saturday closest to the end of the calendar year. References to 1994, 1995 and 1996 refer to the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively.



    The data set forth in the following table should be read in conjunction with, and are qualified in their entirety by, Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus, the Company's Unaudited Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus, and the Unaudited Pro Forma Combined Statements of Income.

                                                                                         COMPANY
                                PREDECESSOR(1)         ----------------------------------------------------------------------------
                             ---------------------
                                        TWO MONTHS     TEN MONTHS                                               THREE MONTHS
                                          ENDED          ENDED                                                      ENDED
                                        ----------     ----------               FISCAL YEAR               -------------------------
                                         MARCH 4,       JAN. 1,       --------------------------------    MARCH 30,      MARCH 29,
                              1992         1993           1994          1994        1995      1996(2)      1996(2)        1997(2)
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
                                                                                                                 (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND CONSOLIDATED OPERATING DATA)
CONSOLIDATED STATEMENTS OF
 INCOME DATA:
Net sales..................  $64,338     $12,026        $65,964       $107,300    $141,611    $365,638     $61,964        $109,023
Cost of sales..............   54,310      10,202         56,141         89,894     124,592     317,909(3)   55,237(3)      93,981
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
    Gross profit...........   10,028       1,825          9,823         17,406      17,019      47,729       6,727         15,042
Selling, general and
  administrative
  expenses.................    3,922       1,202          4,036          7,184       8,075      33,299       4,650          9,476
Management fees to
  stockholders.............      800         159            205             72          72          72          18             18
Amortization of goodwill...       --          --            431            517         517         617         129            159
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
    Operating income.......    5,306         464          5,151          9,633       8,355      13,741       1,930          5,389
Other expense (income),
  net......................       (8)         (5)           (11)          (153)         40        (244)         (7)           (39)
Interest expense...........      163           5          1,308             69         298       3,914         863            821
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
    Income before provision
      for income taxes.....    5,151         464          3,855          9,717       8,017      10,071       1,074          4,607
Provision for income
  taxes....................       --          --          1,553          3,776       3,119       4,162         440          1,912
Pro forma provision for
  income taxes.............    1,999(4)      181(4)          --             --          --          --          --             --
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
    Net income.............    3,152         283          2,302(5)       5,941       4,898       5,909         634          2,695
Redeemable Preferred Stock
  dividends................       --          --             --             --          --         (75)         --            (23)
Accretion of Redeemable
  Preferred Stock..........       --          --             --             --          --         (84)         --            (25)
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
Net income attributable to
  common stock.............  $ 3,152     $   283        $ 2,302(5)    $  5,941    $  4,898    $  5,750     $   634        $ 2,647
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
                             -------    ----------     ----------     --------    --------    --------    ----------     ----------
Earnings per common
  share....................       --          --        $  0.67(5)    $   1.33    $   1.09    $   1.26(6)  $   .14(6)     $   .57
                                                       ----------     --------    --------    --------    ----------     ----------
                                                       ----------     --------    --------    --------    ----------     ----------
Weighted average common
  shares outstanding.......       --          --          3,416          4,473       4,475       4,678       4,540          4,747

CONSOLIDATED OPERATING
  DATA:
Units sold: (7)
  Motor coaches............      477          87            463            717         982       2,733         441            809
  Towables.................       --          --             --             --          --       1,977         200            682
Dealerships at end of
  period...................       34          34             37             48          49         159         164            168



                                                    PREDECESSOR                               COMPANY
                                                   -------------  ---------------------------------------------------------------
                                                      JAN. 2,       JAN. 1,     DEC. 31,     DEC. 30,     DEC. 28,     MARCH 29,
                                                       1993          1994         1994         1995         1996         1997
                                                   -------------  -----------  -----------  -----------  -----------  -----------
                                                                                   (IN THOUSANDS)                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital..................................    $   5,577     $   2,918    $   5,910    $   3,795    $   4,502    $   1,806
Total assets.....................................       11,092        40,052       48,219       68,502      135,368      149,189
Long-term borrowings, less current portion.......           --            --           --        5,000       16,500       15,875
Redeemable Preferred Stock.......................           --            --           --           --        2,687        2,735
Total stockholders' equity.......................        6,431        26,951       32,945       37,930       43,807       46,528


----------------------------------
(1) The Company commenced operations on March 5, 1993 by acquiring substantially all of the assets and liabilities of the Predecessor. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Overview."

(2) Includes the operations of Holiday Rambler and the Holiday World Dealerships from March 4, 1996. The Holiday World Dealerships generated net sales of $25.0 million in fiscal 1996 and $5.3 million and $3.5 million in the three months ended March 30, 1996 and March 29, 1997, respectively. These amounts represent the sale of 820 units in fiscal 1996 and 193 units and 98 units for the three months ended March 30, 1996 and March 29, 1997, respectively, that were either previously owned or not Holiday Rambler units, as well as service revenues. The Company sold seven Holiday World Dealerships in fiscal 1996, one in the first three months of 1997, and intends to sell the two remaining dealerships.


(3) Includes a $645,000 increase in the three months ended March 30, 1996 and a $1.7 million increase in fiscal 1996 to cost of sales resulting from the sale of inventory that was written up to fair value at the date of the Holiday Acquisition.

(4) The Predecessor was an S Corporation not subject to federal and certain state income taxes during the periods indicated. The pro forma provision for income taxes reflects the effect of the federal and state income taxes as if the Predecessor had been a C Corporation, based on the effective tax rates that would have been in effect during these periods.
(5) Excludes an extraordinary charge of $558,000, net of tax effect, or $0.16 per share.

(6) Earnings per common share for fiscal 1996 and the three months ended March 29, 1997 are fully diluted earnings per common share. Includes a one-time charge of $.08 for the three months ended March 30, 1996 and $0.22 per share for fiscal 1996, net of tax effect, related to the inventory write-up described in Note 3 above. Excluding this charge, fully diluted earnings per common share in the three months ended March 30, 1996 and in fiscal 1996 would have been $.22 and $1.48 per share, respectively.


(7) Excludes units sold by the Holiday World Dealerships that were either previously owned or not Holiday Rambler units.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

    The Unaudited Pro Forma Combined Statements of Income for 1996 present the results of operations of the Company as if the Holiday Acquisition had occurred on December 30, 1995. This unaudited pro forma information is based on the historical Consolidated Financial Statements of the Company for the period from December 30, 1995 to December 28, 1996, adjusted to give effect to the assumptions and adjustments set forth in the accompanying notes. Company results include the results of Holiday Rambler and the Holiday World Dealerships for the period from March 4, 1996 to December 28, 1996. Historical results for Holiday Rambler and the Holiday World Dealerships consist of the results of Holiday Rambler and the Holiday World Dealerships from January 1, 1996 to March 3, 1996.

    The Unaudited Pro Forma Combined Statements of Income have been prepared by management of the Company and are not necessarily indicative of the Company's results of operations had the Holiday Acquisition been consummated at December 30, 1995, nor are they necessarily indicative of the Company's results of operations for any future period. This unaudited pro forma combined financial data should be read in conjunction with the historical Consolidated Financial Statements and related Notes thereto of the Company included elsewhere in this Prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                        FISCAL YEAR ENDED DECEMBER 28, 1996
                                                       ---------------------------------------------------------------------
                                                                      HOLIDAY RAMBLER    HOLIDAY ACQUISITION   PRO FORMA FOR
                                                                     AND HOLIDAY WORLD    ADJUSTMENTS INCOME    THE HOLIDAY
                                                         COMPANY      DEALERSHIPS(1)          (EXPENSE)         ACQUISITION
                                                       -----------  -------------------  --------------------  -------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales............................................  $ 365,638         $  53,802           $      --           $ 419,440
Cost of sales........................................    317,909(2)         46,349                  --             364,258
                                                       -----------         -------              ------         -------------
    Gross profit.....................................     47,729             7,453                  --              55,182
Selling, general and administrative expenses.........     33,299             8,477                  68(3)           41,708
Management fees to stockholders......................         72                --                  --                  72
Amortization of goodwill.............................        617                --                 (20)(4)             637
                                                       -----------         -------              ------         -------------
    Operating income (loss)..........................     13,741            (1,024)                 48              12,765
Other expense (income), net..........................       (244)               31                  --                (213)
Interest expense and debt issuance costs.............      3,914             1,879                (460)(5)              --
                                                              --                --                (100)(6)              --
                                                              --                --               1,434(7)            4,919
                                                       -----------         -------              ------         -------------
    Income (loss) before provision (benefit) for
      income taxes...................................     10,071            (2,934)                922               8,059
Provision (benefit) for income taxes.................      4,162            (1,170)               (368)(8)           3,360
                                                       -----------         -------              ------         -------------
  Net income (loss)..................................      5,909            (1,764)                554               4,699
                                                       -----------         -------              ------         -------------
Redeemable Preferred Stock dividends.................        (75)               --                 (15)(9)             (90)
Accretion of Redeemable Preferred Stock..............        (84)               --                 (16)(9)            (100)
                                                       -----------         -------              ------         -------------
Net income (loss) attributable to common stock.......  $   5,750         $  (1,764)          $     523           $   4,509
                                                       -----------         -------              ------         -------------
                                                       -----------         -------              ------         -------------
Earnings per share:
  Primary............................................  $    1.28                                                 $    1.01
  Fully diluted......................................  $    1.26                                                 $    1.00
Weighted average common shares outstanding:
  Primary............................................  4,474,791                                                 4,474,791
  Fully diluted......................................  4,678,111                                41,262(10)       4,719,373


------------------------------

(1) For the period beginning January 1, 1996 and ended March 3, 1996.


(2) Includes a $1.7 million increase to cost of sales resulting from the sale of inventory that was written up to fair value at the date of the Holiday Acquisition.


(3) Elimination of depreciation expense for the Holiday World Dealerships held-for-sale.

(4) Amortization of goodwill over the useful life of 20 years.

(5) Interest expense on the approximately $39.4 million of acquisition-related indebtedness.

(6) Amortization of debt issuance costs of $2.1 million related to the incurrence of debt to be amortized over a five-year term.

(7) Elimination of interest expense related to affiliated companies of Holiday Rambler and the Holiday World Dealerships. No intercompany debt of Holiday Rambler and the Holiday World Dealerships was assumed by the Company in the Holiday Acquisition.

(8) Pro forma effect on income taxes based on pro forma adjustments.

(9) The issuance of 65,217 shares of the Redeemable Preferred Stock, which are convertible into 230,767 shares of Common Stock, is excluded from the calculation of primary earnings per share because the Redeemable Preferred Stock does not meet the conditions of common stock equivalents. However, dividends of $90,000 per year and accretion to redemption value of $100,000 per year related to the Redeemable Preferred Stock are subtracted from net income in determining primary earnings per share. The total accretion to redemption value of the Redeemable Preferred Stock to be recognized is $401,000.

(10) The fully diluted share adjustment of 41,262 shares is necessary to reflect common shares outstanding as if the Redeemable Preferred Stock had been converted into Common Stock as of December 30, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


    The Company is the successor to a company formed in 1968 and commenced operations on March 5, 1993 by acquiring substantially all of the assets and liabilities of the Predecessor (the "Predecessor Acquisition"). The Predecessor's management and the manufacturing of its High-Line Class A motor coaches were largely unaffected by the Predecessor Acquisition. However, the Company's consolidated financial statements for fiscal years 1994, 1995 and 1996 and quarters ended March 30, 1996 and March 29, 1997 all contain Predecessor Acquisition-related expenses, consisting primarily of the amortization of acquired goodwill.



    On March 4, 1996, the Company acquired from Harley-Davidson certain assets of Holiday Rambler in exchange for $21.5 million in cash, 65,217 shares of Redeemable Preferred Stock (which is currently convertible into 230,767 shares of Common Stock), and the assumption of most of the liabilities of Holiday Rambler. Concurrently, the Company acquired ten Holiday World Dealerships for $13.0 million, including a $12.0 million subordinated promissory note, and the assumption of certain liabilities. The Company sold seven Holiday World Dealerships in 1996 and one in the first quarter of 1997, retired the $12.0 million note from the proceeds of these sales, and intends to sell the remaining two dealerships. The Holiday Acquisition was accounted for using the purchase method of accounting.



    Beginning on March 4, 1996, the acquired operations were included in the Company's consolidated financial statements. The Company's consolidated financial statements for the fiscal year ended December 28, 1996 and the three months ended March 30, 1996 contain expenses related to the Holiday Acquisition, primarily consisting of a $1.7 million increase in cost of sales resulting from the sale of inventory in 1996 (of which $645,000 occurred in the first quarter of 1996) that was written up to fair value at the date of the Holiday Acquisition, interest expense, the amortization of debt issuance costs and Holiday Acquisition goodwill.


RESULTS OF OPERATIONS


    THREE MONTHS ENDED MARCH 29, 1997 COMPARED TO THREE MONTHS ENDED MARCH 30,
     1996



    Net sales increased 75.9% to $109.0 million in the first three months of 1997 compared to $62.0 million for the same period last year. The primary reason for this increase was the inclusion in the 1997 period of three months of Holiday Rambler operations compared to one month in the 1996 period. The Company's overall unit sales more than doubled from 641 units in the first three months of 1996 to 1,491 units in the first three months of 1997 (excluding units that were sold by the Company's Holiday World Dealerships that were either previously owned or not Holiday Rambler units). On a pro forma basis, assuming the Company had acquired Holiday Rambler at the beginning of 1996, wholesale sales dollars would have been up 7.4%, with motorized products up 4.1% and towables up 26.9% in the first three months of 1997 compared to the first three months of 1996. The substantial increase in towable sales was primarily due to sales of the Company's Alumascape model which was introduced in the third quarter of 1996. The Company's average unit selling price dropped to $71,684 in the first quarter of 1997 from $92,650 in the first quarter of 1996. Due to the inclusion of Holiday Rambler's generally lower priced products, the Company expects its overall average selling price to remain under $100,000.



    Gross profit for the first three months of 1997 increased to $15.0 million, up $8.3 million from $6.7 million in the first three months of 1996, and gross margin increased to 13.8% in the first three months of 1997 from 10.9% in the first three months of 1996. Gross margin in the first quarter of 1996 was limited by a $645,000 increase in cost of sales resulting from an inventory write-up to fair value arising from the Holiday Acquisition. Without this charge, gross margin in the first quarter of 1996 would have been 11.9%. Gross margin in the first three months of 1997 was adversely affected by a combination of factors. The

Company had abnormally high costs stemming from the ramp up of production in the Coburg, Oregon plant from 8 to 10 units per week. Additionally, the Company took some modest inventory write-downs in anticipation of model changes coming up in the second quarter. One of the Company's objectives continues to be to improve individual model gross margins, primarily through additional purchasing and manufacturing synergies anticipated to be derived from the Holiday Acquisition. The Company's overall gross margin may fluctuate in future periods if the mix of products shifts from higher to lower gross margin units or if the Company encounters unexpected manufacturing difficulties or competitive pressures.



    Selling, general, and administrative expenses increased from $4.7 million in the first three months of 1996 to $9.5 million in the first three months of 1997 and increased as a percentage of net sales from 7.5% in the first three months of 1996 to 8.7% in the first three months of 1997. The increase in selling, general, and administrative expenses in dollars and as a percentage of net sales was primarily due to the inclusion of a full quarter of Holiday Rambler operations in the 1997 period versus only one month in the 1996 period. Holiday Rambler has historically spent more for selling, general, and administrative expense as a percentage of net sales than Monaco. The Company has reduced and plans to continue lowering the level of spending by Holiday Rambler for selling, general, and administrative expenses as a percentage of net sales. However, the Company's overall selling, general, and administrative expenses as a percentage of net sales are expected to remain higher than the level prior to the Holiday Acquisition.



    Amortization of goodwill was $159,000 in the first three months of 1997 compared to $129,000 in the same period of 1996. At March 29, 1997, goodwill, net of accumulated amortization, was $21.0 million.



    Operating income was $5.4 million in the first three months of 1997, a $3.5 million increase over $1.9 million in the first three months of 1996. The improvement in the Company's gross margin was greater than the increase in selling, general, and administrative expense as a percentage of net sales, resulting in an increase in operating margin from 3.1% in the first quarter of 1996 to 4.9% in the first quarter of 1997. The Company's operating margin in the first quarter of 1996 was adversely affected by a $645,000 expense related to an inventory write-up to fair value as a result of the Holiday Acquisition. Without that charge, the Company's operating margin in the first quarter of 1996 would have been 4.1%.



    Net interest expense was $821,000 in the first three months of 1997 compared to $863,000 in the comparable 1996 period. The Company capitalized $146,000 of interest expense in the first quarter of 1997 relating to the construction in progress for a new motorized manufacturing facility in Wakarusa, Indiana, and capitalized $34,000 of interest expense in the first quarter of 1996 stemming from the construction of the Coburg, Oregon facility. The Company's interest expense included $153,000 in the 1997 period and $209,000 in the 1996 period relating to floor plan financing at the retail stores. Additionally, 1997 first quarter interest expense included $103,000 related to the amortization of $2.1 million in debt issuance costs recorded in conjunction with the Holiday Acquisition. These costs are being written off over a five-year period.



    The Company reported a provision for income taxes of $1.9 million, or an effective tax rate of 41.5%, in the first three months of 1997, compared to $440,000, or an effective tax rate of 41%, for the comparable 1996 period.



    Net income increased by $2.1 million from $634,000 in the first three months of 1996 to $2.7 million in the first three months of 1997, primarily due to the substantial increases in net sales and operating income resulting from the Holiday Acquisition.


    1996 COMPARED WITH 1995

    Net sales increased 158.2% from $141.6 million in 1995 to $365.6 million in 1996, primarily due to the Holiday Acquisition. Excluding the Holiday Acquisition, net sales of Monaco motor coaches decreased 3.4% from $141.6 million in 1995 to $136.8 million in 1996, primarily due to difficulties in achieving higher production rates of motor coaches at its Coburg facility, which commenced operations in late 1995. Net sales in 1996 also included $25.0 million of sales of units that were either previously owned or not Holiday Rambler units and service revenues generated by the Holiday World Dealerships. The Company's overall unit sales increased almost five-fold from 982 units in 1995 to 4,710 units in 1996 (excluding 820 units sold by the Holiday World Dealerships that were either previously owned or not Holiday Rambler units). The Company's overall average unit selling price declined from $145,600 in 1995 to $66,500 in 1996, primarily as a result of the Company selling a significantly large number of lower priced Holiday Rambler products, particularly towable products.



    Gross profit increased by $30.7 million from $17.0 million in 1995 to $47.7 million in 1996 and gross margin increased from 12.0% in 1995 to 13.1% in 1996. The increase in gross profit and gross margin was limited by a $1.7 million increase in cost of sales as a result of an inventory write-up to fair value arising from the Holiday Acquisition. Without this charge, gross margin would have been 13.5% for 1996. Gross margin in 1995 was depressed primarily due to start-up inefficiencies relating to the Windsor model and unexpected costs associated with making three model changes simultaneously.



    Selling, general and administrative expenses increased by $25.2 million from $8.1 million in 1995 to $33.3 million in 1996 and increased as a percentage of net sales from 5.7% in 1995 to 9.1% in 1996. The increase in selling, general and administrative expenses in dollars and as a percentage of net sales in 1996 was primarily attributable to the addition of the Holiday Rambler operations that have traditionally had higher selling, general and administrative expenses as a percentage of net sales than Monaco. In addition, the Company's selling, general and administrative expenses in 1995 were unusually low, both in dollars and as a percentage of net sales, in part because of lower than normal incentive-based compensation.


    Amortization of goodwill was $617,000 in 1996 compared with $517,000 in 1995. At December 28, 1996, goodwill arising from the Predecessor Acquisition, net of accumulated amortization, was $18.7 million, which is currently being amortized on a straight-line basis over 40 years. Goodwill of approximately $2.2 million was acquired in the Holiday Acquisition and is being amortized over 20 years.

    Operating income was $13.7 million in 1996, a $5.4 million increase over the $8.4 million in 1995. The increase in the Company's gross margin was less than the increase in selling, general and administrative expenses as a percentage of net sales, resulting in a decline in operating margin from 5.9% in 1995 to 3.8% in 1996. The Company's operating margin was adversely affected in 1996 by a $1.7 million expense related to an inventory write-up to fair value as a result of the Holiday Acquisition. Without that charge, the Company's operating margin would have been 4.2% for the year.


    Interest expense increased substantially from $298,000 in 1995 to $3.9 million in 1996. The Company's 1996 interest expense included approximately $992,000 of floor plan interest expense relating to the Holiday World Dealerships. Additionally, 1996 interest expense included $343,000 related to the amortization of $2.1 million in debt issuance costs recorded in conjunction with the Holiday Acquisition. These costs are being written off over a five-year period. The Company capitalized approximately $244,000 of interest expense in 1996 primarily due to the purchase of the Holiday World Dealerships and construction in progress at the manufacturing facility in Wakarusa, Indiana. The Company capitalized $625,000 of interest expense in 1995 related to the expansion of its Coburg, Oregon facility.


    The Company reported a provision for income taxes of $4.2 million, or an effective tax rate of 41%, for 1996 compared to $3.1 million, or an effective tax rate of 39%, for the comparable period in 1995.

    Net income increased by $1.0 million from $4.9 million in 1995 to $5.9 million in 1996 due to substantial increases in net sales and operating income that more than offset increases in interest and amortization expense.

    1995 COMPARED WITH 1994

    Net sales for 1995 increased by $34.3 million from $107.3 million in 1994 to $141.6 million in 1995, a 32.0% increase. The increase was attributable primarily to net sales of the Company's Windsor model motor coach, which was introduced in 1994 and, to a lesser extent, net sales of its Dynasty model motor coach, offset by decreases in the net sales of its Signature and Executive model motor coaches. Total unit net sales for 1995 were up 37.0% over 1994 while the Company's average unit selling price decreased 3.7%, with a 6.0% increase for same models being offset by a shift in the mix of motor coaches sold towards the Company's lower priced models, Windsor and Dynasty.

    Gross profit for 1995 decreased $388,000, or 2.2%, and gross margin decreased to 12.0% from 16.2% in the prior year. The decrease in gross margin in 1995 was attributable to several factors. In the first half of 1995, the Company experienced start-up inefficiencies related to the Windsor model resulting in lower than projected gross margins. In addition, the Company encountered many unexpected costs in making three model changes simultaneously during the third quarter. These costs, combined with a sales mix that included a lower-than-anticipated percentage of higher margin Signature and Executive motor coaches, significantly lowered the Company's gross margin for the year.

    Selling, general, and administrative expenses increased by $890,000, or 12.4%, in 1995, but decreased as a percentage of net sales to 5.7% in 1995 from 6.7% in 1994. The decline in selling, general, and administrative expenses as a percentage of net sales was due to a combination of marketing and administrative efficiencies related to the Company's increased sales level and a significant decline, both in dollars and as a percentage of net sales, in incentive-based compensation.

    Amortization of goodwill arising from the Predecessor Acquisition was $517,000 in 1995, the same as in 1994.

    Operating income for 1995 was $8.4 million, a $1.3 million decrease from 1994. The Company's lower gross margin resulted in a decline in operating margin from 9.0% in 1994 to 5.9% in 1995.


    Interest expense increased from $69,000 in 1994 to $298,000 in 1995 due to higher outstanding borrowings. The Company capitalized approximately $625,000 of interest expense paid in 1995 that was incurred in connection with the construction of a new manufacturing facility in Coburg, Oregon.


    Net income of $4.9 million in 1995 was $1.0 million lower than that reported for 1994. The decline was attributable to the substantial increase in net sales being more than offset by the reduction in gross margin, lower operating income and higher interest expense.

INFLATION

    The Company does not believe that inflation has had a material impact on its results of operations for the periods presented.

UNAUDITED QUARTERLY RESULTS


    The following table sets forth certain unaudited financial and operating data for each of the Company's most recent nine fiscal quarters. The financial data for each of these quarters include, in the opinion of management, all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for any quarter are not necessarily indicative of results for any future period.


                                                                         FISCAL QUARTER ENDED
                                  --------------------------------------------------------------------------------------------------
                                                         1995                                            1996(1)
                                  --------------------------------------------------  ----------------------------------------------
                                    APR. 1       JULY 1      SEPT. 30      DEC. 30      MAR. 30     JUNE 29   SEPT. 28     DEC. 28
                                  -----------  -----------  -----------  -----------  -----------  ---------  ---------  -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND UNITS SOLD DATA)
Net sales.......................   $  38,015    $  35,082    $  36,726    $  31,788    $  61,964   $ 106,729  $ 102,065   $  94,880
Gross profit....................       5,342        4,650        3,255        3,772        6,727      12,408     14,944      13,650
Operating income................       2,726        2,632        1,269        1,728        1,930       2,934      4,109       4,768
Net income......................       1,662        1,606          705          925          634         891      1,957       2,427
                                  -----------  -----------  -----------  -----------  -----------  ---------  ---------  -----------
                                  -----------  -----------  -----------  -----------  -----------  ---------  ---------  -----------
Net income per fully diluted
  share.........................   $    0.37    $    0.36    $    0.16    $    0.20    $    0.14   $    0.19  $    0.42   $    0.51
                                  -----------  -----------  -----------  -----------  -----------  ---------  ---------  -----------
                                  -----------  -----------  -----------  -----------  -----------  ---------  ---------  -----------
Other data:
  Gross sales(2):
    Motor coaches...............   $  38,513    $  35,409    $  37,146    $  31,933    $  51,806   $  81,159  $  82,420   $  80,057
    Towables....................          --           --           --           --        6,000      15,800     14,800      16,300
  Units sold(2):
    Motor coaches...............         265          252          252          213          441         796        787         709
    Towables....................          --           --           --           --          200         585        530         662


                                    1997
                                  ---------
                                   MAR. 29
                                  ---------

Net sales.......................  $ 109,023
Gross profit....................     15,042
Operating income................      5,389
Net income......................      2,695
                                  ---------
                                  ---------
Net income per fully diluted
  share.........................  $    0.57
                                  ---------
                                  ---------
Other data:
  Gross sales(2):
    Motor coaches...............  $  90,273
    Towables....................     17,700
  Units sold(2):
    Motor coaches...............        809
    Towables....................        682


------------------------------
(1) Includes operations of Holiday Rambler and the Holiday World Dealerships from March 4, 1996.

(2) Excludes units sold by the Holiday World Dealerships that were either previously owned or not Holiday Rambler units.



    The following table sets forth certain unaudited financial data expressed as a percentage of net sales for each of the most recent nine fiscal quarters.


                                                                FISCAL QUARTER ENDED
                             -------------------------------------------------------------------------------------------
                                                   1995                                         1996(1)
                             -------------------------------------------------  ----------------------------------------
                               APR. 1      JULY 1      SEPT. 30      DEC. 30      MAR. 30       JUNE 29       SEPT. 28
                             ----------  ----------  ------------  -----------  ------------  ------------  ------------
Net sales..................      100.0%      100.0%       100.0%        100.0%       100.0%        100.0%        100.0%
Gross profit...............       14.1        13.3          8.9          11.9         10.9          11.6          14.6
Operating income...........        7.2         7.5          3.5           5.4          3.1           2.7           4.0
Net income.................        4.4         4.6          1.9           2.9          1.0           0.8           1.9


                                              1997
                                          ------------
                               DEC. 28      MAR. 29
                             -----------  ------------
Net sales..................       100.0%       100.0%
Gross profit...............        14.4         13.8
Operating income...........         5.0          4.9
Net income.................         2.6          2.5


------------------------------

(1) Includes operations of Holiday Rambler and the Holiday World Dealerships from March 4, 1996.

    The Company's net sales, gross margin and operating results may fluctuate significantly from period to period due to factors such as the mix of products sold, the ability to utilize and expand manufacturing resources efficiently, the introduction and consumer acceptance of new models offered by the Company, competition, the addition or loss of dealers, the timing of trade shows and rallies, and factors affecting the recreational vehicle industry as a whole. In addition, the Company's overall gross margin on its products may decline in future periods to the extent the Company increases its sales of lower gross margin towable products or if the mix of motor coaches shifts to lower gross margin units. Due to the relatively high selling prices of the Company's products (in particular, its High-Line Class A motor coaches), a relatively small variation in the number of recreational vehicles sold in any quarter can have a significant effect on sales and operating results for that quarter. Demand in the overall recreational vehicle industry generally declines during the winter months, while sales and revenues are generally higher during the spring and summer months. With the broader range of recreational vehicles now offered by the Company as a result of the Holiday Acquisition, seasonal factors could have a significant impact on the Company's operating results in the future. In addition, unusually severe weather conditions in certain markets could delay the timing of shipments from one quarter to another.

LIQUIDITY AND CAPITAL RESOURCES


    The Company's primary sources of liquidity are internally generated cash from operations and available borrowings under its credit facilities. During 1996, the Company generated net cash from operations of $26.7 million. Net income and non-cash expenses such as depreciation and amortization generated approximately $9.0 million of this amount and the balance was generated by increases in accrued expenses and income taxes payable combined with a decrease in trade receivables and inventories, primarily from the sale of seven Holiday World Dealerships, which more than offset a reduction in deferred income taxes. During the first quarter of 1997, the Company had a cash outflow of $6.8 million from operations. A large increase in trade receivables, arising primarily from a trade show in March, combined with payments that reduced income taxes payable more than offset the $3.5 million generated from net income and non-cash expenses such as depreciation and amortization, as well as increases in accounts payable and accrued expenses. The increase in trade receivables was temporary and the Company's trade receivable balance has since returned to a more normal level.



    In connection with the Holiday Acquisition, on March 4, 1996, the Company replaced its bank line of credit with new credit facilities consisting of a term loan of $20.0 million (the "Term Loan") and a revolving line of credit of up to $45.0 million (the "Revolving Loans"). The Term Loan bears interest at various rates based upon the prime lending rate announced from time to time by Banker's Trust Company (the "Prime Rate") or LIBOR and is due and payable in full on March 1, 2001. The Term Loan requires monthly interest payments, quarterly principal payments and certain mandatory prepayments. The mandatory prepayments consist of: (i) an annual payment on April 30 of each year, beginning April 30, 1997, of seventy-five percent (75%) of the Company's defined excess cash flow for the then most recently ended fiscal year; and (ii) subsequent to repayment by the Company of the $12.0 million note issued in conjunction with the purchase of the Holiday World Dealerships (which was repaid in full in the third quarter of 1996), a payment, within two days of the sale of any dealership, of the net cash proceeds received by the Company from such sale. At the election of the Company, the Revolving Loans bear interest at variable interest rates based on the Prime Rate or LIBOR. At March 29, 1997, the effective interest rates on the Revolving Loans and the Term Loan were 9.75% and 8.53%, respectively. The Revolving Loans are due and payable in full on March 1, 2001, and require monthly interest payments. As of March 29, 1997, $18.1 million was outstanding under the Term Loan and $11.3 million was outstanding under the Revolving Loans. The Term Loan and the Revolving Loans are collateralized by a security interest in all of the assets of the Company and include various restrictions and financial covenants. Because borrowings under the Revolving Loans have been less than originally anticipated, the Company is currently in the process of negotiating new terms relating to the amount available under the Revolving Loans and the interest rates, covenants and restrictions relating to both loans. The Company does not expect any adverse changes to the credit facilities as a result of these discussions. The Company also has various loans outstanding to finance retail inventory at the two remaining Holiday World Dealerships which amounted to approximately $4.2 million at March 29, 1997 and which bear interest at various rates based on the prime rate and are collateralized by certain assets of the Company.



    The Company's principal working capital requirements are for purchases of inventory and, to a lesser extent, financing of trade receivables. The Company's dealers typically finance product purchases under wholesale floor plan arrangements with third parties as described below. At March 29, 1997, the Company had working capital of approximately $1.8 million, a decrease of $2.7 million from working capital of $4.5 million at December 28, 1996. The Company used short-term credit facilities to finance the construction in progress on the new Wakarusa facility. The Company primarily used long-term debt and the Redeemable Preferred Stock to finance the Holiday Acquisition.



    The Company's capital expenditures were $7.3 million in 1996 and $3.8 million in the first quarter of 1997, primarily for expansion of manufacturing facilities. In the first quarter of 1996, the Company completed spending on the new Coburg, Oregon manufacturing facility started in 1995. During the second half of 1996, construction began on the new manufacturing facility and administrative offices in Wakarusa, Indiana which will enable the Company to increase its production capacity of motor coaches. The total cost of the Wakarusa facility is now estimated to be approximately $15.0 million, and the plant is expected to be operational by the end of the second quarter of 1997.



    The Company believes that cash flow from operations, funds available under its credit facilities and the proceeds of the Offering will be sufficient to meet the Company's liquidity requirements for the next 12 months. The Company anticipates capital expenditures in 1997 will total approximately $17.0 to $20.0 million, of which an estimated $10.0 million will be used to finish construction of the Wakarusa facility, $1.0 million will be used to set up the Springfield, Oregon facility and up to $2.0 million will be used to upgrade the Company's management information systems, including software to handle the "Year 2000" issue. The Company may, however, require additional equity or debt financing to address working capital and facilities expansion needs, particularly if the Company further expands its operations to address greater than anticipated growth in the market for its products. The Company may also from time to time seek to acquire businesses that would complement the Company's current business, and any such acquisition could require additional financing. There can be no assurance that additional financing will be available if required or on terms deemed favorable by the Company.



    As is typical in the recreational vehicle industry, many of the Company's retail dealers, including the Holiday World Dealerships, utilize wholesale floor plan financing arrangements with third party lending institutions to finance their purchases of the Company's products. Under the terms of these floor plan arrangements, institutional lenders customarily require the recreational vehicle manufacturer to agree to repurchase any unsold units if the dealer fails to meet its commitments to the lender, subject to certain conditions. The Company has agreements with several institutional lenders under which the Company currently has repurchase obligations. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased units. The Company's obligations under these repurchase agreements vary from period to period. At March 29, 1997, approximately $137.0 million of products sold by the Company to independent dealers were subject to potential repurchase under existing floor plan financing agreements, with approximately 7.0% concentrated with one dealer. If the Company were obligated to repurchase a significant number of products under any repurchase agreement, its business, operating results and financial condition could be adversely affected



NEW ACCOUNTING PRONOUNCEMENT



    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share", which is required to be adopted for periods ending after December 15, 1997. The following table presents unaudited pro forma earnings per share, calculated in accordance with the provisions of this new standard:



                                                                        THREE MONTHS ENDED
                                                               ------------------------------------
                                                                MARCH 30, 1996     MARCH 29, 1997
                                                               -----------------  -----------------
Basic........................................................      $    0.14          $    0.60
Diluted......................................................      $    0.14          $    0.57

                                    BUSINESS


    The Company is a leading manufacturer of premium Class A motor coaches and towable recreational vehicles. The Company's product line consists of ten models of motor coaches and five models of fifth wheel trailers and travel trailers under the well known "Monaco" and "Holiday Rambler" brand names. The Company's products, which are typically priced at the high end of their respective product categories, range in suggested retail price from $60,000 to $750,000 for motor coaches and from $15,000 to $70,000 for towables. The Company has achieved significant market positions in the high end price range of the market segments in which it competes. Based upon retail registrations in 1996, the Company believes it had a 25% share of the market for High-Line Class A motor coaches (units with retail prices above $120,000), an 11% share of the market for high end fifth wheel trailers (units with retail prices above $24,000) and a 48% share of the market for high end travel trailers (units with retail prices above $20,000). The Company's products are sold through an extensive network of 168 dealerships located primarily in the United States and Canada.


    Prior to March 1996, the Company's product line consisted exclusively of High-Line Class A motor coaches. In March 1996, the Company acquired Holiday Rambler, a manufacturer of a full line of Class A motor coaches and towables. The Holiday Acquisition: (i) more than doubled the Company's net sales; (ii) provided the Company with a significantly broader range of products, including complementary High-Line Class A motor coaches and the Company's first product offerings of fifth wheel trailers, travel trailers and entry-level to mid-range motor coaches; and (iii) lowered the price threshold for first-time buyers of the Company's products, thus making them more affordable for a significantly larger base of potential customers. The Company believes that developing relationships with a broader base of first-time buyers, coupled with the Company's strong emphasis on quality, customer service and design innovation, will foster brand loyalty and increase the likelihood that, over time, more customers will trade-up through the Company's line of products. Attracting larger numbers of first-time buyers is important to the Company because of the Company's belief that many recreational vehicle customers purchase multiple recreational vehicles during their lifetime.

INDUSTRY AND DEMOGRAPHIC DATA

    Recreational vehicles are broadly classified as "motor coaches" (full-size Class A motorhomes, Class B motorhomes (or van campers), Class C mini-motorhomes and van conversions) and "towables" (fifth wheel trailers, travel trailers, truck campers and folding camping trailers). Set forth below is a brief description of the principal segments of the recreational vehicle market.

    MOTOR COACHES

    The RVIA defines a "motorhome," also known as a "motor coach," as a self-propelled recreational vehicle chassis with permanently installed living systems, including cooking, refrigeration, toilet, water and other systems.

    CLASS A MOTOR COACHES are designed for full-time living. They include a living room, kitchen, dining room, bedroom and bathroom. These vehicles typically are equipped with a wide range of kitchen and bathroom appliances, stereo, television and other amenities, including deluxe carpeting and fabrics, couches, air conditioner, closets and other luxury options. Class A motor coaches are built on specially designed heavy duty motor vehicle chassis to provide safety and stability. The category of Class A motor coaches can be further divided into two groups according to price points: High-Line Class A motor coaches (defined as units with retail prices above $120,000) and entry-level to mid-range Class A motor coaches (defined as units with retail prices between $40,000 and $120,000). According to the RVIA, the 1996 industry average retail price for Class A motor coaches was $78,965.

    CLASS B MOTOR COACHES, also known as van campers, are automotive vans that are converted by the recreational vehicle manufacturer to provide sleeping, kitchen and toilet facilities. According to the RVIA, the 1996 industry average retail price for Class B motor coaches was $42,953.

    CLASS C MOTOR COACHES are constructed on van chassis. Retaining the cab section of the chassis, the recreational vehicle manufacturer adds the body section with complete living quarters, including bathroom, kitchen, bedroom and various appliances. According to the RVIA, the 1996 industry average retail price for Class C motor coaches was $47,060.

    TOWABLES

    FIFTH WHEEL TRAILERS are transported by a pickup truck equipped with a device known as a fifth wheel hitch. They are distinguished by their raised forward section that extends over the bed of the pickup truck to form a spacious and functional bi-level floor plan. According to the RVIA, the 1996 industry average retail price for fifth wheel trailers was $22,673.

    TRAVEL TRAILERS are towed by a bumper or frame hitch attached to the towing vehicle. They are constructed with solid sidewalls and solid interior walls that include beds, dinettes and fully functional kitchens. According to the RVIA, the 1996 industry average retail price for travel trailers was $14,213.

    TRUCK CAMPERS slide into the bed of a pickup truck. They can be unloaded and parked at home or at the campsite, enabling owners to use the truck with or without the camper. According to the RVIA, the 1996 industry average retail price for truck campers was $11,083.

    FOLDING CAMPING TRAILERS are constructed with collapsible "tent" sidewalls which fold for easy towing. When opened, camping trailers provide many of the comforts of travel trailers, with beds, dinettes and fully functional kitchens. According to the RVIA, the 1996 industry average retail price for folding camping trailers was $4,957.

    The following table shows the retail sales in dollars of Class A motor coaches, fifth wheel trailers, travel trailers and the total recreational vehicle market (excluding conversion vehicles), based on vehicle registration data prepared by the RVIA.

                             INDUSTRY RETAIL SALES

                                                                                                                         COMPOUND
                                                                                                                          ANNUAL
                                                                                                                          GROWTH
                                                                  1992       1993       1994       1995       1996         RATE
                                                                ---------  ---------  ---------  ---------  ---------  -------------
                                                                                    (IN MILLIONS)
Class A motor coaches.........................................  $   1,748  $   1,966  $   2,555  $   2,737  $   2,882        13.3%
Fifth wheel trailers..........................................  $     750  $     810  $     956  $     950  $   1,100        10.0%
Travel trailers...............................................  $     773  $     834  $     956  $     977  $   1,072         8.5%
Total recreational vehicle market.............................  $   4,282  $   4,712  $   5,690  $   5,895  $   6,327        10.3%

    Customers purchase recreational vehicles for a variety of purposes, including camping, traveling, sightseeing, vacationing, retirement and enjoyment of outdoor activities and sporting events. Recreational vehicle purchasers are also often attracted to the "recreational vehicle lifestyle" as a way to enjoy the outdoors in comfort and to join others in the comradery of recreational vehicle activities. Thousands of campgrounds and recreational vehicle parks are available through the U.S. Forest Service, other governmental agencies and private organizations such as Coast-to-Coast Resorts, Kampgrounds of America, Inc., Thousand Trails, Inc., Outdoor Resorts of America, Inc. and Fort Wilderness, which is owned by The Walt Disney Company. These sites offer electrical and water hook-ups in a wide variety of settings ranging from rugged wilderness areas to exclusive country club-style resorts. Recreational vehicle owners can also participate in the social aspects of the recreational vehicle lifestyle by joining a recreational vehicle club, by attending any of the numerous gatherings, known as "rallies," sponsored by the clubs or recreational vehicle associations, or by attending tailgate parties at sporting events. Two of the larger recreational vehicle clubs, the Good Sam Club and the Family Motor Coach Association, have over 900,000 and 100,000 members, respectively. Rallies sponsored by these associations can attract thousands of recreational vehicle owners to a single location. These clubs also offer emergency road-side services, publish magazines and offer group affinity benefits such as credit cards and insurance.

    According to a 1994 study sponsored by the RVIA, approximately 8.2 million households owned recreational vehicles (including conversion vehicles) in 1993, up from 7.7 million households in 1988 and 5.8 million households in 1980. Recreational vehicles are purchased by adults in all age ranges, but the highest market penetration is with those individuals between the ages of 45 to 74. According to the Census Bureau of the U.S. Department of Commerce, the number of adults between the ages of 45 and 74 is projected to grow by approximately 41% from 1995 through the year 2010, compared with a projected increase of approximately 13% for the overall population, thereby representing an expanded potential consumer market for recreational vehicle sales.

BUSINESS STRATEGY

    The Company's strategy is to increase sales and earnings by attracting new customers in both the Class A motor coach and towables market segments and providing these customers with additional products as they choose to trade-up to a higher priced product. Principal elements of this strategy include:

    - CONTINUING TO OFFER HIGH QUALITY, PREMIUM PRODUCTS
     Historically, the Company has targeted its motor coach and towable products at the high end of each market segment in which it competes and has achieved a significant market share in each of these market segments. With its focus on the high end, the Company has gained a reputation for high quality, premium products. By continuing to offer premium products in each of its market segments, the Company is able to take advantage of the growing number of its target customers, which the Company believes may be more affluent and may retire earlier than prior generations. Additionally, the Company believes that directing its product offerings towards the high end of each market segment generally offers the opportunity to achieve higher gross margins.

    - INTRODUCING NEW PRODUCTS TO OFFER A BROADER PRICE RANGE
     The Company intends to capitalize on its reputation as a high quality manufacturer of premium motor coaches and towables to broaden the price range of its products. By increasing the number of price points available to potential customers, the Company plans to attract a wider range of buyers in order to be better positioned to capture their trade-up business. The Company believes that many recreational vehicle customers purchase multiple recreational vehicles during their lifetime. The Company significantly increased the price range of its product offerings with the Holiday Acquisition by expanding its Class A motor coach line to include complementary High-Line and entry-level to mid-range motor coaches and by adding its first towable products. The Company plans to continue to broaden the price range of its product offerings through selective new product introductions. For example, the Company recently entered the mid-range fifth wheel and travel trailer markets with the introduction of its Alumascape models.


    - EXPANDING PRODUCTION CAPACITY WHILE MAXIMIZING MANUFACTURING
    EFFICIENCIES
     In recent years, the Company has been capacity constrained in its High-Line Class A motor coach production. As a result, the Company believes it has lost sales opportunities. The Company expects that a portion of the new, three line, motor coach production facility adjoining its existing Wakarusa, Indiana facility will be operational by the end of the second quarter of 1997, which should almost double its motor coach manufacturing capacity. As part of this process, the Company intends to relocate its Elkhart, Indiana motor coach production to the Wakarusa facility which it believes will increase production efficiencies and improve gross margins on its motor coach products. Furthermore, this consolidation into the new facility will make available space in the Elkhart facility that may be used to produce additional towable products. In addition, the Company has leased a facility in Springfield, Oregon to manufacture towable products which is expected to be operational in the second quarter of 1997 and which should substantially increase the Company's towable products manufacturing capacity.

    - MAINTAINING AND EXPANDING THE DEALER NETWORK
    The Company has an extensive dealer network in the United States and Canada. This dealer network provides customers with more accessible post-sales service, affords the Company more direct customer communication and provides the Company with a broad geographic presence in the market. The recreational vehicle market is highly fragmented, with over 3,000 dealers in the United States. There has been a recent trend toward consolidation in the industry with the creation of larger "megadealers" which carry a broader product range and emphasize superior quality and customer service. The Company believes this trend is favorable to the Company due to its broad product offerings, longstanding relationships with many of the leading dealers, and the Company's focus on product quality, design innovation and customer service.
     The Company's strategy is to expand further its dealer network by adding dealers that are more focused on selling entry-level to mid-range products and expanding into currently underpenetrated markets including the West Coast and Canada. To accomplish this, the Company plans to selectively grow the number of motor coach dealers to increase geographic coverage and density, and to aggressively add new dealers for its towable products. To support this strategy, the Company recently added five account executives to focus exclusively on towable products.

    - EMPHASIZING NEW PRODUCT DESIGN AND INNOVATION
     The Company has successfully introduced a number of industry-leading product design innovations that the Company believes have been important elements in differentiating its products from those of its competitors. These products include its Roadmaster semi-monocoque chassis (which enhances ride stability and performance), kitchen suite slide (which expands the living space in the kitchen/ dining area), flat-floored coaches and one-piece windshields. The Company believes its innovative designs and its emphasis on the quality and value of each model have supported the Company's penetration of the high end of various product categories. The Company's focus on product innovation has led to a series of successful new product introductions and model redesigns in the last eight years. To maintain its product innovation and brand quality, the Company modifies and improves each model yearly and typically redesigns models at least every three to four years to meet changing consumer preferences. The Company also focuses on the vertical integration of its manufacturing process, which allows the Company to more quickly introduce new designs in response to changes in consumer preferences.

    - PROMOTING CUSTOMER SATISFACTION AND BRAND LOYALTY
     The Company believes that customer satisfaction is vitally important in the recreational vehicle market because of the large number of repeat customers and the rapid communication of business reputations among recreational vehicle enthusiasts. The Company believes that a significant number of its customers are repeat customers and that this is largely due to the high quality of the Company's products and its emphasis on customer satisfaction. The Company also believes that responsive and professional customer service is necessary to promote customer satisfaction and brand loyalty. The Company's approximately 180-person service and warranty staff provides support to both the Company's retail customers and its dealer network. The Company maintains individualized production records and a computerized warranty tracking system which enables the Company's service personnel to identify problems quickly and to provide individualized customer service. Another important element in promoting customer satisfaction and brand loyalty is the Company's advertising and marketing activities. The Company advertises regularly in trade journals and magazines and participates in more than 150 recreational vehicle trade shows and rallies each year. The Company provides its customers complimentary service for minor repairs at several of these trade shows and rallies. The Company also attempts to foster brand loyalty by sponsoring clubs for the owners of its products so that the owners can share experiences and enjoy the comradery of other Monaco and Holiday Rambler owners.

PRODUCTS

    The Company currently manufactures ten motor coach and five towable models, each of which has distinct features and attributes designed to target the model to a particular suggested retail price range. The Company's product offerings currently target three segments of the recreational vehicle market: Class A motor coaches, fifth wheel trailers and travel trailers. The Company does not currently compete, and has no present plans to compete, in any other segment of the recreational vehicle industry. The following table highlights the Company's product offerings as of the date of this Prospectus:

                          COMPANY MOTOR COACH PRODUCTS

                                                     CURRENT SUGGESTED
MODEL                                                RETAIL PRICE RANGE          BRAND
--------------------------------------------------  --------------------  -------------------
Royale Coach......................................     $550,000-$750,000  Monaco
Signature Series..................................     $300,000-$400,000  Monaco
Executive.........................................     $250,000-$300,000  Monaco
Navigator.........................................     $250,000-$300,000  Holiday Rambler
Dynasty...........................................     $205,000-$240,000  Monaco
Imperial..........................................     $190,000-$210,000  Holiday Rambler
Windsor...........................................     $150,000-$175,000  Monaco
Endeavor-Diesel...................................     $130,000-$145,000  Holiday Rambler
Endeavor-Gasoline.................................     $ 80,000-$ 95,000  Holiday Rambler
Vacationer........................................     $ 60,000-$ 85,000  Holiday Rambler

                            COMPANY TOWABLE PRODUCTS

                                                       CURRENT SUGGESTED
MODEL                                                  RETAIL PRICE RANGE         BRAND
-----------------------------------------------------  ------------------  -------------------
Imperial Fifth Wheel.................................     $50,000-$70,000  Holiday Rambler
Aluma-Lite Fifth Wheel...............................     $35,000-$50,000  Holiday Rambler
Alumascape Fifth Wheel...............................     $20,000-$35,000  Holiday Rambler

Aluma-Lite Travel Trailer............................     $25,000-$45,000  Holiday Rambler
Alumascape Travel Trailer............................     $15,000-$25,000  Holiday Rambler


    In the first quarter of 1997, the average unit wholesale selling prices of the Company's motor coaches, fifth wheel trailers and travel trailers were approximately $111,500, $34,800 and $20,800, respectively.


    The Company's recreational vehicles are designed to offer all the comforts of home within a 190 to 400 square foot area. Accordingly, the interior of the recreational vehicle is designed to maximize use of available space. The Company's products are designed with five general areas, all of which are smoothly integrated to form comfortable and practical mobile accommodations. The five areas are the living room, kitchen, dining room, bathroom and bedroom. For each model, the Company offers a variety of interior layouts.

    An interior layout for a Signature Series motor coach is shown below:

        [Drawing of interior floorplan of Signature Series motor coach]

    An interior layout for an Imperial Fifth Wheel Trailer (with double slide-outs) is shown below:

        [Drawing of interior floorplan of Imperial Fifth Wheel Trailer]

    An interior layout for an Alumascape Travel Trailer (with a slide-out) is shown below:

          [Drawing of interior floorplan of Alumascape Travel Trailer]

    Each of the Company's recreational vehicles comes fully equipped with a wide range of kitchen and bathroom appliances, audio and visual electronics, communication devices, and other amenities, including couches, dining tables, closets and storage spaces. All of the Company's recreational vehicles incorporate products from well-recognized suppliers, including stereos, video cassette recorders and televisions from Quasar and Sony, microwave ovens from Sharp and General Electric, stoves and ranges from KitchenAid and Modern Maid, and refrigerators from Dometic and Norcold. The Company's high end products offer top-of-the-line amenities, including 20" Sony stereo televisions, fully automatic DSS (satellite) systems, Corian kitchen and bath countertops, imported ceramic tile and leather furniture.

PRODUCT DESIGN

    To address changing consumer preferences, the Company modifies and improves its products each model year and typically redesigns each model every three or four years. The Company's designers work with the Company's marketing, manufacturing and service departments to design a product that is appealing to consumers, practical to manufacture and easy to service. The designers try to maximize the quality and value of each model at the strategic retail price point for that model. The marketing and sales staffs suggest features or characteristics that they believe could be integrated into the various models to differentiate the Company's products from those of its competitors. By working with manufacturing personnel, the Company's product designers engineer the recreational vehicles so that they can be built efficiently and with high quality. Service personnel suggest ideas to improve the serviceability and reliability of the Company's products and give the designers feedback on the Company's past designs.

    The exteriors of the Company's recreational vehicles are designed to be aesthetically appealing to consumers, aerodynamic in shape for fuel efficiency and practical to manufacture. Larry Shinoda, who is credited with designing the 1963 Corvette Stingray automobile, assists as a consultant to the Company in the design process. The Company also has an experienced team of computer-aided-design personnel to complete the product design and produce prints from which the products will be manufactured.

SALES AND MARKETING

    DEALERS


    Over the past five years, the Company has expanded its dealer network from 34 dealerships in 1992 to 168 dealerships primarily located in the United States and Canada at March 29, 1997, including 116 dealerships added as a result of the Holiday Acquisition. The Company's dealerships generally sell either Monaco motor coaches or Holiday Rambler motor coaches and towables. The Company intends to expand its dealer network, primarily by adding towables-only dealers. The Company maintains an internal sales organization consisting of 17 account executives who service the Company's dealer network, including five recently hired account executives who will be focusing exclusively on the towables market.


    The Company analyzes and selects new dealers on the basis of such criteria as location, marketing ability, sales history, financial strength and the capability of the dealer's repair services. The Company provides its dealers with a wide variety of support services, including advertising subsidies and technical training, and offers certain model pricing discounts to dealers who exceed wholesale purchase volume milestones. The Company's sales staff is also available to educate dealers about the characteristics and advantages of the Company's recreational vehicles compared with competing products. The Company offers dealers geographic exclusivity to carry a particular model. While the Company's dealership contracts have renewable one or two-year terms, historically the Company's dealer turnover rate has been low.

    Dealers typically finance their inventory through revolving credit facilities established with asset-based lending institutions, including specialized finance companies and banks. It is industry practice that such "floor plan" lenders require recreational vehicle manufacturers to agree to repurchase (for a period of 12 to 18 months from the date of the dealer's purchase) motor coaches and towables previously sold to the dealer in the event the dealer defaults on its financing agreements. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased units. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-- Liquidity and Capital Resources", and Note 17 of Notes to the Company's Consolidated Financial Statements. The Company was not required to repurchase any of its products in 1996 pursuant to these repurchase agreements.

    As a result of the Holiday Acquisition, the Company acquired ten Holiday World Dealerships. The Company sold seven of these Holiday World Dealerships in 1996 and one in the first quarter of 1997 and plans to sell the remaining two dealerships.


    ADVERTISING AND PROMOTION

    The Company advertises regularly in trade journals and magazines, participates in cooperative advertising programs with its dealers, and produces color brochures depicting its models' performance features and amenities. The Company also promotes its products with direct incentive programs to dealer sales personnel linked to sales of particular models.

    A critical marketing activity for the Company is its participation in the more than 150 recreational vehicle trade shows and rallies each year. National trade shows and rallies, which can attract as many as 40,000 attendees, are an integral part of the Company's marketing process because they enable dealers and potential retail customers to compare and contrast all the products offered by the major recreational vehicle manufacturers. Setting up attractive display areas at major trade shows to highlight the newest design innovations and product features of its products is critical to the Company's success in attracting and maintaining its dealer network and in generating enthusiasm at the retail customer level. The Company also provides complimentary service for minor repairs to its customers at several rallies and trade shows.


    The Company attempts to encourage and reinforce customer loyalty through clubs for the owners of its products so that they may share experiences and communicate with each other. The Company's clubs currently have more than 13,000 members. The Company publishes magazines to enhance its relations with these clubs and holds rallies for clubs to meet periodically to view the Company's new models and obtain maintenance and service guidance. Attendance at Company-sponsored rallies can be as high as 1,800 recreational vehicles. The Company frequently receives support from its dealers and suppliers to host these rallies.


CUSTOMER SERVICE

    The Company believes that customer satisfaction is vitally important in the recreational vehicle market because of the large number of repeat customers and the rapid communication of business reputations among recreational vehicle enthusiasts. The Company also believes that service is an integral part of the total product the Company delivers and that responsive and professional customer service is consistent with the premium image the Company strives to convey in the marketplace.


    The Company offers a warranty to all purchasers of its new vehicles. The Company's current warranty covers its products for one year. In addition, customers are protected by the warranties of major component suppliers such as those of Cummins (diesel engines), Eaton (axles), Allison (transmissions) and Chevrolet, Ford and Freightliner (chassis). The Company's warranty covers all manufacturing-related problems and part and system failures, regardless of whether the repair is made at a Company facility or by one of the Company's dealers or authorized service centers. As of March 29, 1997, the Company had 168 dealerships providing service to owners of the Company's products. In addition, owners of the Company's diesel products have access to the entire Cummins dealer network, which includes more than 750 repair centers.



    The Company operates service centers in Coburg, Oregon and Elkhart and Wakarusa, Indiana. The Company currently has approximately 180 employees in customer service. The Company maintains individualized production records and a computerized warranty tracking system which enable the Company's service personnel to identify problems quickly and to provide individualized customer service. While many problems can be resolved on the telephone, the customer may be referred to a nearby dealer or service center. The Company believes that dedicated customer service phone lines are an ideal way to interact directly with the Company's customers and to quickly address their technical problems.

MANUFACTURING

    The Company currently operates manufacturing facilities in Coburg, Oregon, where it manufactures Signature Series, Executive, Dynasty and Navigator motor coaches; in Elkhart, Indiana, where it manufactures Dynasty and Windsor motor coaches and Alumascape fifth wheel and travel trailers; and in Wakarusa, Indiana, where it manufactures Imperial, Endeavor and Vacationer motor coaches and Imperial and Aluma-Lite fifth wheel and travel trailers. The Company also operates its Royale Coach bus conversion facility in Elkhart, Indiana. The Company's current motor coach production capacity is three units per day at its Coburg facility, and a combined 11.5 units per day at its Wakarusa and Elkhart facilities. The Company's production of motor coaches has been limited by capacity constraints in recent years. The Company's current towables production capacity is a combined 16 units per day at its Wakarusa and Elkhart facilities.


    The Company is in the process of expanding its manufacturing capacity at its Wakarusa location and has leased an additional facility in Springfield, Oregon. The new Wakarusa facility, which is expected to be operational by the end of the second quarter of 1997, will enable the Company to consolidate Indiana motor coach production in Wakarusa, freeing up existing space at the Elkhart facility which may be used to increase production of towable products. As part of the new Wakarusa facility, the Company may construct a new paint facility in order to take advantage of the benefits of vertical integration and reduce production costs. The Springfield towables facility is expected to be operational in the second quarter of 1997. Upon completion of the expansion of its manufacturing capacity, the Company should have motor coach production capacity of 25 units per day in Wakarusa, and three units per day in Coburg, and towables production capacity of a combined 16 units per day in its Elkhart and Wakarusa facilities, and eight units per day in Springfield. In addition, if the Company decides to use all the existing free space at the Elkhart facility to produce towable products, towables production capacity at the Elkhart and Wakarusa facilities would increase to a combined 24 units per day. The Company believes that this expanded manufacturing capacity will free the Company from capacity constraints on its motor coaches and allow the Company to gradually increase its overall production volumes for motor coaches and towables, consistent with anticipated market demand.


    The Company believes that its manufacturing process is one of the most vertically integrated in the recreational vehicle industry. By manufacturing a variety of items, including the Roadmaster semi-monocoque chassis, plastic components, some of its cabinetry and fiberglass parts, as well as many subcomponents, the Company maintains increased control over scheduling, component production and overall product quality. In addition, vertical integration enables the Company to be more responsive to market dynamics.

    Each facility has several stations for manufacturing, organized into four broad categories: chassis manufacturing, body manufacturing, painting and finishing. It takes from three weeks to two months to build each unit, depending on the product. The Company keeps a detailed log book during the manufacture of each product and has a computerized service tracking system.

    Each unit is given an inspection during which its appliances and plumbing systems are thoroughly tested. As a final quality control check, each motor coach is given a road test. To further ensure both dealer and end-user satisfaction, the Company pays a unit fee per recreational vehicle to its dealers so that they will thoroughly inspect each product upon delivery, and return a detailed report form.

    The Company purchases raw materials, parts, subcomponents, electronic systems, and appliances from approximately 750 vendors. These items are either directly mounted in the vehicle or are utilized in subassemblies which the Company assembles before installation in the vehicle. The Company attempts to minimize its level of inventory by ordering most parts as it needs them. Certain key components that require longer purchasing lead times are ordered based on planned needs. Examples of these components are diesel engines, axles, transmissions, chassis and interior designer fabrics. The Company has a variety of major suppliers, including Allison, Chevrolet, Cummins, Eaton, Ford and Freightliner. The Company does not have any long-term supply contracts with these suppliers or their distributors, but believes it has good relationships with them. To minimize the risks associated with reliance on a single-source supplier, the Company typically keeps a 60-day supply of axles, engines, chassis and transmissions in stock or available at the suppliers' facilities and believes that, in an emergency, other suppliers could fill the Company's needs on an interim basis. However, there can be no assurance that these suppliers will be able to meet the Company's future requirements for these components. An extended delay or interruption in the supply of any components obtained from a single or limited source supplier could have a material adverse effect on the Company's business, results of operations and financial condition.

BACKLOG


    The Company's products are generally manufactured against orders from the Company's dealers. As of March 29, 1997, the Company's backlog of orders was $78.6 million compared with $68.9 million at March 30, 1996. The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled at the option of the purchaser at any time without penalty and, therefore, backlog should not be used as a measure of future sales.


FACILITIES

    The Company is headquartered in Coburg, Oregon, approximately 100 miles from Portland, Oregon. The following table summarizes the Company's current and planned manufacturing facilities:

                                                                       APPROXIMATE
                                                                          SQUARE
MANUFACTURING FACILITY                           OWNED/LEASED            FOOTAGE     PRODUCTS MANUFACTURED
-----------------------------------------------  --------------------  ------------  -----------------------------
Coburg, Oregon.................................  Owned                     300,000   Motor Coaches
Elkhart, Indiana...............................  Owned                     325,000   Motor Coaches, Towables
Elkhart, Indiana...............................  Leased                     28,000   Bus Conversions
Wakarusa, Indiana..............................  Owned/Leased(1)           516,000   Motor Coaches, Towables
Wakarusa, Indiana(2)...........................  Owned                     500,000   Motor Coaches
Springfield, Oregon(3).........................  Leased                    100,000   Towables

------------------------

(1) The Company leases approximately 110,510 square feet of this facility.


(2) Includes approximately 400,000 square feet. Expected to be operational by the end of the second quarter of 1997.



(3) Expected to be operational in the second quarter of 1997.


    As of the date of this Prospectus, the Company's production of motor coaches is capacity constrained. After the new Wakarusa, Indiana and Springfield, Oregon plants are operational and the transfer of the Elkhart, Indiana motor coach production has been successfully completed, the Company believes that its existing facilities will be sufficient to meet its production requirements for the foreseeable future. Should the Company require increased production capacity in the future, the Company believes that additional or alternative space adequate to serve the Company's foreseeable needs would be available on commercially reasonable terms.

COMPETITION

    The market for recreational vehicles is highly competitive. The Company currently encounters significant competition at each price point for its recreational vehicle products. The Company believes that the principal competitive factors that affect the market for the Company's products include product quality, product features, reliability, performance, quality of support and customer service, loyalty of customers, brand recognition and price. The Company believes that it competes favorably against its competitors with respect to each of these factors. The Company's competitors include, among others:
Coachmen Industries, Inc., Fleetwood Enterprises, Inc., National R.V. Holdings, Inc., Skyline Corporation,

SMC Corporation, Thor Industries, Inc. and Winnebago Industries, Inc. Some of the Company's competitors have significantly greater financial resources and more extensive marketing capabilities than the Company. There can be no assurance that either existing or new competitors will not develop products that are superior to or that achieve better consumer acceptance than the Company's products, or that the Company will continue to remain competitive.

GOVERNMENT REGULATION

    The manufacture and operation of recreational vehicles are subject to a variety of federal, state and local regulations, including the National Traffic and Motor Vehicle Safety Act and safety standards for recreational vehicles and their components that have been promulgated by the Department of Transportation. These standards permit the National Highway Traffic Safety Administration to require a manufacturer to repair or recall vehicles with safety defects or vehicles that fail to conform to applicable safety standards. Because of its sales in Canada, the Company is also governed by similar laws and regulations promulgated by the Canadian government. The Company has on occasion voluntarily recalled certain products. The Company's operating results could be adversely affected by a major product recall or if warranty claims in any period exceed warranty reserves.

    The Company is a member of the RVIA, a voluntary association of recreational vehicle manufacturers and suppliers, which promulgates recreational vehicle safety standards. Each of the products manufactured by the Company has an RVIA seal affixed to it to certify that such standards have been met.

    Many states regulate the sale, transportation and marketing of recreational vehicles. The Company is also subject to state consumer protection laws and regulations, which in many cases require manufacturers to repurchase or replace chronically malfunctioning recreational vehicles. Some states also legislate additional safety and construction standards for recreational vehicles.

    The Company is subject to regulations promulgated by the Occupational Safety and Health Administration ("OSHA"). The Company's plants are periodically inspected by federal or state agencies, such as OSHA, concerned with workplace health and safety.

    The Company believes that its products and facilities comply in all material respects with the applicable vehicle safety, consumer protection, RVIA and OSHA regulations and standards. Amendments to any of the foregoing regulations and the implementation of new regulations could significantly increase the cost of manufacturing, purchasing, operating or selling the Company's products and could materially and adversely affect the Company's net sales and operating results. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of production or cessation of operations.

    The Company is subject to product liability and warranty claims arising in the ordinary course of business. To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The Company's current policies jointly provide coverage against claims based on occurrences within the policy periods up to a maximum of $26.0 million for each occurrence and $27.0 million in the aggregate. There can be no assurance that the Company will be able to obtain insurance coverage in the future at acceptable levels or that the costs of insurance will be reasonable. Furthermore, successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, operating results and financial condition.

    Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional laws and regulations will be applicable to the Company and its products in the future. Furthermore, no assurance can be given that any increase in personal income tax rates will not have a material adverse effect on the Company's business, operating results and financial condition.

ENVIRONMENTAL REGULATION AND REMEDIATION

    REGULATION

    The Company's recreational vehicle manufacturing operations are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment and disposal of hazardous materials. These laws are often revised and made more stringent, and it is likely that future amendments to these laws will impact the Company's operations.


    The Company has submitted applications for "Title V" air permits for its cabinet making facility in Nappanee, Indiana and its operations in Elkhart, Indiana and Wakarusa, Indiana, including the new motor coach production facility in Wakarusa, and is in the process of preparing such applications for its facility in Coburg, Oregon. The Company has provided the relevant state agency with a schedule of completion for the Coburg application, which will be filed after the regulatory deadline, and the agency has indicated to the Company that the schedule will be acceptable.


    The Company does not currently anticipate that any additional air pollution control equipment will be required as a condition of receiving new air permits, although new regulations and their interpretation may change over time, and there can be no assurance that additional expenditures will not be required.

    While the Company has in the past provided notice to the relevant state agencies that air permit violations have occurred at its facilities, the Company has resolved all such issues with those agencies, and the Company believes that there are no ongoing violations of any of its existing air permits at any of its owned or leased facilities at this time. However, the failure of the Company to comply with present or future regulations could subject the Company to: (i) fines; (ii) potential civil and criminal liability; (iii) suspension of production or cessation of operations; (iv) alterations to the manufacturing process; or (v) costly clean-up or capital expenditures, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

    REMEDIATION

    The Company has identified petroleum and/or solvent ground contamination at the Elkhart, Indiana manufacturing facility, and the Wakarusa, Indiana manufacturing facility and Leesburg, Florida dealership acquired in the Holiday Acquisition. The Company has remediated the Elkhart site and recommended to the relevant Indiana regulatory authority that no further action be taken because the remaining contaminants are below the state's clean-up standards. The Company currently expects that the regulatory authority will concur with this finding, although there is no assurance that such approval will be forthcoming or that the regulatory authority will not require additional investigation and/or remediation. The Company is investigating the Wakarusa site and expects soon to recommend to the relevant regulatory authority that no further action be taken at that site based on its consultant's view that there is a limited risk associated with the remaining contamination. It is unclear whether the regulatory authority will concur in this finding or whether additional remediation will be required. In Florida, the Company and its consultants are conducting investigations to determine the appropriate remediation program to recommend to the relevant Florida regulatory authority for the contamination associated with former underground storage tanks at the Leesburg dealership. With regard to the Wakarusa and Leesburg sites, the Company is indemnified by Harley-Davidson for investigation and remediation costs incurred by the Company (subject to a $300,000 deductible in the case of the Wakarusa site and subject to a $10 million maximum in the case of the Wakarusa site and a $5 million maximum in the case of the Leesburg site for matters, such as these, that were indentified at the closing of the Holiday Acquisition).

    The Company does not believe that any costs it will bear with respect to continued investigation or remediation of the foregoing locations and other facilities currently or formerly owned or occupied by the Company will have a material adverse effect upon the Company's business, results of operations or financial condition. Nevertheless, there can be no assurance that the Company will not discover additional environmental problems or that the cost to the Company of the remediation activities will not exceed the Company's expectations.

EMPLOYEES


    As of March 29, 1997, the Company had 2,244 employees, including 1,798 in production, 50 in sales, 180 in service and 216 in management and administration. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good.


LEGAL PROCEEDINGS


    The Company is involved in legal proceedings arising in the ordinary course of its business, including a variety of product liability and warranty claims typical in the recreational vehicle industry. In addition, in connection with the Holiday Acquisition, the Company assumed most of the liabilities of that business, including product liability and warranty claims. The Company does not believe that the outcome of its pending legal proceedings will have a material adverse effect on the business, results of operations or financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The executive officers and directors of the Company, and their ages as of March 29, 1997, are as follows:



NAME                                         AGE      POSITION WITH THE COMPANY
---------------------------------------      ---      ------------------------------------------------------------------
Kay L. Toolson.........................          54   Chairman, Chief Executive Officer and President

John W. Nepute.........................          45   Vice President of Finance and Chief Financial Officer

D. Page Robertson......................          58   President of Monaco Division

James V. Sheldon.......................          56   President of Holiday Rambler Division and Chief Operating Officer,
                                                        Indiana Operations

Richard E. Bond........................          43   Vice President, Secretary and General Counsel

Michael J. Kluger......................          40   Director

Carl E. Ring, Jr.(1)(2)................          59   Director

Richard A. Rouse(1)(2).................          51   Director

Roger A. Vandenberg(2).................          49   Director


------------------------

(1) Member of the Audit Committee of the Board of Directors

(2) Member of the Compensation Committee of the Board of Directors

    MR. TOOLSON has served as President and Chief Executive Officer of the Company and the Predecessor since 1986 and as Chairman of the Company since July 1993. From September 1982 to August 1986, Mr. Toolson served as Executive Vice President of Executive Industries, Inc., a motor coach manufacturer. Prior to joining Executive Industries, Mr. Toolson served from 1973 until 1982 as Vice President of Kings Highway Mobile Industries, Inc., a motor coach manufacturer. He holds a B.S. degree in Business Administration and Computer Science and an M.B.A. degree, both from Utah State University.

    MR. NEPUTE has served the Company and the Predecessor in his current capacity as Vice President of Finance and Chief Financial Officer since January 1991. From January 1988 until January 1991 he served the Predecessor as Controller. From 1977 to 1988, Mr. Nepute served as Controller of Tiffany Drug Stores, Inc., a privately-held retail chain. Mr. Nepute holds a B.S. degree in Industrial Management from Georgia Institute of Technology and an M.B.A. degree in Finance from the University of Oregon.

    MR. ROBERTSON has served as the President of the Monaco Division since January 1997. From October 1995 until January 1997, Mr. Robertson served as President of the Company. Mr. Robertson also served the Company and its Predecessor as Vice President of Sales and Marketing from January 1991 to August 1995. From January 1988 until January 1991, he served the Company's predecessor as National Sales Manager. Mr. Robertson attended Western Carolina College and Louisburg College, where he studied business administration and marketing.

    MR. SHELDON has served as the President of the Holiday Rambler Division and Chief Operating Officer, Indiana Operations of the Company since March 1996. From 1971 to 1995, Mr. Sheldon held several key management positions with the Recreational Group of Fleetwood Enterprises, including Plant General Manager, Director of Sales, Director of Product Development, Director of Marketing, and Managing Director of European Operations. Mr. Sheldon holds a B.S. degree in Economics from Georgetown University and an M.B.A. degree in Marketing from George Washington University.

    MR. BOND has served as Vice President, Secretary and General Counsel of the Company since February 1997 and has been an employee of the Company since January 1997. From 1987 to December 1996 he served as Vice President, Secretary and General Counsel of Holiday Rambler. He also served as Holiday Rambler's Vice President and Assistant General Counsel from 1984 to 1987. Prior to that and from 1979, Mr. Bond was engaged in the private practice of law in Oregon and Indiana. Mr. Bond holds an A.B. in Economics and History from Indiana University and a J.D. from Willamette University College of Law.


    MR. KLUGER has served as a director of the Company since March 1993. He is a founding partner of Liberty Partners, L.P., whose general partner is Liberty Capital Partners, Inc., a New York investment management firm, where he has served as Managing Director since September 1992. For five years prior thereto, Mr. Kluger was a Director and Senior Vice President of Merrill Lynch Interfunding Inc., a subsidiary of Merrill Lynch & Co., an investment banking and brokerage firm. Mr. Kluger is also a director and stockholder of Liberty Capital Partners, Inc.


    MR. RING has served as a director of the Company since March 1993. He is a founding partner of Liberty Partners, L.P., whose general partner is Liberty Capital Partners, Inc., a New York investment management firm, where he has served as Managing Director since September 1992. From June 1991 to September 1992 he was President of Eden, Miller & Co., Incorporated, an investment banking firm. For more than five years prior thereto, Mr. Ring was a Managing Director of Lehman Brothers, an investment banking and brokerage firm. Mr. Ring is also a director and stockholder of Liberty Capital Partners, Inc.

    MR. ROUSE has served as a director of the Company since July 1993. He currently serves as Chairman of Emergency Road Service, Inc., a privately-held nationwide roadside assistance company, which position he has held since July 1991. From July 1988 to July 1991, he was President of Trailer Life Enterprises, Inc., a publisher and sponsor of recreational vehicle publications and clubs.

    MR. VANDENBERG has served as a director of the Company since March 1993. He currently serves as the President of Cariad Capital, Inc., which he founded in January 1992, and as a Managing Director of Narragansett Capital, Inc., a private investment firm, a position he has held since June 1986. Mr. Vandenberg is also a general partner of the general partner of Narragansett Capital Partners -A and - B, L.P. ("NCPAB"), related venture capital funds, and a general partner of the general partner of Narragansett First Fund, a venture capital fund. One of the portfolio companies with which NCPAB is affiliated filed for protection under Federal bankruptcy laws in 1993, although it has subsequently emerged from bankruptcy and is operating profitably. Mr. Vandenberg served as the President and a director of this portfolio company, Glasstech Industries, Inc., and as a director and vice chairman of its operating company subsidiary, Glasstech, Inc. ("Glasstech"), from 1989 to December 1994. Glasstech manufactures equipment for bending and tempering glass. Mr. Vandenberg is also a director of Wellman, Inc., a polyester fiber manufacturer, and a general partner of Monaco Capital Partners.

    The Board of Directors is divided into two classes with each director serving a two year term and one class being elected at each year's annual meeting of stockholders. Directors Kluger and Toolson are in the class of directors whose term expires at the 1998 Annual Meeting of Stockholders and Directors Ring, Rouse and Vandenberg are in the class of directors whose term expires at the 1997 Annual Meeting of Stockholders.

    All executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

STOCKHOLDERS' AGREEMENT


    In March 1993, all the holders of the shares of Common Stock then outstanding and the Company entered into a Stockholders Agreement, which was amended in August 1993 (the "Stockholders Agreement"). The stockholders subject to the Stockholders Agreement are obligated to vote for two nominees to the Company's Board of Directors presented by Liberty Investment Partners II, two nominees presented by Monaco Capital Partners, and one nominee chosen by the Company's executive officers from among the executive officers. The Stockholders Agreement also provides that so long as Mr. Toolson is the Company's

Chief Executive Officer, he will serve as the nominee of the executive officers. The Stockholders Agreement will terminate upon the closing of the Offering.

REGISTRATION RIGHTS

    Monaco Capital Partners, Liberty Investment Partners II and certain members of the Company's management have the right to require the Company to register their shares of Common Stock under the Securities Act under certain circumstances. See "Description of Capital Stock--Registration Rights."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of May 20, 1997 (except as otherwise indicated), and as adjusted to reflect the sale of the 1,700,000 shares offered by this Prospectus, by: (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers,
(iv) all directors and executive officers as a group, and (v) each Selling Stockholder. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.


                                                         BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                            BEFORE OFFERING                             AFTER OFFERING
                                                      ---------------------------     SHARES      ---------------------------
NAME                                                    SHARES     PERCENTAGE(1)   TO BE SOLD(2)    SHARES     PERCENTAGE(1)
----------------------------------------------------  ----------  ---------------  -------------  ----------  ---------------
Liberty Partners Holdings 2, L.L.C. (3) ............   1,276,931         28.7%          441,717      835,214         15.3%
  c/o Liberty Capital Partners, Inc.
  1177 Avenue of the Americas
  New York, N.Y. 10036
Michael J. Kluger (4) ..............................   1,277,931         28.8%          441,717      836,214         15.3%
  c/o Liberty Capital Partners, Inc.
  1177 Avenue of the Americas
  New York, N.Y. 10036
Carl E. Ring, Jr. (5) ..............................   1,276,931         28.7%          441,717      835,214         15.3%
  c/o Liberty Capital Partners, Inc.
  1177 Avenue of the Americas
  New York, N.Y. 10036
Kay L. Toolson (6) .................................     637,107         14.3%          125,000      512,107          9.3%
  c/o Monaco Coach Corporation
  91320 Industrial Way
  Coburg, OR 97408
Roger A. Vandenberg (7) ............................     271,683          6.1%           30,000      241,683          4.4%
  c/o Cariad Capital, Inc.
  1 Turks Head Place
  Providence, R.I. 02903
Bass Management Trust (8) ..........................     251,000          5.6%               --      251,000          4.6%
  201 Main St., Suite 3200
  Fort Worth, TX 76102
D. Page Robertson (6)...............................      67,990          1.5%           20,000       47,990         *
John W. Nepute (6)..................................      44,750          1.0%           10,000       34,750         *
Richard A. Rouse (6)................................      12,800         *                   --       12,800         *
James V. Sheldon (6)................................       1,748         *                   --        1,748         *
Richard E. Bond (6).................................         240         *                   --          240         *
All directors and executive officers as a group (9
  persons) (4)(5)(6)(7).............................   2,314,249         51.7%          626,717    1,687,532         30.6%


OTHER SELLING STOCKHOLDERS
----------------------------------------------------
HR, LLC (9).........................................     230,767          4.9%          230,767           --           --
Andreas P. Graham (10)..............................      53,689          1.2%           28,689       25,000         *
B. Ray Mehaffey (6).................................      47,973          1.1%           10,000       37,973         *
Mary A. Ferreira....................................       7,846         *                3,846        4,000         *
Monaco Capital Partners (7).........................         100         *                  100           --           --


------------------------

*   Less than one percent.

(1) Applicable percentage of beneficial ownership both before and after the Offering is based on 4,442,512 shares of Common Stock outstanding as of May 20, 1997 together with applicable options for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days after May 20, 1997 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other stockholder. Beneficial ownership after the Offering also reflects the issuance of the 230,767 shares of Common Stock upon conversion of the 65,217 shares of Redeemable Preferred Stock held by HR, LLC.



(2) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the following Selling Stockholders will sell the additional shares (and will beneficially own the percentages) indicated: Liberty Partners Holdings 2, L.L.C., 175,000 shares (12.1%); Kay L. Toolson, 40,000 shares (8.6%); Roger A. Vandenberg, 20,000 shares (4.1%); D. Page Robertson, 10,000 shares (less than 1.0%); B. Ray Mehaffey, 5,000 shares (less than 1.0%); and John W. Nepute, 5,000 shares (less than 1.0%).


(3) Liberty Partners Holdings 2, L.L.C., a Delaware limited liability company, holds 1,276,931 shares of Common Stock. The members of Liberty Partners Holdings 2, L.L.C. are Liberty Investments 5, Inc., which is beneficially owned by the State Board of Administration of Florida, and Liberty Investment Partners II, which is beneficially owned by, among others, Directors Michael J. Kluger and Carl E. Ring, Jr., as well as Peter E. Bennet and Paul J. Huston. The Manager of Liberty Partners Holdings 2, L.L.C., which has sole voting and investment power over the shares of Common Stock, is Liberty Partners, L.P. Liberty Capital Partners, Inc. is the general partner of Liberty Partners, L.P. Michael J. Kluger, Carl E. Ring, Jr., Peter E. Bennett and Paul J. Huston are directors and stockholders of Liberty Capital Partners, Inc.

(4) Includes 1,000 shares held by Mr. Kluger directly. Also includes the shares held of record by Liberty Partners Holdings 2, L.L.C. See Note (3) above.

(5) Includes the shares held of record by Liberty Partners Holdings 2, L.L.C. See Note (3) above.


(6) Includes the number of shares subject to options which are exercisable within 60 days of May 20, 1997 by the following persons: Mr. Toolson (6,000 shares), Mr. Rouse (4,800 shares), Mr. Nepute (12,120 shares), Mr. Robertson (12,220 shares), Mr. Sheldon (500 shares), Mr. Bond (240 shares) and Mr. Mehaffey (12,120 shares).


(7) Includes 100 shares held of record by Monaco Capital Partners, all of which will be sold in the Offering. Mr. Vandenberg, as the managing general partner of Monaco Capital Partners, has the sole right to direct the voting and disposition of securities of the Company held by Monaco Capital Partners, except for 19 shares, as to which Mr. Graham directs the voting but does not have the right to direct the disposition thereof. See Note (9) below. Mr. Vandenberg may therefore be deemed to be a beneficial owner of all of the 100 shares held of record by Monaco Capital Partners. Cariad Capital, Inc., of which Mr. Vandenberg is President, currently receives consulting and management fees of $72,000 per year from the Company pursuant to the terms of a management contract scheduled to expire on September 23, 1998.


(8) Includes the shares held by the following entities: The Bass Management Trust ("BMT"), Sid R. Bass Management Trust ("SRBMT"), Lee M. Bass ("LMB"), Edward P. Bass ("EPB"), Wesley Guylay Capital Management ("WGCM") and Terry Guylay ("TG"), who may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The above parties note that neither the fact of their filing with the Commission a Schedule 13D on which the following information as to beneficial ownership, voting and dispositive power of the shares was disclosed nor anything contained therein shall be deemed to be an admission by them that a group exists. Each of the following entities has reported shared voting or dispositive power over none of the shares over which they hold beneficial ownership. The following entities have sole voting and dispositive power over the following shares: BMT, 33,537; NLB, 0; SRBMT, 33,437; LMB, 33,537; EPB, 24,489; WGCM, 125,000; TG, 1,000.



(9) HR, LLC presently holds 65,217 shares of Redeemable Preferred Stock which will be converted into 230,767 shares of Common Stock that will be sold in the Offering. HR, LLC is a company owned by Harley-Davidson, Inc.



(10) Includes 19 shares held of record by Monaco Capital Partners, as to which Mr. Graham directs the voting but does not have the right to direct the disposition. Mr. Graham was a director of the Company from March 1993 to May 1996.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of the Offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $.01 par value, and 1,934,783 shares of Preferred Stock, $.01 par value, after giving effect to the conversion of the 65,217 shares of Redeemable Preferred Stock held by HR, LLC into 230,767 shares of Common Stock.

    The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK


    As of May 20, 1997, there were 4,442,512 shares of Common Stock outstanding that were held of record by approximately 105 stockholders.


    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

    Effective upon the closing of the Offering, the Board of Directors will have the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,934,783 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights, all without approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) restrict Common Stock dividends if Preferred Stock dividends have not been paid;
(ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any Preferred Stock series has voting rights or is convertible into Common Stock; or (iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Certificate of Incorporation or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of such Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

REGISTRATION RIGHTS


    After the Offering, the holders (or their permitted transferees) of 1,701,605 shares of Common Stock (or 1,446,605 shares if the Underwriters' over-allotment option is exercised in full), will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of agreements between the Company and such holders, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit or exclude such shares from registration. In addition, the holders of 835,214 shares of Common Stock (or 660,214 shares if the Underwriters' over-allotment option is exercised in full) may require the Company on not more than three occasions to file a registration statement under the Securities Act with respect to such shares, and the Company is required to use its reasonable best efforts to effect such registration, subject to certain conditions and limitations, and is required to pay the expenses incurred in connection with such registrations.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    Certain provisions of Delaware law and the Company's Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

    The Company is subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholder.

    The Company's Certificate of Incorporation provides that the Board of Directors is divided into two classes, with staggered two-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other class continuing for the remainder of its respective two-year term. The classification of the Board of Directors makes it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

    The Company's Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, the President or the Board of Directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of the stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Chairman of the Board, the President or the Board of Directors. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company.

    The Company's Certificate of Incorporation and the Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the Certificate of Incorporation and Bylaws.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon the closing of the Offering, the Company will have 5,473,279 shares of Common Stock outstanding, all of which will be freely tradeable without restriction under the Securities Act, unless they are held by "affiliates" of the Company as that term is used under the Securities Act. The shares held by affiliates of the Company are "restricted securities" as defined in Rule 144 under the Securities Act (the "Restricted Shares"), and are eligible for resale, subject to the volume limitations of Rule 144, as hereinafter described.



    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 54,733 shares immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. In meeting the one year and two year holding periods described above, a holder of Restricted Shares may include the holding period of a prior owner who is not an affiliate of the Company.



    As of the date of this Prospectus, options to purchase an aggregate of 238,060 shares of Common Stock were outstanding under the Company's stock option plans, of which 88,598 shares have vested and are eligible for sale upon exercise.


    Certain holders of Restricted Shares have the right, after termination of the lock-up agreements, to cause the Company to register the sale of their shares under the Securities Act. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:


                                                                                   NUMBER OF
NAME                                                                                 SHARES
--------------------------------------------------------------------------------  ------------
Smith Barney Inc................................................................
William Blair & Company, L.L.C..................................................
A.G. Edwards & Sons, Inc........................................................
                                                                                  ------------
    Total.......................................................................    1,700,000
                                                                                  ------------
                                                                                  ------------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters, for whom Smith Barney Inc., William Blair & Company, L.L.C. and A.G. Edwards & Sons, Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain
dealers at a price which represents a concession not in excess of $     per
share under the public offering price. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.


    Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 255,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.


    The Company, its officers and directors, the Selling Stockholders, and certain other stockholders of the Company designated by the Representatives, have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

    The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part;
(ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.



    From time to time, Smith Barney Inc. has provided, and may continue to provide, investment banking services to the Company.


                                 LEGAL MATTERS

    The validity of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

    The consolidated balance sheets as of December 30, 1995 and December 28, 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996 of Monaco Coach Corporation and subsidiaries included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, on the authority of that firm as experts in accounting and auditing.

    The combined balance sheets of Holiday Rambler LLC Recreational Vehicle Manufacturing Division and certain Holiday World Retail Operations at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of such material can also be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission in Washington, D.C. a registration statement (herein together with all amendments thereto called the "Registration Statement") under the Securities Act, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. Copies of the Registration Statement, including exhibits, may be obtained from the Commission upon payment of a prescribed fee, or may be examined without charge at the offices of the Commission as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein: (i) the Company's Annual Report on Form 10-K for the year ended December 28, 1996 and Quarterly Report on Form 10-Q for the period ended March 29, 1997 and (ii) all other reports and other documents filed by the Company pursuant to Sections 13(a), 14 and 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above and prior to the date of this Prospectus.


    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement or in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered (including any beneficial owner), upon the written or oral request of any such person, a copy of any or all of the documents referred to above or elsewhere herein which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for such copies should be directed to John W. Nepute, Vice President of Finance and Chief Financial Officer, 91320 Industrial Way, Coburg, Oregon 97408. Telephone requests may be directed to Mr. Nepute at (541) 686-8011.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                              ---------
MONACO COACH CORPORATION--CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................................................................        F-2
  Consolidated Balance Sheets as of December 30, 1995 and December 28, 1996.................................        F-3
  Consolidated Statements of Income for the Fiscal Years Ended December 31, 1994, December 30, 1995 and
    December 28, 1996.......................................................................................        F-4
  Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 31, 1994, December 30,
    1995 and December 28, 1996..............................................................................        F-5
  Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 1994, December 30, 1995 and
    December 28, 1996.......................................................................................        F-6
  Notes to Consolidated Financial Statements................................................................        F-8
  Condensed Consolidated Balance Sheets as of December 31, 1996 and March 29, 1997 (Unaudited)..............       F-23
  Condensed Consolidated Statements of Income for the Three Months Ended March 30, 1996 and March 29, 1997
    (Unaudited).............................................................................................       F-24
  Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 30, 1996 and March 29,
    1997 (Unaudited)........................................................................................       F-25
  Notes to Condensed Consolidated Financial Statements (Unaudited)..........................................       F-26

HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION AND CERTAIN HOLIDAY WORLD RETAIL
  OPERATIONS--COMBINED FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................................................................       F-30
  Combined Balance Sheets as of December 31, 1994 and 1995..................................................       F-31
  Combined Statements of Operations and Deficiency in Net Assets for the Years Ended December 31, 1993, 1994
    and 1995................................................................................................       F-32
  Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995....................       F-33
  Notes to Combined Financial Statements....................................................................       F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Monaco Coach Corporation:

We have audited the accompanying consolidated balance sheets of Monaco Coach Corporation and its subsidiaries (the "Company") as of December 30, 1995 and December 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monaco Coach Corporation and its subsidiaries as of December 30, 1995 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.


                                          /S/ COOPERS & LYBRAND L.L.P.


Eugene, Oregon
January 31, 1997

                            MONACO COACH CORPORATION
                          CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                       DECEMBER 30,  DECEMBER 28,
                                                                                           1995          1996
                                                                                       ------------  ------------
                                                     ASSETS
Current assets:
  Trade receivables, net of $31 and $140, respectively...............................   $    7,071    $   14,891
  Inventories........................................................................       19,591        46,930
  Prepaid expenses...................................................................          447         1,343
  Deferred income taxes..............................................................          575         8,278
  Notes receivable...................................................................           --         1,064
  Assets held for sale...............................................................           --         1,383
                                                                                       ------------  ------------
    Total current assets.............................................................       27,684        73,889

Notes receivable.....................................................................           --           636
Debt issuance costs, net of accumulated amortization of $343.........................           --         1,760
Property and equipment, net..........................................................       21,587        38,309
Goodwill, net of accumulated amortization of $1,466 and $2,084, respectively.........       19,231        20,774
                                                                                       ------------  ------------
    Total assets.....................................................................   $   68,502    $  135,368
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                                   LIABILITIES
Current liabilities:
  Book overdraft.....................................................................   $      516    $    2,455
  Short-term borrowings:
    Bank line of credit..............................................................        9,845         3,789
    Flooring agreements..............................................................           --         6,202
  Current portion of long-term note payable..........................................        2,000         2,000
  Accounts payable...................................................................        8,459        24,218
  Income taxes payable...............................................................          221         7,362
  Accrued expenses and other liabilities.............................................        2,848        23,361
                                                                                       ------------  ------------
    Total current liabilities........................................................       23,889        69,387

Note payable, less current portion...................................................        5,000        16,500
Deferred income tax liabilities......................................................        1,483         2,787
Deferred income......................................................................          200           200
                                                                                       ------------  ------------
    Total liabilities................................................................       30,572        88,874
                                                                                       ------------  ------------
Redeemable Series A Convertible Preferred Stock, $.01 par value; redemption value of
  $3,005; 100,000 shares authorized; 65,217 shares issued and outstanding (Note 9)...           --         2,687
                                                                                       ------------  ------------
Commitments and contingencies (Notes 12 and 17)......................................           --            --

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,900,000 shares authorized; no shares issued and outstanding........................................................................
Common stock, $.01 par value, 20,000,000 shares authorized; 4,410,889 and 4,430,467
  shares issued and outstanding, respectively........................................           44            44
Additional paid-in capital...........................................................       25,303        25,430
Retained earnings....................................................................       12,583        18,333
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................       37,930        43,807
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................   $   68,502    $  135,368
                                                                                       ------------  ------------
                                                                                       ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                            MONACO COACH CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                1994        1995        1996
                                                                             ----------  ----------  ----------
Net sales..................................................................  $  107,300  $  141,611  $  365,638
Cost of sales..............................................................      89,894     124,592     317,909
                                                                             ----------  ----------  ----------
    Gross profit...........................................................      17,406      17,019      47,729

Selling, general and administrative expenses...............................       7,184       8,075      33,299
Management fees to stockholders............................................          72          72          72
Amortization of goodwill...................................................         517         517         617
                                                                             ----------  ----------  ----------
    Operating income.......................................................       9,633       8,355      13,741

Other expense (income), net................................................        (153)         40        (244)
Interest expense...........................................................          69         298       3,914
                                                                             ----------  ----------  ----------
    Income before income taxes.............................................       9,717       8,017      10,071
Provision for income taxes.................................................       3,776       3,119       4,162
                                                                             ----------  ----------  ----------
    Net income.............................................................       5,941       4,898       5,909

Preferred stock dividends..................................................          --          --         (75)
Accretion of redeemable preferred stock....................................          --          --         (84)
                                                                             ----------  ----------  ----------
    Net income attributable to common stock................................  $    5,941  $    4,898  $    5,750
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Earnings per common share:
    Primary................................................................  $     1.33  $     1.09  $     1.28
    Fully diluted..........................................................  $     1.33  $     1.09  $     1.26
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average common shares outstanding:
    Primary................................................................   4,469,734   4,473,383   4,474,791
    Fully diluted..........................................................   4,473,098   4,475,229   4,678,111

  The accompanying notes are an integral part of these consolidated financial statements.

                            MONACO COACH CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                COMMON STOCK        ADDITIONAL
                                                           -----------------------    PAID-IN    RETAINED
                                                             SHARES      AMOUNT       CAPITAL    EARNINGS     TOTAL
                                                           ----------  -----------  -----------  ---------  ---------
Balances, January 1, 1994................................   4,394,548   $      44    $  25,163   $   1,744  $  26,951
Issuance of common stock.................................       6,549           0           34          --         34
Tax benefit of stock options exercised...................          --          --           19          --         19
Net income...............................................          --          --           --       5,941      5,941
                                                           ----------         ---   -----------  ---------  ---------
Balances, December 31, 1994..............................   4,401,097          44       25,216       7,685     32,945
Issuance of common stock.................................       9,792           0           58          --         58
Tax benefit of stock options exercised...................          --          --           29          --         29
Net income...............................................          --          --           --       4,898      4,898
                                                           ----------         ---   -----------  ---------  ---------
Balances, December 30, 1995..............................   4,410,889          44       25,303      12,583     37,930
Issuance of common stock.................................      19,578           0           89          --         89
Tax benefit of stock options exercised...................          --          --           38          --         38
Preferred stock accretion................................          --          --           --         (84)       (84)
Preferred stock dividends................................          --          --           --         (75)       (75)
Net income...............................................          --          --           --       5,909      5,909
                                                           ----------         ---   -----------  ---------  ---------
Balances, December 28, 1996..............................   4,430,467   $      44    $  25,430   $  18,333  $  43,807
                                                           ----------         ---   -----------  ---------  ---------
                                                           ----------         ---   -----------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                            MONACO COACH CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------
INCREASE (DECREASE) IN CASH:
Cash flows of operating activities:
  Net income.....................................................................  $   5,941  $   4,898  $   5,909
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation and amortization................................................        812      1,077      3,005
    Loss on disposal of equipment................................................          2         60         79
    Deferred income taxes........................................................        269        273     (6,399)
    Change in assets and liabilities, net of effects of business combination:
      Trade receivables..........................................................       (431)    (3,440)     1,266
      Inventories................................................................     (3,549)    (4,180)     9,702
      Prepared expenses..........................................................        (96)       (15)      (810)
      Accounts payable...........................................................      1,911        745       (457)
      Accrued expenses and other current liabilities.............................      1,070       (218)     7,246
      Income taxes payable.......................................................       (169)       140      7,141
      Deferred income............................................................         --        200         --
                                                                                   ---------  ---------  ---------
        Net cash provided by (used in) operating activities......................      5,760       (460)    26,682
                                                                                   ---------  ---------  ---------
Cash flows of investing activities:
  Additions to property and equipment............................................     (4,399)   (13,864)    (7,327)
  Payment for business acquisition (Note 1)......................................         --         --    (24,645)
  Proceeds from sale of retail stores, collections on notes receivable, net of
    closing costs................................................................         --         --     11,749
  Other..........................................................................       (188)        --         40
                                                                                   ---------  ---------  ---------
        Net cash used in investing activities....................................     (4,587)   (13,864)   (20,183)
                                                                                   ---------  ---------  ---------
Cash flows of financing activities:
  Book overdraft.................................................................         --        516      1,939
  Borrowings (payments) on line of credit, net...................................     (1,095)     6,487     (6,056)
  Payments on subordinated note..................................................         --               (12,000)
  Borrowings on long-term notes payable..........................................         --      7,000     20,000
  Debt issuance costs............................................................         --         --     (2,060)
  Payments on long-term notes payable............................................       (163)        --     (8,500)
  Other..........................................................................         53         87        178
                                                                                   ---------  ---------  ---------
        Net cash provided by (used in) financing activities......................     (1,205)    14,090     (6,499)
                                                                                   ---------  ---------  ---------
Net decrease in cash.............................................................        (32)      (234)         0
Cash at beginning of period......................................................        266        234          0
                                                                                   ---------  ---------  ---------
Cash at end of period............................................................  $     234  $       0  $       0
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                                   Continued

                            MONACO COACH CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                        1994       1995       1996
                                                                                      ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
  Interest, net of amount capitalized of $69 in 1994, $625 in 1995 and $244 in
    1996............................................................................  $      61  $     273  $   3,679
  Income taxes......................................................................      3,670      2,731      3,382

Business acquisition:
  Fair value of assets acquired.....................................................                        $  92,143
    Less liabilities assumed........................................................                           52,899
    Less issuance of subordinated debt..............................................                           12,000
    Less issuance of preferred stock................................................                            2,599
                                                                                                            ---------
      Net cash paid at the acquisition..............................................                        $  24,645
                                                                                                            ---------
                                                                                                            ---------
Sale of retail stores:
  Notes receivable obtained from the sale of retail stores..........................                        $   2,730

  The accompanying notes are an integral part of these consolidated financial statements.

                            MONACO COACH CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

    Monaco Coach Corporation and its subsidiaries (the "Company") manufacture a line of premium motor coaches, bus conversions and towable recreational vehicles at manufacturing facilities in Oregon and Indiana. These products are sold primarily to independent dealers throughout the United States and Canada.

CONSOLIDATION POLICY

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

FISCAL PERIOD

    The Company follows a 52/53 week fiscal year period ending on the Saturday closest to December 31. Interim periods also end on the Saturday closest to the calendar quarter end.

REVENUE RECOGNITION

    The Company recognizes revenue from the sale of recreational vehicles (i) upon shipment or dealer/ customer pick-up (most of the dealers finance their purchases under flooring arrangements with banks or finance companies; for these sales, the flooring is completed before the vehicles are shipped), or (ii) when the dealer has floor planned the vehicle and the vehicle is available for delivery but has been set aside and held at the request of the dealer, generally for a few days, until pick-up or delivery.

ESTIMATES AND INDUSTRY FACTORS

    ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CONCENTRATION OF CREDIT RISK--The Company distributes its products through an independent dealer network for recreational vehicles. Sales to one customer were approximately 19%, 17% and 7% of net revenues for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively. Sales to a second customer were approximately 28%, 23% and 9% of net revenues for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively. No other individual dealers represented over 10% of net revenues. The loss of a significant dealer or a substantial decrease in sales by such a dealer could have a material adverse effect on the Company's business, results of operations and financial results.

    Concentrations of credit risk exist for accounts receivable and repurchase agreements (see Note 17), primarily for the Company's largest dealers. The Company sells to dealers throughout the United States and there is no geographic concentration of credit risk.

    WARRANTY CLAIMS--Estimated warranty costs are provided for at the time of sale of products with warranties covering the products for up to one year.

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INVENTORIES

    Inventories consist of raw materials, work-in-process and finished recreational vehicles and are stated at the lower of cost (first-in, first-out) or market. Cost of work-in-process and finished recreational vehicles includes material, labor and manufacturing overhead costs. Holiday World retail inventory, including new and used units, is valued at the lower of specific cost or market.

PROPERTY AND EQUIPMENT

    Property and equipment, including significant improvements thereto, are stated at cost less accumulated depreciation and amortization. Cost includes expenditures for major improvements replacements and renewals and the net amount of interest cost associated with significant capital additions during periods of construction. Capitalized interest was $69 in 1994, $625 in 1995, and $48 in 1996. Maintenance and repairs are charged to expense as incurred. Replacements and renewals are capitalized. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

    The cost of plant and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings are generally depreciated over 39 years and equipment is depreciated over 3 to 10 years. Leasehold improvements are amortized under the straight-line method based on the shorter of the lease periods or the estimated useful lives.

GOODWILL AND DEBT ISSUANCE COSTS

    Goodwill represents the excess of the cost of acquisition over the fair value of net assets acquired. The goodwill arising from the acquisition of the assets and operations of the Company's Predecessor in March 1993 is being amortized on a straight-line basis over 40 years and, at December 28, 1996, the unamortized amount was $18,713. The goodwill arising from the acquisition of Holiday Rambler (as hereinafter defined) and Holiday World (as hereinafter defined) is being amortized on a straight-line basis over 20 years; at December 28, 1996, the unamortized amount was $2,061. At each balance sheet date, management assesses whether there has been permanent impairment in the value of goodwill and the amount of such impairment by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of the goodwill. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors.

    Unamortized debt issuance costs of $1,760 at December 28, 1996 arising from the Holiday Acquisition are being amortized over the term of the loan.

INCOME TAXES

    Deferred taxes are recognized based on the difference between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in deferred tax asset/liability balances. A valuation allowance is established for deferred tax assets when it is more likely than not that the deferred tax asset will not be realized.

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
ADVERTISING COSTS

    The Company expenses advertising costs as incurred, except for prepaid show costs which are expensed when the event takes place.

    At December 30, 1995 and December 28, 1996, total advertising reported in prepaid expenses was $185 and $51, respectively. During the fiscal year 1996, approximately $5,483 ($1,136 in 1994 and $1,539 in 1995) of advertising costs were expensed.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred and were $3,205 for 1996. These costs were insignificant in 1995 and 1994.

2. HOLIDAY ACQUISITION:

    On March 4, 1996, the Company acquired certain assets of the Holiday Rambler LLC Recreational Vehicle Manufacturing Division ("Holiday Rambler") and ten retail dealerships ("Holiday World") from an affiliate of Harley-Davidson, Inc. ("Harley-Davidson"). The acquisition was accounted for as a purchase.

    The purchase price for Holiday Rambler and Holiday World was comprised of:

Cash, including transaction costs of $2,131........................  $  24,645
Preferred stock (Note 9)...........................................      2,599
Subordinated debt..................................................     12,000
                                                                     ---------
                                                                     $  39,244
                                                                     ---------
                                                                     ---------

    The purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at March 4, 1996, as follows:

Receivables.......................................................  $   9,536
Inventories.......................................................     61,269
Property and equipment............................................     11,592
Prepaids and other assets.........................................         86
Assets held for sale..............................................      7,499
Goodwill..........................................................      2,161
Notes payable.....................................................    (21,784)
Accounts payable..................................................    (16,851)
Accrued liabilities...............................................    (14,264)
                                                                    ---------
                                                                    $  39,244
                                                                    ---------
                                                                    ---------

    The allocation of the purchase price and the related goodwill of $2,161 is subject to adjustment upon resolution of preacquisition contingencies. The effects of resolution of preacquisition contingencies occurring: (i) within one year of the acquisition date will be reflected as an adjustment of the allocation of

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

2. HOLIDAY ACQUISITION: (CONTINUED)
the purchase price and of goodwill, and (ii) after one year will be recognized in the determination of net income.

    The ten acquired Holiday World retail store properties were classified as "assets held for sale". Seven of the stores were sold during 1996 at a gain of $1,402, which has been reflected as an adjustment of goodwill. The remaining three stores are still held for sale. The Company's 1996 results of operations and cash flows include Holiday World for the period March 4, 1996 through December 28, 1996, as the operating activities of Holiday World are not clearly distinguishable from other continuing operations. Net sales of the Holiday World retail stores subsequent to the purchase were approximately $25,000.

    The following unaudited pro forma information presents the consolidated results as if the acquisition had occurred at the beginning of the period and giving effect to the adjustments for the related interest on financing the purchase price, goodwill and depreciation. The pro forma information does not necessarily reflect results that would have occurred nor is it necessarily indicative of future operating results.

                                                                           YEAR ENDED
                                                                   --------------------------
                                                                   DECEMBER 30,  DECEMBER 28,
                                                                       1995          1996
                                                                   ------------  ------------
Net sales........................................................   $  441,850    $  419,440
Net income (loss)................................................       (5,376)        4,699
Earnings (loss) per common share.................................   $    (1.15)   $     1.00

3. INVENTORIES:

    Inventories consist of the following:

                                                                   DECEMBER 30,  DECEMBER 28,
                                                                       1995          1996
                                                                   ------------  ------------
Raw materials....................................................   $    8,069    $   16,844
Work-in-process..................................................       10,136        17,592
Finished units...................................................        1,386         3,998
Holiday World retail inventory...................................           --         8,496
                                                                   ------------  ------------
                                                                    $   19,591    $   46,930
                                                                   ------------  ------------
                                                                   ------------  ------------

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

4. PROPERTY AND EQUIPMENT:

    Property and equipment consist of the following:

                                                                   DECEMBER 30,  DECEMBER 28,
                                                                       1995          1996
                                                                   ------------  ------------
Land.............................................................   $    1,708    $    5,440
Buildings........................................................       16,783        23,358
Equipment........................................................        2,416         4,085
Furniture and fixtures...........................................        1,069         1,958
Vehicles.........................................................          106           748
Leasehold improvements...........................................          263           312
Construction in progress.........................................          276         5,542
                                                                   ------------  ------------
                                                                        22,621        41,443
Less accumulated depreciation and amortization...................        1,034         3,134
                                                                   ------------  ------------
                                                                    $   21,587    $   38,309
                                                                   ------------  ------------
                                                                   ------------  ------------

5. NOTES RECEIVABLE:

    The Company acquired notes receivable from the sale of certain Holiday World retail stores. The notes provide for the periodic collection of principal, with interest ranging from 8% to 10% and mature though September 2001. The outstanding balance at December 28, 1996 was $1,700, with $1,064 expected to be collected in 1997.

6. ACCRUED EXPENSES AND OTHER LIABILITIES:

                                                                   DECEMBER 30,   DECEMBER 28,
                                                                       1995           1996
                                                                   -------------  ------------
Payroll, vacation and related accruals...........................    $   1,100     $    5,132
Payroll and property taxes.......................................          326          1,424
Provision for warranty claims....................................        1,037          8,791
Provision for product liability claims...........................          100          4,507
Promotional and advertising......................................            9            818
Other............................................................          276          2,689
                                                                        ------    ------------
                                                                     $   2,848     $   23,361
                                                                        ------    ------------
                                                                        ------    ------------

7. SHORT-TERM BORROWINGS:

    In connection with the acquisition of Holiday Rambler and Holiday World, on March 5, 1996, the Company replaced its bank line of credit with new credit facilities consisting, in part, of a revolving line of credit of up to $45,000, with interest payable monthly at varying rates based on the Company's interest coverage ratio and interest payable monthly on the unused available portion of the line at 0.5%. There were outstanding borrowings of $3,789 at December 28, 1996, with an effective interest rate of 9.5%. The weighted average interest rate on the outstanding borrowings under the revolving line of credit at December 28, 1996 was 10.8% (8.4% at December 30, 1995). The revolving line of credit expires on

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

7. SHORT-TERM BORROWINGS: (CONTINUED)
March 1, 2001 and would be collateralized by all the assets of the Company in the event the Company is in default under the loan agreement. The agreement contains restrictive covenants as to EBITDA (earnings before interest, taxes, depreciation and amortization), interest coverage ratio, leverage ratio and capital expenditures.

    Holiday World retail stores have various flooring agreements outstanding to finance retail inventory at the dealerships which amounted to $6,202 at December 28, 1996, with interest at the prime rate plus 1% (prime rate at December 28, 1996 was 8.25%). The loans are collateralized by the assets of a subsidiary.

8. LONG-TERM BORROWINGS:

    The Company obtained a term loan of $20,000 primarily to finance the acquisition of Holiday Rambler and Holiday World on March 5, 1996, with interest payable monthly at various rates based on the Company's interest coverage ratio, expiring on March 1, 2001. The term loan requires quarterly principal payments and certain mandatory payments. At December 28, 1996, there were outstanding borrowings of $18,500, with $500 at an effective interest rate of 9.75% and $18,000 at 8.59% under a LIBOR arrangement. The term loan would be collateralized by all the assets of the Company in the event the Company is in default under the loan agreement. The agreement contains restrictive covenants as to EBITDA, interest coverage ratio, leverage ratio and capital expenditures.

    The principal on the long-term debt is payable as follows:

1997...............................................................  $   2,000
1998...............................................................      3,750
1999...............................................................      5,000
2000...............................................................      5,500
2001...............................................................      2,250
                                                                     ---------
                                                                     $  18,500
                                                                     ---------
                                                                     ---------

9. PREFERRED STOCK:

    The Company has authorized "blank check" preferred stock (2,000,000 shares authorized, $.01 par value) ("Preferred Stock"), which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. There were no shares of Preferred Stock outstanding as of December 28, 1996, except as described below.


    The Company has designated 100,000 shares of its Preferred Stock as redeemable Series A Convertible Preferred Stock ("Series A") at $.01 par value. The Company issued 65,217 shares of Series A in connection with the acquisition of Holiday Rambler and Holiday World. Shares of Series A may be redeemed by its holders at established dates at the stated value of $46 per share plus any accrued but unpaid dividends. Dividends are cumulative and accrue annually at a rate of $1.38 per share through February 28, 1997, at which time the dividend rate may vary based on the average closing market price of

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

9. PREFERRED STOCK: (CONTINUED)
the Company's Common Stock for the thirty days prior to March 1, June 1, September 1 and December 1. The rate for such period will be: (i) if such average is less than $10 per share, $2.30 per share per annum, or (ii) if such average is more than or equal to $10 per share, $1.38 per share per annum. The holders of Series A have preference over holders of Common Stock as to payment of dividends or in the event of liquidation. Each share of Series A is convertible into approximately 3.54 shares of Common Stock.

    The excess of redemption value over the carrying value of Series A is being accreted by periodic charges to retained earnings. For the year ended December 28, 1996, the accretion charge was $84.

    The accrual of Series A dividends was $75 ($70 was paid in 1996) for the year ended December 28, 1996, the unpaid portion of which was included in the carrying amount of preferred stock.

    The holders of Series A may require the Company to redeem the holder's outstanding shares at the stated value as follows:

March 4, 1998.......................................................  $   1,000
March 4, 1999.......................................................      1,500
March 4, 2000.......................................................        500
                                                                      ---------
                                                                      $   3,000
                                                                      ---------
                                                                      ---------

    In addition, the holders of Series A may accelerate their redemption rights upon the occurrence of certain events, such as a secondary offering of the Company's Common Stock or dispositions of substantially all of the Company's assets. The redemption value is 100% of issue price plus any accumulated dividends.

10. INCOME TAXES:

    The provision for income taxes for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 is as follows:

                                                    DECEMBER 31,   DECEMBER 30,   DECEMBER 28,
                                                        1994           1995           1996
                                                    -------------  -------------  -------------
Current:
  Federal.........................................    $   2,774      $   2,382      $   8,563
  State...........................................          733            464          1,998
                                                         ------         ------         ------
                                                          3,507          2,846         10,561
Deferred:
  Federal.........................................          219            211         (5,245)
  State...........................................           50             62         (1,154)
                                                         ------         ------         ------
    Provision for income taxes....................    $   3,776      $   3,119      $   4,162
                                                         ------         ------         ------
                                                         ------         ------         ------

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

10. INCOME TAXES: (CONTINUED)
    The reconciliation of the provision of income taxes at the U.S. federal statutory rate to the Company's effective income tax rate is as follows:

                                                    DECEMBER 31,   DECEMBER 30,   DECEMBER 28,
                                                        1994           1995           1996
                                                    -------------  -------------  -------------
Expected U.S. federal income taxes at statutory
  rates...........................................    $   3,304      $   2,726      $   3,525
State and local income taxes, net of federal
  benefit.........................................          484            366            541
Other.............................................          (12)            27             96
                                                         ------         ------         ------
                                                      $   3,776      $   3,119      $   4,162
                                                         ------         ------         ------
                                                         ------         ------         ------

    The components of the current net deferred tax asset and long-term net deferred tax liability are:

                                                                   DECEMBER 30,   DECEMBER 28,
                                                                       1995           1996
                                                                   -------------  -------------
Current deferred income tax assets:
  Warranty liability.............................................    $     404      $   3,519
  Product liability..............................................           40          1,802
  Other accruals.................................................           56          1,454
  Contingent dealer rebates......................................          108            841
  Payroll and related............................................           85            781
  Prepared expenses..............................................         (118)          (119)
                                                                        ------         ------
                                                                     $     575      $   8,278
                                                                        ------         ------
                                                                        ------         ------
Long-term deferred income tax liabilities:
  Depreciation...................................................    $     206      $     189
  Amortization...................................................        1,277          2,598
                                                                        ------         ------
                                                                     $   1,483      $   2,787
                                                                        ------         ------
                                                                        ------         ------

    Management believes that the temporary differences which gave rise to the deferred income tax assets will be reversed in the foreseeable future and that the benefit thereof will be realized as a reduction in the provision for current income taxes.

11. EARNINGS PER SHARE:

    Earnings per common share is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and the Series A Convertible Preferred

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

11. EARNINGS PER SHARE: (CONTINUED)
Stock. The weighted average number of common shares used in the computation of earnings per common share for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 are as follows:

                                                    DECEMBER 31,  DECEMBER 30,  DECEMBER 28,
                                                        1994          1995          1996
                                                    ------------  ------------  ------------
Primary:
  Issued and outstanding shares (weighted
    average)......................................    4,397,282     4,407,327     4,422,187
  Stock options...................................       72,452        66,056        52,604
                                                    ------------  ------------  ------------
    Weighted average number of shares.............    4,469,734     4,473,383     4,474,791
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------
Fully Diluted:
  Issued and outstanding shares (weighted
    average)......................................    4,397,282     4,407,327     4,422,187
  Stock options...................................       75,816        67,902        66,419
  Convertible preferred stock.....................           --            --       189,505
                                                    ------------  ------------  ------------
    Weighted average number of shares.............    4,473,098     4,475,229     4,678,111
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

12. LEASES:

    The Company leases equipment under operating leases that expire May 1997 and September 1998, respectively.

    The Company leases administrative and production facilities under operating leases that expire 2001 and has the option to renew the leases annually for the two subsequent years. Lease terms, upon renewal, will be adjusted for changes in the Consumer Price Index since the date of occupancy. Total rental expense for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 related to operating leases amounted to approximately $327, $375 and $570, respectively.

    Approximate future minimum rental commitments under these leases at December 28, 1996 are summarized as follows:

1997.................................................................  $     268
1998.................................................................        133
1999.................................................................        125
2000.................................................................         25
2001.................................................................          4

13. BONUS PLAN:

    The Company has a discretionary bonus plan for certain key employees. Bonus expense included in selling, general and administrative expenses for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 was $1,765, $1,140 and $2,938, respectively.

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

14. STOCK PURCHASE PLANS:

    The Company has an Employee Stock Purchase Plan (the "Purchase Plan")--1993, a Nonemployee Director Stock Option Plan (the "Director Plan")--1993, and an Incentive Stock Option Plan (the "Option Plan")--1993:

STOCK PURCHASE PLAN

    The Company's 1993 Employee Stock Purchase Plan (the "Purchase Plan") qualifies under Section 423 of the Internal Revenue Code. The Company has reserved 135,000 shares of Common Stock for issuance under the Purchase Plan. During the years ended December 30, 1995 and December 28, 1996, 2,857 shares and 5,450 shares, respectively, were purchased under the Purchase Plan. The weighted-average fair value of those purchase rights granted in 1995 and 1996 was $15.09 and $10.66, respectively. Under the Purchase Plan, an eligible employee may purchase shares of Common Stock from the Company through payroll deductions of up to 10% of base compensation, at a price per share equal to 85% of the lesser of the fair market value of the Company's Common Stock as of the first day or the last day of each six-month offering period under the Purchase Plan.

    The Purchase Plan is administered by a committee appointed by the Board. Any employee who is customarily employed for at least 20 hours per week and more than five months in a calendar year by the Company, or by any majority-owned subsidiary designated from time to time by the Board, and who does not own 5% or more of the total combined voting power or value of all classes of the Company's outstanding capital stock, is eligible to participate in the Purchase Plan.

DIRECTORS' OPTION PLAN

    The Board of Directors and the stockholders have authorized a total of 40,000 shares of Common Stock for issuance pursuant to the Company's 1993 Director's Option Plan (the "Director Plan"), which is currently administered by the Board. Under the Director Plan, each non-employee director of the Company, other than directors affiliated with Liberty Partners, L.P. or Monaco Capital Partners, is entitled to participate. Each eligible director will receive a nonstatutory option to purchase 8,000 shares of the Company's Common Stock. In connection with the effective date of the initial public offering, the Company granted options to purchase 8,000 shares of Common Stock to a director. In addition, as of September 30, 1994, each eligible director was granted an additional nonstatutory option to purchase 1,600 shares of Common Stock on September 30 of each year if, on such date, they have served on the Board of Directors for at least six months. Unless terminated sooner, the Director Plan will terminate in 2003. The exercise price of each option granted under the Director Plan is equal to the fair market value of a share of the Company's Common Stock on the date of grant. The initial option granted to each eligible director has a ten-year term and vests ratably over five years. Subsequent options granted under the Plan vest at the end of five years. As of December 28, 1996, no options have been exercised and options to purchase 12,800 shares of Common Stock were outstanding.

OPTION PLAN

    The Company's 1993 Incentive Stock Option Plan (the "Option Plan") provides for the grant to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant to employees and consultants of the Company of nonstatutory stock options. A total of 525,000 shares of Common Stock have been reserved for issuance

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

14. STOCK PURCHASE PLANS: (CONTINUED)
under the Option Plan. As of December 28, 1996, options to purchase 186,196 shares of Common Stock were outstanding. These options vest over five years commencing March 5, 1993, October 29, 1993, April 1, 1994, November 2, 1994, April 1, 1995 and April 1, 1996, respectively. Options to purchase 6,935 and 14,128 shares of Common Stock at $3.35 per share were exercised during the years ended December 30, 1995 and December 28, 1996, respectively.

    The exercise price of all incentive stock options granted under the Option Plan must be at least equal to the fair market value of a share of the Company's Common Stock on the date of grant. With respect to any participant possessing more than 10% of the voting power of the Company outstanding capital stock, the exercise price of any option granted must equal at least 110% of the fair market value on the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Option Plan may not exceed ten years.

    Transactions involving the Director Plan and the Option Plan are summarized as follows:

                                                                                1995                    1996
                                                                       ----------------------  ----------------------
                                                                                   WEIGHTED-               WEIGHTED-
                                                                                    AVERAGE                 AVERAGE
                                                                                   EXERCISE                EXERCISE
                                                                        SHARES       PRICE      SHARES       PRICE
                                                                       ---------  -----------  ---------  -----------
Outstanding at beginning of year.....................................    141,884   $    7.36     179,249   $    9.68
  Granted............................................................     46,600       16.06      56,000       13.97
  Exercised..........................................................     (6,935)       3.35     (14,128)       3.35
  Forfeited..........................................................     (2,300)      14.92     (22,125)      10.26
                                                                       ---------       -----   ---------  -----------
Outstanding at end of year...........................................    179,249   $    9.68     198,996   $   11.27
                                                                       ---------               ---------
                                                                       ---------               ---------

    The following table summarizes information about the stock options outstanding at December 28, 1996:

                                                                      OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                           ------------------------------------------  --------------------------
                                                            NUMBER OF       WEIGHTED-                    NUMBER OF
                                                           OUTSTANDING       AVERAGE       WEIGHTED-    EXERCISABLE    WEIGHTED-
                                                                AT          REMAINING       AVERAGE         AT          AVERAGE
                                                           DECEMBER 28,    CONTRACTUAL     EXERCISE    DECEMBER 28,    EXERCISE
RANGE OF EXERCISE PRICES                                       1996           LIFE           PRICE         1996          PRICE
---------------------------------------------------------  ------------  ---------------  -----------  -------------  -----------
$3.35....................................................       59,546            6.3      $    3.35        19,570     $    3.35
$11.50-12.75.............................................        4,800            8.4          12.29           800         11.50
$13.00-15.00.............................................       84,550            8.3          13.96        10,950         13.75
$15.26-17.60.............................................       50,100            6.7          16.03         4,900         16.11
                                                           ------------                                     ------
                                                               198,996                                      36,220
                                                           ------------                                     ------
                                                           ------------                                     ------

    The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and thus no compensation cost has been recognized for the Director Plan, the Option Plan or the Purchase Plan. Had compensation cost for the three stock-based compensation plans been determined based on the fair value of options at the date of grant consistent with the provisions of SFAS

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

14. STOCK PURCHASE PLANS: (CONTINUED)
No. 123, the Company's pro forma net income and pro forma earnings per share would have been as follows:

                                                                               1995       1996
                                                                             ---------  ---------
Net income--as reported....................................................  $   4,898  $   5,909
Net income--pro forma......................................................      4,741      5,624
Earnings per share--as reported............................................  $    1.09  $    1.26
Earnings per share--pro forma..............................................       1.07       1.20

    The pro forma effect on net income for 1995 and 1996 is not representative of the pro forma effect in future years because compensation expense related to grants made in prior years is not considered. For purposes of the above pro forma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                              1995         1996
                                                                           -----------  -----------
Risk-free interest rate..................................................       7.20%        6.33%
Expected life (in years).................................................       7.50         7.50
Expected volatility......................................................      60.60%       60.60%
Expected dividend yield..................................................       0.00%        0.00%

15. 401(K) DEFINED CONTRIBUTION PLAN:

    The Company sponsors a 401(k) defined contribution plan covering substantially all full-time employees. The plan has a one-quarter match of participants' contributions up to 4% of compensation. ln addition, contributions may be made at the discretion of the Company's Board of Directors and are allocated ratably based on each participant's compensation to total compensation. Participants may make salary deferral contributions up to the lesser of 15% of their regular monthly compensation or the statutory limit. Company contributions to the plan totaled $370 in 1996 ($49 in 1995 and $40 in 1994).

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The fair value of the Company's financial instruments are presented below. The estimates require subjective judgments and are approximate. Changes in methodologies and assumptions could significantly affect estimates.

    LONG-TERM RECEIVABLES--The estimated fair value approximates the carrying value of $1,700 at December 28, 1996.

    LONG-TERM BORROWINGS--The estimated fair values of long-term borrowings were determined by discounting estimated future cash flows using the Company's incremental borrowing rate. Based on this calculation, the estimated fair value approximates the carrying value of $7,000 and $18,500 at December 30, 1995 and December 28, 1996, respectively.

    SHORT-TERM BORROWINGS--The carrying amount outstanding against the revolving line of credit is $9,845 and $3,789 at December 30, 1995 and December 28, 1996, respectively, which approximates the estimated

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS: (CONTINUED) fair value. The carrying amount on the various outstanding loans of $6,202 at December 28, 1996 also approximates market.

17. COMMITMENTS AND CONTINGENCIES:

REPURCHASE AGREEMENTS

    Substantially all of the Company's sales to independent dealers are made on terms requiring cash on delivery. The Company does not finance dealer purchases. However, most purchases are financed on a "floor plan" basis by a bank or finance company which lends the dealer all or substantially all of the wholesale purchase price and retains a security interest in the vehicles. Upon request of a lending institution financing a dealer's purchases of the Company's product, the Company will execute a repurchase agreement. These agreements provide that, for up to 18 months after a unit is shipped, the Company will repurchase a dealer's inventory in the event of a default by a dealer to its lender.

    The Company's liability under repurchase agreements is limited to the unpaid balance owed to the lending institution by reason of its extending credit to the dealer to purchase its vehicles, reduced by the resale value of vehicles which may be repurchased. The risk of loss is spread over numerous dealers and financial institutions.

    The Company does not anticipate any significant losses will be incurred under these agreements. No such charge was recorded during the years ended December 31, 1994, December 30, 1995 and December 28, 1996. The approximate amount subject to contingent repurchase obligations arising from these agreements at December 28, 1996 is $105,660. If the Company were obligated to repurchase a significant number of recreational vehicles in the future, losses and reduction in new recreational vehicle sales could result.

OBLIGATION TO PURCHASE CONSIGNED INVENTORIES

    The Company obtains vehicle chassis for certain of its recreational and specialized vehicle products directly from automobile manufacturers under converter pool agreements. The agreements generally provide that the manufacturer will provide a supply of chassis at the Company's various production facilities under the terms and conditions as set forth in the agreement. Chassis are accounted for as consigned inventory until either assigned to a unit in the production process or 90 days have passed. At the earlier of these dates, the Company is obligated to purchase the chassis and it is recorded as inventory. At December 28, 1996, chassis inventory, accounted for as consigned inventory, approximated $3,000. No such obligation existed at December 30, 1995.

WARRANTY AND PRODUCT LIABILITY

    The Company is subject to regulations that may require the Company to recall products with design or safety defects, and such recall could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company has from time to time been subject to product liability claims. To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The terms of the policy contain a self-insured retention amount per occurrence and an annual aggregate

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

17. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
"stop loss" amount. In addition, the Company has obtained excess umbrella policies. There can be no assurance that the Company will be able to obtain insurance coverage in the future at acceptable levels or that the cost of insurance will be reasonable. Furthermore, successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, results of operations and financial condition.

LITIGATION

    The Company is involved in various legal proceedings which are incidental to the industry and for which certain matters are covered in whole or in part by insurance or, otherwise, the Company has recorded accruals for estimated settlements. Management believes that any liability which may result from these proceedings will not have a material adverse effect on the Company's consolidated financial statements.

OTHER COMMITMENTS

    In 1996, the Company began construction of a new manufacturing facility in Indiana. The new facility is expected to be completed in 1997 at a total estimated cost of $15,000. At December 28, 1996, the Company had incurred approximately $5,000 in expenditures related to construction in progress on the facility.

                            MONACO COACH CORPORATION

           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

18. QUARTERLY RESULTS (UNAUDITED):

                                                                        1ST        2ND         3RD         4TH
                                                                      QUARTER    QUARTER     QUARTER     QUARTER
                                                                     ---------  ----------  ----------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 30, 1995:
Net sales..........................................................  $  38,015  $   35,082  $   36,726  $  31,788
Gross profit.......................................................      5,342       4,650       3,255      3,772
Operating income before management fees and amortization...........      2,873       2,779       1,416      1,877
Operating income...................................................      2,726       2,632       1,269      1,728
Net income.........................................................      1,662       1,606         705        925
                                                                     ---------  ----------  ----------  ---------
Earnings per common share..........................................  $    0.37  $     0.36  $     0.16  $    0.20
                                                                     ---------  ----------  ----------  ---------

                                                                        1ST        2ND         3RD         4TH
                                                                      QUARTER    QUARTER     QUARTER     QUARTER
                                                                     ---------  ----------  ----------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 28, 1996(A):
Net sales..........................................................  $  61,964  $  106,729  $  102,065  $  94,880
Gross profit.......................................................      6,727      12,408      14,944     13,650
Operating income before management fees and amortization...........      2,077       3,131       4,307      4,915
Operating income...................................................      1,930       2,934       4,109      4,768
Net income.........................................................        634         891       1,957      2,427
Net income attributable to common stock............................        634         828       1,894      2,394
                                                                     ---------  ----------  ----------  ---------
Earnings per common share:
  Primary..........................................................  $    0.14  $     0.19  $     0.42  $    0.53
  Fully diluted....................................................  $    0.14  $     0.19  $     0.42  $    0.51
                                                                     ---------  ----------  ----------  ---------

------------------------

(a) Includes results of operations of Holiday Rambler and Holiday World after March 4, 1996.

                            MONACO COACH CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                        DECEMBER 28,
                                                                                            1996
                                                                                        ------------   MARCH 29,
                                                                                                         1997
                                                                                                      -----------
                                                                                                      (UNAUDITED)
                                                     ASSETS
Current assets:
  Trade receivables...................................................................   $   14,891    $  27,642
  Inventories.........................................................................       46,930       45,249
  Prepaid expenses....................................................................        1,343          532
  Deferred tax assets.................................................................        8,278        8,278
  Notes receivable....................................................................        1,064          177
  Assets held for sale................................................................        1,383          908
                                                                                        ------------  -----------
    Total current assets..............................................................       73,889       82,786
Notes receivable......................................................................          636        2,093
Debt issuance costs, net of accumulated amortization of $343 and $446, respectively...        1,760        1,666
Property, plant and equipment, net....................................................       38,309       41,589
Goodwill, net of accumulated amortization of $2,084 and $2,243, respectively..........       20,774       21,014
Other.................................................................................           --           41
                                                                                        ------------  -----------
    Total assets......................................................................   $  135,368    $ 149,189
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                                   LIABILITIES
Current liabilities:
  Book overdraft......................................................................   $    2,455    $   6,150
  Short-term borrowings...............................................................        9,991       15,454
  Current portion of long-term note payable...........................................        2,000        2,250
  Accounts payable....................................................................       24,218       28,322
  Accrued expenses and other liabilities..............................................       23,361       25,318
  Income taxes payable................................................................        7,362        3,486
                                                                                        ------------  -----------
    Total current liabilities.........................................................       69,387       80,980
Deferred income.......................................................................          200          200
Note payable, less current portion....................................................       16,500       15,875
Deferred tax liability................................................................        2,787        2,871
                                                                                        ------------  -----------
                                                                                             88,874       99,926
                                                                                        ------------  -----------
Redeemable convertible preferred stock, redemption value of $3,005....................        2,687        2,735
                                                                                        ------------  -----------
Commitments and contingencies (Note 9)

STOCKHOLDERS' EQUITY
Common stock, $.01 par value; 20,000,000 shares authorized, 4,438,217 shares
  (4,430,467 shares at December 28, 1996) issued and outstanding......................           44           44
Additional paid-in capital............................................................       25,430       25,504
Retained earnings.....................................................................       18,333       20,980
                                                                                        ------------  -----------
    Total stockholders' equity........................................................       43,807       46,528
                                                                                        ------------  -----------
    Total liabilities and stockholders' equity........................................   $  135,368    $ 149,189
                                                                                        ------------  -----------
                                                                                        ------------  -----------


                            See accompanying notes.

                            MONACO COACH CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                            THREE MONTHS ENDED
                                                                                        --------------------------
                                                                                         MARCH 30,     MARCH 29,
                                                                                            1996          1997
                                                                                        ------------  ------------
                                                                                               (UNAUDITED)
Net sales.............................................................................  $     61,964  $    109,023
Cost of sales.........................................................................        55,237        93,981
                                                                                        ------------  ------------
  Gross profit........................................................................         6,727        15,042
Selling, general and administrative expenses..........................................         4,650         9,476
Management fees.......................................................................            18            18
Amortization of goodwill..............................................................           129           159
                                                                                        ------------  ------------
  Operating income....................................................................         1,930         5,389
Other (income), net...................................................................            (7)          (39)
Interest expense......................................................................           863           821
                                                                                        ------------  ------------
  Income before income taxes..........................................................         1,074         4,607
Provision for income taxes............................................................           440         1,912
                                                                                        ------------  ------------
  Net income..........................................................................           634         2,695
Preferred stock dividends.............................................................            --           (23)
Accretion of redeemable preferred stock...............................................            --           (25)
                                                                                        ------------  ------------
  Net income attributable to common stock.............................................  $        634  $      2,647
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Earnings per common share:
  Primary.............................................................................  $        .14  $        .59
  Fully Diluted.......................................................................  $        .14  $        .57
Weighted average shares outstanding:
  Primary.............................................................................     4,465,903     4,516,215
  Fully Diluted.......................................................................     4,540,236     4,747,083


                            See accompanying notes.

                            MONACO COACH CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                              THREE MONTHS ENDED
                                                                                            ----------------------
                                                                                            MARCH 30,   MARCH 29,
                                                                                               1996        1997
                                                                                            ----------  ----------
                                                                                                 (UNAUDITED)
Increase (Decrease) in Cash:

Cash flows from operating activities:
  Net income..............................................................................  $      634  $    2,695
  Adjustments to reconcile net income to net cash provided by (used in) by operating activities:
    Depreciation and amortization.........................................................         566         786
    Deferred income taxes.................................................................          84          84
    Changes in working capital accounts, net of effect of business acquisition and sale of retail stores:
      Trade receivables...................................................................      (4,637)    (12,735)
      Inventories.........................................................................       8,592        (611)
      Prepaid expenses....................................................................         (84)        811
      Accounts payable....................................................................       3,880       4,104
      Accrued expenses and other current liabilities......................................       1,129       1,957
      Income taxes payable................................................................         172      (3,876)
                                                                                            ----------  ----------
        Net cash provided by (used in) operating activities...............................      10,336      (6,785)
                                                                                            ----------  ----------
Cash flows from investing activities:
  Additions to property, plant and equipment..............................................        (329)     (3,780)
  Payment for business acquisition (see note 2)...........................................     (25,350)         --
  Proceeds from sale of retail stores, collections on notes receivable, net of closing
    costs.................................................................................          --         206
                                                                                            ----------  ----------
    Net cash used in investing activities.................................................     (25,679)     (3,574)
                                                                                            ----------  ----------
Cash flows from financing activities:
  Book overdraft..........................................................................        (516)      3,695
  Borrowings on lines of credit, net......................................................       5,837       7,483
  Payments on floor financing, net........................................................        (356)       (468)
  Borrowings on long-term notes payable...................................................      20,000          --
  Debt issuance costs.....................................................................      (2,024)         --
  Payments on long-term notes.............................................................      (7,000)       (375)
  Other...................................................................................          37          24
                                                                                            ----------  ----------
    Net cash provided by financing activities.............................................      15,978      10,359
                                                                                            ----------  ----------
Net increase in cash......................................................................         635           0
Cash at beginning of period...............................................................           0           0
                                                                                            ----------  ----------
Cash at end of period.....................................................................  $      635  $        0
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Supplemental disclosure
  Amount of capitalized interest..........................................................          34         146


                            See accompanying notes.

                            MONACO COACH CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


1. BASIS OF PRESENTATION

    The interim financial statements have been prepared by Monaco Coach Corporation (the "Company") without audit. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the financial position of the Company as of December 28, 1996 and March 29, 1997, and the results of operations and cash flows of the Company for the quarters ended March 30, 1996 and March 29, 1997. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, and all significant intercompany accounts and transactions have been eliminated in consolidation. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto appearing in the Company's Annual Report to Stockholders for the year ended December 28, 1996.

2. HOLIDAY ACQUISITION

    On March 4, 1996, the Company acquired certain assets of the Holiday Rambler LLC Recreational Vehicle Manufacturing Division ("Holiday Rambler") and ten retail dealerships ("Holiday World") from an affiliate of Harley-Davidson, Inc. ("Harley-Davidson"). The acquisition (the "Holiday Acquisition") was accounted for as a purchase.

    The purchase price for Holiday Rambler and Holiday World was comprised of:

Cash, including transaction costs of $2,131, net of $836
  received from Harley-Davidson................................   $  24,645
Preferred stock................................................       2,599
Subordinated debt..............................................      12,000
                                                                 -----------
                                                                  $  39,244
                                                                 -----------
                                                                 -----------


    The purchase price was allocated to the net assets acquired based on estimated fair values at March 4, 1996, as follows:


Receivables....................................................   $   9,536
Inventories....................................................      61,269
Property and equipment.........................................      11,592
Prepaids and other assets......................................          86
Assets held for sale...........................................       7,100
Goodwill.......................................................       2,560
Notes payable..................................................     (21,784)
Accounts payable...............................................     (16,851)
Accrued liabilities............................................     (14,264)
                                                                 -----------
                                                                  $  39,244
                                                                 -----------
                                                                 -----------


    The allocation of the purchase price and the related goodwill of $2,161 was subject to adjustment upon resolution of pre-Holiday Acquisition contingencies. The effects of resolution of pre-Holiday Acquisition contingencies occuring: (i) within one year of the acquisition date were reflected as an

                            MONACO COACH CORPORATION

                                  (UNAUDITED)


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


2. HOLIDAY ACQUISITION (CONTINUED)
adjustment of the allocation of the purchase price and of goodwill, and (ii) after one year will be recognized in the determination of net income.


    The ten acquired Holiday World retail store properties were classified as "assets held for sale". Seven of the stores were sold during 1996 at a gain of $1,402, which has been reflected as an adjustment of goodwill. One store was sold during the first quarter of 1997 at a loss of $399, which also has adjusted goodwill. The remaining two stores are held for sale. The Company's results of operations and cash flows include Holiday World since March 4, 1996, as the operating activities of Holiday World are not clearly distinguishable from other continuing operations. Net sales of Holiday World stores subsequent to the purchase and included in the quarters ended March 30, 1996 and March 29, 1997 were $9.6 million and $2.9 million, respectively.


    The following unaudited pro forma information presents the consolidated results as if the Holiday Acquisition had occurred at the beginning of the quarter and giving effect to the adjustments for the related interest on financing the purchase price, goodwill and depreciation. The pro forma information does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future operating results.


                                                                           THREE MONTHS ENDED
                                                                             MARCH 30, 1996
                                                                           -------------------
Net sales................................................................      $   115,766
Net loss.................................................................              733
Loss per common share....................................................             0.16


3. INVENTORIES

    Inventories are stated at lower of cost (first-in, first-out) or market. The composition of inventory is as follows:

                                                                      DECEMBER 28,   MARCH 29,
                                                                          1996         1997
                                                                      ------------  -----------
Raw materials.......................................................   $   16,844    $  15,945
Work-in-process.....................................................       17,592       17,139
Finished units......................................................        3,998        6,449
Holiday World retail inventory......................................        8,496        5,716
                                                                      ------------  -----------
                                                                       $   46,930    $  45,249
                                                                      ------------  -----------
                                                                      ------------  -----------

4. GOODWILL

    Goodwill represents the excess of the cost of acquisition over the fair value of net assets acquired. The goodwill arising from the acquisition of the assets and operations of the Company's Predecessor in March 1993 is being amortized on a straight-line basis over 40 years and, at March 29, 1997, the unamortized amount was $18.6 million. The goodwill arising from the Holiday Acquisition is being amortized on a straight-line basis over 20 years; at March 29, 1997 the unamortized amount was $2.4

                            MONACO COACH CORPORATION

                                  (UNAUDITED)


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


4. GOODWILL (CONTINUED)
million. Management assesses whether there has been permanent impairment in the value of goodwill and the amount of such impairment by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of the goodwill. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors.

5. SHORT-TERM BORROWINGS


    In connection with the Holiday Acquisition, the Company replaced its bank line of credit with new credit facilities consisting, in part, of a revolving line of credit of up to $45,000, with interest payable monthly at varying rates based on the Company's interest coverage ratio and interest payable monthly on the unused available portion of the line at 0.5%. There were outstanding borrowings of approximately $11,272 at March 29, 1997. The revolving line of credit expires March 1, 2001 and is collateralized by all the assets of the Company. The newly acquired Holiday World subsidiary has various loans outstanding to finance retail inventory at the dealerships which amounted to approximately $4,182 at March 29, 1997, which bear interest at various rates based on the prime rate and are collateralized by the assets of the subsidiary.


6. LONG-TERM BORROWINGS


    The Company has a term loan of $18,125 outstanding as of March 29, 1997 which was obtained in connection with the Holiday Acquisition. The term loan bears interest at various rates based on the Company's interest coverage ratio, and expires on March 1, 2001. The term loan requires monthly interest payments, quarterly principal payments and certain mandatory prepayments, and is collateralized by all the assets of the Company.



7. EARNINGS PER SHARE


    Earnings per share is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and convertible preferred stock. Common shares issued and options granted by the Company are considered outstanding for the period presented, using the treasury stock method. The weighted average number of common shares used in the computation of earnings per common share are as follows:


                                                          THREE MONTHS ENDED
                                            ----------------------------------------------
                                                MARCH 30, 1996          MARCH 29, 1997
                                            ----------------------  ----------------------
                                                          FULLY                   FULLY
                                             PRIMARY     DILUTED     PRIMARY     DILUTED
                                            ----------  ----------  ----------  ----------
Issued and outstanding (weighted
  average)................................   4,414,254   4,414,254   4,435,703   4,435,703
Stock options.............................      51,649      60,020      80,512      80,512
Convertible preferred stock...............                  65,962          --     230,868
                                            ----------  ----------  ----------  ----------
                                             4,465,903   4,540,236   4,516,215   4,747,083
                                            ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------

                            MONACO COACH CORPORATION

                                  (UNAUDITED)


           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


8. NEW ACCOUNTING PRONOUNCEMENT

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share", which is required to be adopted for periods ending after December 15, 1997. The following table presents unaudited pro forma earnings per share, calculated in accordance with the provisions of this new standard:


                                                                        THREE MONTHS ENDED
                                                               ------------------------------------
                                                                MARCH 30, 1996     MARCH 29, 1997
                                                               -----------------  -----------------
Basic........................................................      $     .14          $     .60
Diluted......................................................      $     .14          $     .57



9. COMMITMENTS AND CONTINGENCIES


    REPURCHASE AGREEMENTS

    Substantially all of the Company's sales to independent dealers are made on terms requiring cash on delivery. The Company does not finance dealer purchases. However, most dealers are financed on a "floor plan" basis by a bank or finance company which lends the dealer all or substantially all of the wholesale purchase price and retains a security interest in the vehicles. Upon request of a lending institution financing a dealer's purchases of the Company's product, the Company will execute a repurchase agreement. These agreements provide that, for up to 18 months after a unit is shipped, the Company will repurchase a dealer's inventory in the event of default by a dealer to its lender.

    The Company's liability under repurchase agreements is limited to the unpaid balance owed to the lending institution by reason of its extending credit to the dealer to purchase its vehicles. The Company does not anticipate any significant losses will be incurred under these agreements in the foreseeable future.

    LITIGATION

    The Company is involved in legal proceedings arising in the ordinary course of its business, including a variety of product liability and warranty claims typical in the recreational vehicle industry. In addition, in connection with the Holiday Acquisition, the Company assumed most of the liabilities of that business, including product liability and warranty claims. The Company does not believe that the outcome of its pending legal proceedings, in excess of insurance coverage and accruals recorded for estimated settlements, will have a material adverse effect on the business, financial condition or results of operations of the Company.

    OTHER COMMITMENTS

    In 1996, the Company began construction of a new manufacturing facility in Wakarusa, Indiana. The new facility is expected to be completed in 1997 at a total estimated cost of $15 million. At March 29, 1997, the Company had incurred approximately $8.2 million in expenditures related to construction in progress on the facility.


10. SUBSEQUENT EVENT



    On March 19, 1997, the Company filed a registration statement with the United States Securities and Exchange Commission to register for sale to the public 800,000 shares of its Common Stock. The Company intends to use a portion of the net proceeds from the offering to retire the outstanding balance under its revolving line of credit. The balance of the proceeds are expected to be used for working capital and general corporate purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Harley-Davidson, Inc.

    We have audited the accompanying combined balance sheets of Holiday Rambler LLC Recreational Vehicle Manufacturing Division and certain Holiday World Retail Operations (as described in Note 1) as of December 31, 1994 and 1995, and the related combined statements of operations and deficiency in net assets and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of Holiday Rambler LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The Recreational Vehicle Manufacturing Division and Holiday World Retail Operations are part of Holiday Rambler LLC, which is ultimately a wholly owned subsidiary of Harley-Davidson, Inc. As more fully described in Note 8, the Recreational Vehicle Manufacturing Division has significant notes payable to Harley-Davidson, Inc.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Holiday Rambler LLC Recreational Vehicle Manufacturing Division and certain Holiday World Retail Operations at December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
January 20, 1996

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS
                            COMBINED BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1994        1995
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $    2,200  $      675
  Accounts Receivable, net of allowance for doubtful accounts (NOTE 3)....................      18,052      14,665
  Inventories (NOTE 3)....................................................................      64,264      61,893
  Deferred income taxes...................................................................       6,302       4,764
  Prepaid expenses........................................................................         615         535
                                                                                            ----------  ----------
    Total current assets..................................................................      91,433      82,532

Due from affiliates (NOTE 8)..............................................................       7,832      --
Property, plant and equipment, at cost, less accumulated depreciation (NOTE 3)............      32,851      33,430
Other assets..............................................................................       1,729       2,254
                                                                                            ----------  ----------
                                                                                            $  133,845  $  118,216
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                     LIABILITIES AND DEFICIENCY IN NET ASSETS
Current liabilities:
  Notes payable (NOTE 4)..................................................................  $   12,718  $   17,225
  Accounts payable........................................................................      20,541      12,926
  Accrued expenses and other liabilities..................................................      16,026      17,005
                                                                                            ----------  ----------
    Total current liabilities.............................................................      49,285      47,156

Due to Harley-Davidson, Inc. (NOTE 8).....................................................     102,259      93,466
Deferred income taxes.....................................................................      --             666
Due to affiliates (NOTE 8)................................................................      --           4,587

Commitments and contingencies (NOTE 6)....................................................      --          --

Deficiency in net assets (NOTES 1 AND 8)..................................................     (17,699)    (27,659)
                                                                                            ----------  ----------
                                                                                            $  133,845  $  118,216
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS
         COMBINED STATEMENTS OF OPERATIONS AND DEFICIENCY IN NET ASSETS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Net sales....................................................................  $  190,980  $  271,474  $  300,239
Cost of goods sold...........................................................     162,050     230,678     258,796
                                                                               ----------  ----------  ----------
Gross margin.................................................................      28,930      40,796      41,443

Selling and administrative expenses..........................................      40,145      42,757      47,426
Goodwill charges (NOTE 2)....................................................      46,401      --          --
                                                                               ----------  ----------  ----------
Loss from operations.........................................................     (57,616)     (1,961)     (5,983)

Other income.................................................................         598         537         542
Interest expense.............................................................     (13,635)     (9,920)     (9,591)
                                                                               ----------  ----------  ----------
Loss before income tax benefit...............................................     (70,653)    (11,344)    (15,032)

Income tax benefit (NOTE 5)..................................................       8,250       6,093       5,072
                                                                               ----------  ----------  ----------
Net loss.....................................................................     (62,403)     (5,251)     (9,960)

Deficiency in net assets, beginning of year..................................     (14,277)    (76,680)    (17,699)
Capital contribution (NOTE 8)................................................      --          64,232      --
                                                                               ----------  ----------  ----------
Deficiency in net assets, end of year........................................  $  (76,680) $  (17,699) $  (27,659)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                            See accompanying notes.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1993        1994       1995
                                                                                 ----------  ----------  ---------
                                                                                          (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss.......................................................................  $  (62,403) $   (5,251) $  (9,960)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
  Depreciation and amortization................................................       5,375       3,237      2,728
  Deferred income taxes........................................................          90      (6,750)     2,204
  Write-off of goodwill........................................................      46,401      --         --
  Changes in operating assets and liabilities:
    Receivables................................................................       7,799     (10,597)     3,387
    Inventories................................................................      (7,213)    (20,324)     2,371
    Prepaid expenses and other assets..........................................       1,601        (500)      (445)
    Accounts payable and accrued expenses......................................      16,025      11,412     (6,636)
                                                                                 ----------  ----------  ---------
Total adjustments..............................................................      70,078     (23,522)     3,609
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) operating activities............................       7,675     (28,773)    (6,351)

INVESTING ACTIVITIES
Capital expenditures...........................................................        (944)     (1,363)    (3,307)
Other..........................................................................         673      --         --
                                                                                 ----------  ----------  ---------
Net cash used in investing activities..........................................        (271)     (1,363)    (3,307)

FINANCING ACTIVITIES
Net change in notes payable....................................................        (527)         46      4,507
Net change in due to Harley-Davidson, Inc......................................        (280)     20,413     (8,793)
Other..........................................................................          77        (126)    --
Net change in due to/from affiliates...........................................      (9,824)     11,166     12,419
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) financing activities............................     (10,554)     31,499      8,133
                                                                                 ----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents...........................      (3,150)      1,363     (1,525)
Cash and cash equivalents at beginning of year.................................       3,987         837      2,200
                                                                                 ----------  ----------  ---------
Cash and cash equivalents at end of year.......................................  $      837  $    2,200  $     675
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

                            See accompanying notes.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. BASIS OF PRESENTATION

    On January 21, 1996, an asset purchase agreement was entered into between Harley-Davidson, Inc. ("Harley-Davidson"), Holiday Rambler LLC and State Road Properties L.P. (collectively, the "Company") and Monaco Coach Corporation ("Monaco") wherein Monaco agreed to purchase certain assets and liabilities of Holiday Rambler LLC's Recreational Vehicle Manufacturing Division and certain real estate owned by State Road Properties L.P. In addition, Monaco signed a letter of intent to purchase certain assets and liabilities of the retail sales operation of Holiday World Stores, a subsidiary of Holiday Holding Corp. Holiday Rambler LLC and Holiday Holding Corp. are ultimately wholly owned by Harley-Davidson. State Road Properties L.P. is 67% ultimately owned by Harley-Davidson.

    The purpose of the combined financial statements is to present the historical financial position and results of operations of the businesses Monaco intends to purchase. Accordingly, the accompanying combined financial statements include the accounts of the Holiday Rambler LLC Recreational Vehicle Manufacturing Division, certain real estate used in the Holiday Rambler operations which is owned by State Road Properties, L.P. and ten retail sales operations. These retail sales operations are located in Elkhart, Indiana; Everett, Washington; Tacoma, Washington; Houston, Texas (North and South operations); Mesquite, Texas; Camarillo, California; Leesburg, Florida; Albuquerque, New Mexico; and Portland, Oregon.

    Although the Company is owned by nontaxable pass-through entities, because the entities' operations were included in Harley-Davidson's consolidated federal tax return, all tax accounts are presented as if the Company were taxable.

    The combined financial statements are not intended to be complete presentations of the consolidated financial statements of Holiday Rambler LLC.

    All significant interdivisional accounts and transactions are eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    The Holiday Rambler LLC Recreational Vehicle Manufacturing Division produces and distributes recreational motor vehicles, which are sold through dealers, including Holiday World retail operations.

CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments consist primarily of cash and cash equivalents, trade receivables and notes payable, the carrying values of which are considered to approximate their respective fair values.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are valued at the lower of cost or market. All inventories are valued using the last-in, first-out (LIFO) method except for used recreational vehicles and other miscellaneous inventories ($8.1 million in 1994 and $9.9 million in 1995), which are valued using the first-in, first-out (FIFO) method.

DEPRECIATION

    Depreciation of plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets. Accelerated methods are used for income tax purposes.

PRODUCT WARRANTY

    Product warranty costs are charged to operations as revenues are recorded based upon the estimated historical warranty cost per unit sold.

GOODWILL

    During 1993, Holiday Rambler LLC recorded a $46.4 million charge to operations resulting from the write-off of the remaining goodwill associated with the purchase of Holiday Rambler LLC by Harley-Davidson in 1986. Since 1986, the markets in which Holiday Rambler LLC operates have become increasingly competitive, resulting in lower profitability than initially anticipated. Holiday Rambler LLC considered these factors, as well as estimated future operating results, during the fourth quarter of 1993 in concluding that an impairment had occurred. The Company measured the impairment and, based on the results of that measurement, recorded a $46.4 million charge against earnings. In measuring the impairment, Holiday Rambler LLC calculated the discounted value of its estimated cash flows, over the approximate remaining goodwill amortization period, using a targeted cost of capital discount rate.

    Prior to its write-off in 1993, goodwill was being amortized over 25 years using the straight-line method.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ENVIRONMENTAL LIABILITIES

    Environmental loss contingencies are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Environmental loss contingencies are not believed to be material to the financial position of the combined operations at December 31, 1995.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1995

3. ADDITIONAL BALANCE SHEET INFORMATION

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Allowance for doubtful accounts included in accounts receivable.........  $     162  $     212
                                                                          ---------  ---------
                                                                          ---------  ---------
Inventories:
  Components at the lower of FIFO cost, or market:
    Raw materials.......................................................  $  17,074  $  15,699
    Work in process.....................................................     12,461      8,285
    Finished goods......................................................     38,171     42,710
                                                                          ---------  ---------
                                                                             67,706     66,694

Excess of FIFO over LIFO inventories....................................      3,442      4,801
                                                                          ---------  ---------
                                                                          $  64,264  $  61,893
                                                                          ---------  ---------
                                                                          ---------  ---------
Property, plant and equipment:
  Land..................................................................  $   9,657  $   9,565
  Buildings and improvements............................................     20,897     23,581
  Machinery and equipment...............................................     21,150     21,985
                                                                          ---------  ---------
                                                                             51,704     55,131

  Less accumulated depreciation.........................................     18,853     21,701
                                                                          ---------  ---------
      Total.............................................................  $  32,851  $  33,430
                                                                          ---------  ---------
                                                                          ---------  ---------
Accrued expenses and other liabilities:
  Payroll, bonuses and related expenses.................................  $   5,864  $   4,636
  Dealer incentives.....................................................      1,935      2,101
  Other taxes...........................................................      1,610      1,827
  Product liability.....................................................      1,277      1,707
  Product warranty......................................................      2,303      3,561
  Interest..............................................................        115        166
  Other current liabilities.............................................      2,922      3,007
                                                                          ---------  ---------
      Total.............................................................  $  16,026  $  17,005
                                                                          ---------  ---------
                                                                          ---------  ---------

4. NOTES PAYABLE

    Notes payable represent floor plan obligations of the Holiday World retail operations which are secured by specific units held for sale (approximately $20.3 million of finished goods inventory at December 31, 1995). The floor plan obligations are primarily with Eaglemark Financial Services, Inc., which is a wholly owned subsidiary of Harley-Davidson.

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1995

5. INCOME TAXES

    Deferred income taxes result from timing differences in the recognition of revenues and expenses for financial statements and tax returns. The principal sources of these differences and the related effect of each on the provision (benefit) for income taxes are as follows:

                                                                               1994       1995
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals not yet deductible..............................................  $   1,511  $   2,188
  Legal reorganization.....................................................      2,912     --
  Inventory adjustments....................................................        691        940
  Other, net...............................................................      1,188      1,636
                                                                             ---------  ---------
                                                                                 6,302      4,764

Deferred tax liabilities:
  Fixed assets, book tax basis difference..................................     --           (666)
                                                                             ---------  ---------
    Net deferred tax asset.................................................  $   6,302  $   4,098
                                                                             ---------  ---------
                                                                             ---------  ---------

    The income tax benefit differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate due to the following items:

                                                                  1993       1994       1995
                                                               ----------  ---------  ---------
                                                                        (IN THOUSANDS)
Benefit at statutory rate....................................  $  (24,729) $  (3,970) $  (5,151)
Write-off of goodwill........................................      16,251     --         --
Legal reorganization.........................................      --         (2,282)    --
Other........................................................         228        159         79
                                                               ----------  ---------  ---------
Income tax benefit...........................................  $   (8,250) $  (6,093) $  (5,072)
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

                                                                  1993       1994       1995
                                                               ----------  ---------  ---------
                                                                        (IN THOUSANDS)
Income tax benefit:
  Current....................................................  $   (5,118) $     657  $  (7,276)
  Deferred...................................................      (3,132)    (6,750)     2,204
                                                               ----------  ---------  ---------
                                                               $   (8,250) $  (6,093) $  (5,072)
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

    The Company's 1994 tax provision includes a one-time benefit of $2.3 million related to the legal reorganization of the Company.

6. COMMITMENTS AND CONTINGENCIES

    At December 31, 1995, Holiday Rambler LLC estimates that it is contingently liable under repurchase agreements for an approximate maximum of $76.9 million to lending institutions that provide wholesale

        HOLIDAY RAMBLER LLC RECREATIONAL VEHICLE MANUFACTURING DIVISION
                  AND CERTAIN HOLIDAY WORLD RETAIL OPERATIONS

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1995

6. COMMITMENTS AND CONTINGENCIES (CONTINUED) floor plan financing to its dealers. These agreements are customary in the recreational vehicle industry. Holiday Rambler LLC's loss exposure on repurchase is limited to the difference between the net realized resale value of the vehicle and the amount required to be paid to the lending institution at the time of repurchase.

    Holiday Rambler LLC has not incurred any material losses from the repurchase or guaranty agreements and currently anticipates no material losses.

    Various claims and litigation are pending, including claims with respect to warranties and product liability. Prior to June 30, 1995, product liability losses were fully self-insured. Beginning on July 1, 1995, product liability losses in the United States are self-insured up to $3 million (catastrophic coverage is maintained for individual claims in excess of $3 million, up to $25 million). Holiday Rambler LLC accrues for claim exposures which are probable of occurrence and can be reasonably estimated.

7. EMPLOYEE RETIREMENT PLAN

    Holiday Rambler LLC sponsors a retirement plan (the "Plan") covering substantially all full-time employees. The Plan is funded partly by employee wage deferrals in accordance with Section 401(k) of the Internal Revenue Code. Holiday Rambler LLC matches employee contributions up to 3% of compensation. Matching is discretionary and subject to certain net worth measurements. Holiday Rambler LLC's contributions for 1993, 1994 and 1995 were $0 million, $1.0 million and $1.1 million, respectively.

8. RELATED-PARTY TRANSACTIONS

    The Company has amounts due to Harley-Davidson, its parent company, of $107.1 million and $98.3 million at December 31, 1994 and 1995, respectively. Interest is charged at rates between 9% and 10%. Interest expense on this debt was $12.7 million, $8.4 million and $9.0 million for the years ended 1993, 1994 and 1995, respectively. During 1994, Harley-Davidson contributed capital of $64.2 million to the Company in the form of debt forgiveness in a non-cash transaction.

    The Company provides management information systems, human resources and other administrative services to certain affiliated entities. Certain affiliated companies transfer all excess operating cash to the Company. The net advances to/from affiliates represents the net of the operating cash transfers with the affiliates. These advances are non-interest-bearing. General and administrative costs of $1.2 million, $1.2 million and $1.4 million for the years ended 1993, 1994 and 1995, respectively, have been allocated to the affiliated entities and are, therefore, not included in the general and administrative costs presented in these financial statements.

                              [Inside Back Cover]

    [Monaco Coach Corporation logo next to picture of Monaco Dynasty motor coach; Holiday Rambler logo next to Holiday Rambler Vacationer motor coach; Royale Coach by Monaco logo next to picture of Royale Coach by Monaco bus conversion; picture of Company's Coburg, Oregon headquarters with motor coaches in front.]

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          6
Use of Proceeds................................         12
Dividend Policy................................         12
Price Range of Common Stock....................         12
Capitalization.................................         13
Selected Historical Consolidated Financial
  Data.........................................         14
Unaudited Pro Forma Combined Statements of
  Income.......................................         16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         18
Business.......................................         25
Management.....................................         38
Principal and Selling Stockholders.............         41
Description of Capital Stock...................         44
Shares Eligible for Future Sale................         46
Underwriting...................................         47
Legal Matters..................................         48
Experts........................................         48
Available Information..........................         48
Incorporation of Certain Documents By
  Reference....................................         49
Index to Financial Statements..................        F-1



                                1,700,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                     ------

                                   PROSPECTUS

                                         , 1997

                                   ---------

                               SMITH BARNEY INC.
                            WILLIAM BLAIR & COMPANY
                           A.G. EDWARDS & SONS, INC.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                                     AMOUNT TO
                                                                                      BE PAID
                                                                                    -----------
Registration Fee..................................................................   $  14,911
NASD Filing Fee...................................................................       5,421
Nasdaq National Market Listing Fee................................................      17,500
Printing..........................................................................     150,000
Legal Fees and Expenses...........................................................     150,000
Accounting Fees and Expenses......................................................     110,000
Blue Sky Fees and Expenses........................................................      10,000
Transfer Agent and Registrar Fees.................................................      10,000
Miscellaneous.....................................................................      24,668
                                                                                    -----------
    Total.........................................................................   $ 475,000
                                                                                    -----------
                                                                                    -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

    The Company's Certificate of Incorporation provides that any director, officer or employee of the Company may be indemnified by the Company to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate shall apply to or have any effect on the right to indemnification permitted thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring before the effective date of such amendment or repeal.

    The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer, employee or agent of the Company or any predecessor of the Company or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor of the Company.

    The Company has entered into indemnification agreements with its directors and each of its executive officers. In addition, the registration rights agreements between the Company and each of its current stockholders provide for cross indemnification for certain liabilities under the Securities Act of 1933, as amended (the "Act") or otherwise.

    The Company has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its directors, executive officers and other persons for certain liabilities, including liabilities arising under the Act.

    See also the undertakings set out in response to Item 17 herein.

ITEM 16. EXHIBITS


 1.1       Form of Underwriting Agreement.

 2.1(1)    Asset Purchase Agreement dated February 4, 1993 between the Registrant, Warrick
           Industries, Inc., William L. Warrick, Arlen J. Paul, Kay L. Toolson, Jay M.
           DeVoss and James A. Krider.

 2.2(1)    First Amendment to Asset Purchase Agreement dated March 5, 1993 between the
           Registrant, Warrick Industries, Inc., William L. Warrick, Arlen J. Paul, Kay L.
           Toolson, Jay M. DeVoss and James A. Krider.

 2.3(1)    Assumption Agreement dated March 5, 1993 between the Registrant and Warrick
           Industries, Inc.

 2.4(1)    Letter Agreement dated August 10, 1993 between the Registrant, Warrick
           Industries, Inc., William L. Warrick, Arlen J. Paul, Jay M. DeVoss, James A.
           Krider and Kay L. Toolson.

 2.5(2)    Asset Purchase Agreement dated as of January 21, 1996 among Harley-Davidson,
           Inc., Holiday Rambler LLC, State Road Properties L.P., and Monaco Coach
           Corporation (the "HR Asset Purchase Agreement").

 2.6(2)    Amendment No. 1 to the HR Asset Purchase Agreement dated as of March 4, 1996 among Harley-Davidson, Inc., Holiday Rambler LLC, State Road Properties L.P., and
           Monaco Coach Corporation.

 2.7(2)    Asset Purchase Agreement dated as of March 4, 1996 among Harley-Davidson, Inc.,
           Holiday Holiday Corp., Holiday World, Inc., a California corporation, Holiday
           World, Inc., a Texas corporation, Holiday World, Inc., a Florida corporation,
           Holiday World, Inc., an Oregon corporation, Holiday World, Inc., an Indiana corporation, Holiday World, Inc., a Washington corporation, Holiday World, Inc., a New Mexico corporation, Monaco Coach Corporation and MCC Acquisition
           Corporation.

 2.8(2)    Subordinated Promissory Note, dated as of March 4, 1996, issued to Holiday
           Holding Corp. by MCC Acquisition Corporation.

 5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1(1)    Stockholders Agreement dated August 10, 1993 between the Registrant, Liberty
           Investment Partners II, the State Board of Administration of Florida ("SBA"),
           Monaco Capital Partners, Tucker Anthony Holding Corporation, Kay L. Toolson, Page
           Robertson, Ed Kinney, Ray Mehaffey, Enoch Hutchcraft, Gary Smith, John Nepute,
           Miki Scheer and C.D. Smith.

10.2(1)    Form of Indemnification Agreement for directors and executive officers.

10.3(1)    1993 Incentive Stock Option Plan and form of option agreement thereunder.

10.4(1)    1993 Director Option Plan.

10.5(1)    1993 Employee Stock Purchase Plan and form of subscription agreement thereunder.

10.6(1)    Amended and Restated Management Agreement dated August 10, 1993 between the
           Registrant and Cariad Capital, Inc.

10.7A(1)   Letter Agreement dated March 5, 1993 between the Registrant, Cariad Capital, Inc.
           and Liberty Partners, L.P.

10.7B(1)   Amendment to Letter Agreement dated August 12, 1993 between the Registrant and
           Liberty Partners, L.P.

10.8(1)    Registration Agreement dated March 5, 1993 between the Registrant, Liberty
           Investment Partners II and SBA.

10.9(1)    Registration Agreement dated March 5, 1993 among the Registrant, Monaco Capital
           Partners, Tucker Anthony Holding Corporation and certain other stockholders of the Registrant.

10.10(2)   Credit Agreement dated as of March 5, 1996 among BT Commercial Corporation,
           Deutsche Financial Services Corporation, Nationsbank of Texas, N.A., LaSalle
           National Bank and Monaco Coach Corporation.

10.11(2)   Registration Rights Agreement dated as of March 4, 1996 among Holiday Rambler LLC and Monaco Coach Corporation.

10.12      Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4,
           1996, pertaining to 3 State Road 19, Wakarusa, Indiana 46573.

10.13      Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4,
           1996, pertaining to 5 State Road 19, Wakarusa, Indiana 46573.

10.14      Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4,
           1996, pertaining to 6 State Road 19, Wakarusa, Indiana 46573.

10.15      Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4,
           1996, pertaining to 7 State Road 19, Wakarusa, Indiana 46573.

10.16      Agreement of Lease dated March 4, 1996 pertaining to 8 State Road 19, Wakarusa,
           Indiana 46573.

10.17      Form of Lease dated as of April 1, 1997 pertaining to 5280 High Banks Road,
           Springfield, Oregon.

10.18      Lease Agreement dated April 1, 1995 pertaining to 1330 Wade Drive, Elkhart,
           Indiana.

10.19      Form of Termination Agreement and Release between Liberty Investment Partners II,
           SBA, Monaco Capital Partners, Tucker Anthony Holding Corporation, Kay L. Toolson,
           Page Robertson, Ed Kinney, Ray Mehaffey, Enoch Hutchcraft, Gary Smith, John
           Nepute, Miki Scheer, C.D. Smith, Roger A. Vandenberg, Andreas P. Graham,
           Geraldine M. McNulty and Mary A. Ferreira.

11.1*      Computation of earnings per share (See Note 11 of Notes to Consolidated Financial
           Statements).

23.1       Consent of Coopers & Lybrand L.L.P., Independent Accountants.

23.2       Consent of Ernst & Young LLP, Independent Auditors.

23.3       Consent of Counsel (included in Exhibit 5.1).

24.1*      Power of Attorney.

27         Financial Data Schedule.


------------------------

(1) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Company's Registration Statement on Form S-1 (File No. 33-67374) declared effective on September 23, 1993.

(2) Incorporated by reference to exhibits filed in response to Item 7, "Financial Statements and Exhibits," of the Company's Current Report on Form 8-K dated March 4, 1996.


*   Previously filed.


ITEM 17. UNDERTAKINGS

    1. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. Insofar as indemnification by the Registrant for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    3. The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coburg, State of Oregon, on this 21st day of May, 1997.



                                MONACO COACH CORPORATION

                                BY:              /S/ KAY L. TOOLSON
                                     -----------------------------------------
                                                   Kay L. Toolson
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman Of The Board,
      /s/ KAY L. TOOLSON          Chief Executive Officer
------------------------------    and President (Principal     May 21, 1997
       (Kay L. Toolson)           Executive Officer)

                                Vice President of Finance
     /s/ JOHN W. NEPUTE*          and Chief Financial
------------------------------    Officer (Principal           May 21, 1997
       (John W. Nepute)           Financial and Accounting
                                  Officer)

    /s/ MICHAEL J. KLUGER*
------------------------------  Director                       May 21, 1997
     (Michael J. Kluger)

    /s/ CARL E. RING, JR.*
------------------------------  Director                       May 21, 1997
     (Carl E. Ring, Jr.)

    /s/ RICHARD A. ROUSE*
------------------------------  Director                       May 21, 1997
      (Richard A. Rouse)

   /s/ ROGER A. VANDENBERG*
------------------------------  Director                       May 21, 1997
    (Roger A. Vandenberg)



*By:  Kay L. Toolson
      Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                                      SEQUENTIALLY
 EXHIBIT                                                                                                NUMBERED
  NUMBER                                          DESCRIPTION                                             PAGE
----------  ----------------------------------------------------------------------------------------  -------------
 1.1        Form of Underwriting Agreement.

 2.1(1)     Asset Purchase Agreement dated February 4, 1993 between the Registrant, Warrick
            Industries, Inc., William L. Warrick, Arlen J. Paul, Kay L. Toolson, Jay M. DeVoss and
            James A. Krider.

 2.2(1)     First Amendment to Asset Purchase Agreement dated March 5, 1993 between the Registrant,
            Warrick Industries, Inc., William L. Warrick, Arlen J. Paul, Kay L. Toolson, Jay M.
            DeVoss and James A. Krider.

 2.3(1)     Assumption Agreement dated March 5, 1993 between the Registrant and Warrick Industries,
            Inc.

 2.4(1)     Letter Agreement dated August 10, 1993 between the Registrant, Warrick Industries, Inc.,
            William L. Warrick, Arlen J. Paul, Jay M. DeVoss, James A. Krider and Kay L. Toolson.

 2.5(2)     Asset Purchase Agreement dated as of January 21, 1996 among Harley-Davidson, Inc.,
            Holiday Rambler LLC, State Road Properties L.P., and Monaco Coach Corporation (the "HR
            Asset Purchase Agreement").

 2.6(2)     Amendment No. 1 to the HR Asset Purchase Agreement dated as of March 4, 1996 among
            Harley-Davidson, Inc., Holiday Rambler LLC, State Road Properties L.P., and Monaco Coach
            Corporation.

 2.7(2)     Asset Purchase Agreement dated as of March 4, 1996 among Harley-Davidson, Inc., Holiday
            Holiday Corp., Holiday World, Inc., a California corporation, Holiday World, Inc., a
            Texas corporation, Holiday World, Inc., a Florida corporation, Holiday World, Inc., an
            Oregon corporation, Holiday World, Inc., an Indiana corporation, Holiday World, Inc., a
            Washington corporation, Holiday World, Inc., a New Mexico corporation, Monaco Coach
            Corporation and MCC Acquisition Corporation.

 2.8(2)     Subordinated Promissory Note, dated as of March 4, 1996, issued to Holiday Holding Corp.
            by MCC Acquisition Corporation.

 5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1(1)     Stockholders Agreement dated August 10, 1993 between the Registrant, Liberty Investment
            Partners II, the State Board of Administration of Florida ("SBA"), Monaco Capital
            Partners, Tucker Anthony Holding Corporation, Kay L. Toolson, Page Robertson, Ed Kinney,
            Ray Mehaffey, Enoch Hutchcraft, Gary Smith, John Nepute, Miki Scheer and C.D. Smith.

10.2(1)     Form of Indemnification Agreement for directors and executive officers.

10.3(1)     1993 Incentive Stock Option Plan and form of option agreement thereunder.

10.4(1)     1993 Director Option Plan.

10.5(1)     1993 Employee Stock Purchase Plan and form of subscription agreement thereunder.

10.6(1)     Amended and Restated Management Agreement dated August 10, 1993 between the Registrant and Cariad Capital, Inc.

10.7A(1)    Letter Agreement dated March 5, 1993 between the Registrant, Cariad Capital, Inc. and
            Liberty Partners, L.P.

10.7B(1)    Amendment to Letter Agreement dated August 12, 1993 between the Registrant and Liberty
            Partners, L.P.

                                                                                                      SEQUENTIALLY
 EXHIBIT                                                                                                NUMBERED
  NUMBER                                          DESCRIPTION                                             PAGE
----------  ----------------------------------------------------------------------------------------  -------------
10.8(1)     Registration Agreement dated March 5, 1993 between the Registrant, Liberty Investment
            Partners, II and SBA.

10.9(1)     Registration Agreement dated March 5, 1993 among the Registrant, Monaco Capital
            Partners, Tucker Anthony Holding Corporation and certain other stockholders of the
            Registrant.

10.10(2)    Credit Agreement dated as of March 5, 1996 among BT Commercial Corporation, Deutsche
            Financial Services Corporation, Nationsbank of Texas, N.A., LaSalle National Bank and
            Monaco Coach Corporation.

10.11(2)    Registration Rights Agreement dated as of March 4, 1996 among Holiday Rambler LLC and
            Monaco Coach Corporation.

10.12       Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4, 1996, pertaining to 3 State Road 19, Wakarusa, Indiana 46573.

10.13       Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4, 1996, pertaining to 5 State Road 19, Wakarusa, Indiana 46573.

10.14       Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4, 1996, pertaining to 6 State Road 19, Wakarusa, Indiana 46573.

10.15       Agreement of Lease dated March 4, 1996, with First Amendment dated as of March 4, 1996, pertaining to 7 State Road 19, Wakarusa, Indiana 46573.

10.16       Agreement of Lease dated March 4, 1996 pertaining to 8 State Road 19, Wakarusa, Indiana
            46573.

10.17       Form of Lease dated as of April 1, 1997 pertaining to 5280 High Banks Road, Springfield,
            Oregon.

10.18       Lease Agreement dated April 1, 1995 pertaining to 1330 Wade Drive, Elkhart, Indiana.

10.19       Form of Termination Agreement and Release between Liberty Investment Partners II, SBA,
            Monaco Capital Partners, Tucker Anthony Holding Corporation, Kay L. Toolson, Page
            Robertson, Ed Kinney, Ray Mehaffey, Enoch Hutchcraft, Gary Smith, John Nepute, Miki
            Scheer, C.D. Smith, Roger A. Vandenberg, Andreas P. Graham, Geraldine M. McNulty and
            Mary A. Ferreira.

11.1*       Computation of earnings per share (See Note 11 of Notes to Consolidated Financial
            Statements).

23.1        Consent of Coopers & Lybrand, Independent Accountants.

23.2        Consent of Ernst & Young LLP, Independent Auditors.

23.3        Consent of Counsel (included in Exhibit 5.1).

24.1*       Power of Attorney.

27          Financial Data Schedule.


------------------------

(1) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Company's Registration Statement on Form S-1 (File No. 33-67374) declared effective on September 23, 1993.

(2) Incorporated by reference to exhibits filed in response to Item 7, "Financial Statements and Exhibits," of the Company's Current Report on Form 8-K dated March 4, 1996.


*   Previously filed.